FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2007

Kimber Resources Inc.

(Translation of registrant's name into English)

Suite 215 - 800 West Pender St. Vancouver, British Columbia V6C 2V6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No . ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Exhibit Index

Exhibit Number	Description
99.1	Technical Report: Estimate of Underground-mineable Resources On the Carmen Deposit dated July 15, 2007.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kimber Resources Inc.
(Registrant)

By:/s/ " M.E. Hoole"

M.E. Hoole
Vice President & Corporate Secretary

Date   **August 13, 2007**

Technical Report
Estimate of Underground-mineable Resources
On the Carmen Deposit

at
MONTERDE

GUAZAPARES MUNICIPALITY
CHIHUAHUA STATE
MEXICO

Owned by

KIMBER RESOURCES INC.

215 - 800 West Pender St.
Vancouver, BC, V6C 2V6

Report by:

A.A. Burgoyne, P.Eng., M.Sc.
Burgoyne Geological Inc.
548 Lands End Road
North Saanich, BC, V8L 5K9

J.B. Richards, P.Eng., B.A.Sc.
Vice President, Engineering
Kimber Resources Inc.
215 - 800 West Pender St.
Vancouver, BC, V6C 2V6

July 15, 2007

FIGURES

APPENDICES

1.0 Summary

Kimber Resources Inc.'s ("Kimber") Monterde Property (the "Property") is located in Chihuahua State, Mexico. Coordinate locations for the property are 27°35.5'N and 108°05'W, and in UTM coordinates, 3056000N and 787500E, NAD27, Mexican datum. Access to the Property southwest from Chihuahua City is by approximately 260 kilometres of road of varying quality, from paved highway to moderate quality logging road; a four wheel drive vehicle is recommended during rainy season and generally for access on the Property roads. Elevations range from 2000m to 2400m, with the property area covering a series of north-northwest / south-southeast ridges. Slopes are generally moderate to locally steep. The vegetation predominantly consists of ponderosa pine forest. The relatively high altitude tempers the climate of the Property area; winters are cold and dry and a distinct rainy season with moderate temperatures typically lasts from June to October. Besides the numerous annual streams on the property area, the water table has shown itself to be relatively shallow in most places and wells should produce ample water supplies for development and production.

The Monterde Property includes a small underground past producer of gold and silver, which operated from 1937 to 1943; approximately 68,000 tonnes of oxide ore grading 19.29 grams per tonne gold and 311.5 grams per tonne silver were mined with a cut off of 15.0 g/t gold. Current exploration and development has been focused on mineralization associated with a set of mineralized "wrench-faults", known as the Carmen zone. Previously mined underground on a very small scale in the early 1940s to a 15gram/tonne gold cut-off, the area is of great interest today because the low-grade halo around the major veins should be economic using modern open pit mining methods and heap-leach and mill recovery. In addition to the previously mined Carmen zone, local prospectors and Kimber geologists have identified other zones of exploration interest along the wrench-fault system.

Mineral concessions comprising the Property, cover in excess of 29,000 hectares, and include the Monterde Concessions, the El Coronel Concessions and Staked Concessions. All concessions are owned free and clear of any royalty payments by Kimber's wholly owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V., ("Minera Monterde")

Gold and silver mineralization of the Carmen deposit is hosted in a volcanic-intrusive complex, which is located at the intersection of two major structural zones. Primary structural control of the Carmen Deposit is a northwest striking, northeast dipping shear zone with both right lateral movement and normal displacement. The setting is in a half-graben or pull-apart basin. Splays branching off the main shear are evident and are related to the extension of the half graben. The intersection of north striking normal faults with the shear features contributes to the localization of the gold-silver mineralization. Gold-silver mineralization is present on all of the noted structures.

A series of three intermediate tuffaceous lithologies and the associated co-magmatic intrusives are the hosts for gold and silver mineralization. The tuffs are slightly welded to welded, with fragment size varying from millimeters to metres. Primary porosity and permeability of the tuffaceous rocks is inferred to be greater in the coarser and less welded lithologies than in the welded lithologies.

Gold and silver mineralization is associated with a variety of alteration assemblages that includes argillic alteration, quartz vein stock works, phyllic alteration and iron oxides. Within the alteration assemblages noted, gold and silver is disseminated and stock work hosted. Geologic data support the interpretation that the gold-silver mineralization is high in the epithermal system. The Carmen gold-silver deposit is oxidized to vertical depths of at least 300 metres, based on macroscopic observations on drill core and cuttings. Some very fine sulfides are seen microscopically, locked in siliceous alteration.

Mineralization is observed over a vertical extent of 700 metres.

This resource estimate has been preceded by several other estimates of material suitable for open pit mining. (See Giroux, 2006) This resource estimate is the first to consider grades that could support underground mining. It is a follow-up of a preliminary private study done by one of the authors (Burgoyne) in late 2006 that indicated that underground-mineable resources of relatively high grade could be delineated on the Carmen area of a tenor similar to those described by King in his historical 1943 report as "low grade", and that they could have very positive effect on the project economics. The resource estimate was made on four of eight structural zones or corridors (C1, C2, S3, S4) previously identified by analysis of high-grade drill intercepts. Referral back to the geologic database and surveys shows that these structural corridors have been previously identified by geologic mapping and during the historic mining operation. The four of eight corridors or shear zones, not evaluated (C3, C4, S1, S2), were seen to have less potential for resource tonnage. It was determined to formalize Burgoyne's preliminary analysis with a more rigorous resource estimate using the traditional polygonal method on longitudinal sections on the selected structures. The objectives of the work being to provide data for scoping level economic analysis. Positive results of the recommended scoping analysis will justify the more rigorous and more onerous block modeling required to permit optimization of open pit and underground mining in future studies.

The database consists of 466 RC and 54 core holes with 39,248 assays of 2m length samples for gold and silver drilled in the years 1998 to 2006.

The resource estimate is a polygonal estimate calculated on long sections on the interpreted plane of the structures, based on inferred continuity of mineralization greater than or equal to 3g/t of gold equivalent cut-off grade over at least 1.2m true thickness perpendicular to the plane of the long section. The mineralized polygons were extended to a maximum of 25m from the drill holes and limited in their area of influence by adjacent polygons on either ore or waste holes. A further resource was inferred below the drill-hole polygons by extension of polygons that are open to depth. The extension was not by a fixed distance, but to a fixed depth. This depth was set to the elevation of the lowest "ore" polygon on the section less about half the vertical extent of "ore" on the section. The summary of the resource estimate is listed below in **Table 1-1**.

TABLE 1-1
CARMEN AREA UNDERGROUND MINERAL RESOURCE ESTIMATE

The resource is classified as Inferred	Au, g/t	Ag, g/t	AuEq,g/t	Tonnes	Au, oz	Ag, oz	AuEq, oz
Total within 25m of drill holes	4.41	170	6.84	2,446,000	347,100	13,372,000	537,700
Total Inferred to Depth Below Open Polygons	5.88	99	7.30	1,375,000	260,100	4,391,000	322,900
Estimate Total	4.94	145	7.01	3,820,600	607,300	17,763,000	860,600
Total Below Polygons, outside of Block Model	6.41	67	7.37	703,000	144,800	1,513,000	166,400
Total U/G Resource Within Block Model Resource	4.61	162	6.92	3,118,000	462,500	16,250,000	694,200

Comparison of the underground resource, of which 80% is within the current block model, listed below in **Table 1-2** shows that with 8% of the total resource, the material contains 52% of the gold and 37% of the silver.

TABLE 1-2
CURRENT CARMEN MINERAL RESOURCE, ESTIMATE M BLOCK MODEL
(from Giroux 2006)

	Au, g/t	Ag, g/t	Tonnes	Au, oz	Ag, oz
Measured & Indicated	0.75	39	33,220,000	801,000	41,640,000
Inferred	0.64	17	3,530,000	72,600	1,950,000

Plots of the resource accumulation and grade vs. depth suggest that the probability is good that the resource will extend to greater depths, and as the 4th line in **Table 1-1**, containing the material from the lowest portions of the resource suggests, the gold grade is increasing with depth and the silver grade is decreasing.

We recommend that Kimber:

1.   Commission a scoping study (Preliminary Economic Assessment) that incorporates the resources defined in this study with a small number of pit shells, no more than three, from the 2006 work on the Estimate M block model by Giroux (2006), and confirm underground drifting and excavation costs for the proposed step 4 work program below. The cost of this program is estimated at $40,000.

2.   If the results from step 1 are encouraging, construct a very highly constrained wire-frame model on the existing drilling database to permit the block modeling of the underground resource so that an open-pit optimizer may be run to explicitly determine the optimum balance between surface and underground mining. This wire-frame modelling of the underground resource should be done on the base of the geological compilation now underway. The existing lower-grade wire-frame that defines the open-pittable material should be adjusted at the same time and the open-pit block model updated. The economic study should be updated based on this work. The cost of this program is estimated at $60,000.

3.   If the work in step 2 confirms that the underground "mineable" resource is of significant potential value, a program of surface core drilling totalling 2,000 metres should be undertaken to confirm the geological and mineralization continuity of this high-grade resource in key areas. Since this work is not likely to establish the continuity of a significant portion of the resource, this program should be relatively small, only confirming the existence of mineralization. This drilling would provide a test of the mineralization and grade continuity of only parts of the C1, and possibly S4, Shears and the respective contained structures. The total cost of this Stage one program is estimated at $600,000.

4.   On successful completion of step 3, a major underground drifting and development program should be undertaken to confirm the continuity and mineability of the higher-grade underground resource. The drifting component should consist of approximately 2200 metres of Access adit/decline ramp, drifting on C-1 Shear, S-4 Shear, and C-2 Shear, and crosscuts for diamond drilling. The decline/ramp would go to about the 2030 metre elevation. Sampling at one-metre intervals would be completed along/across any potentially mineralized structures. Diamond drilling would test the deeper portions of C-1, C-2, and S-4 Shear Zones; allowance has also been made to test S-2 and S-3 Shear Zones.   A diamond drilling allowance has also been made for flat holes every 50 metres when drifting along specific Shears Zones C-1, C2, and S-4. A total of 20,100 metres of underground diamond drilling are budgeted. Provision has been made for a ventilation raise of about 200 metres to join the adit – decline ramp at about the 2060 m to Level 1 at the 2250 metre elevation. The total cost of this program is estimated at CDN $ 5.1 million.

2.0 Introduction & Terms of Reference

The Monterde Property is a gold-silver past producer located in the Sierra Madre Mountains of Western Mexico. It is owned by Kimber Resources Inc. (Kimber), through its 100% owned Mexican Minera Monterde S. de R.L. de C.V. ("Minera Monterde").

This mineral resource estimate is the first undertaken to evaluate the higher-grade mineralization amenable to mining by underground mining methods. In the past Kimber has confined it's many resource estimates to resources potentially mineable by bulk methods. It is based on the evaluation of 420 RC and 54 Core holes drilled in the period from 1998 through to the end of 2006. In This report will be filed with the appropriate regulatory authorities including the British Columbia Securities Commission and will become a public document. The report is formatted in accordance with National Instrument 43-101.

The Monterde Property consists of several mineral concessions wholly owned by Minera Monterde. The Monterde Property has been explored and defined through separate programs of surface reverse circulation drilling, in the periods of 1998, late 2000 - early 2001, 2002, 2003, 2004, 2005 and 2006. Core drilling has been on going since 2004. Kimber has completed all drilling programs except the 1998 program, which was completed by Golden Treasure Explorations Inc. A substantial, potentially open pittable, gold - silver oxide resource, known as the Carmen Deposit, has been defined.

In early 2007, Burgoyne Geological Inc. was commissioned by Kimber to complete a Mineral Resource Technical Report on the underground component of the Carmen gold-silver deposit.

Terms of reference for this resource study were:
- Visit the property in order to comment and verify work that had been completed.
- Review all relevant drilling and geological information on the property for purposes of this new resource estimate.
- Together with Kimber personnel prepare an underground resource model for gold-silver mineralization at the Carmen deposit using all work completed to December 2006.

Office work including resource modelling of longitudinal sections, block measurements and calculations, averaging of assay intersections, tonnage and grade calculations and spreadsheet compilation and checking, and report writing were undertaken during December 2006 through May 2007. A site visit in April 2007 permitted review of drilling sites, drill core, drill roads, and underground adits and drifts, and exploration surveys on the Carmen Deposit. Mr. Burgoyne previously completed site visits to the property in September 2005 (Burgoyne 2005), June 2003 (Burgoyne 2004), November 2002 (Burgoyne 2003) and November 2001 (Burgoyne 2002).

The detailed technical discussions with Kimber personnel, the site examinations, and the detailed resource modelling and calculations by the writers noted above form the basis for this Technical Report. The writers have used a variety of written sources for their evaluation of the property and a variety of maps, plans and sections. These sources are given in **Item 21, References**. The most important technical references and sources are Giroux (2006), Richards et al (2006), Burgoyne (2005b) Cukor et al (2004), Burgoyne (2004), Burgoyne (2003), Burgoyne (2002), and Hitchborn & Richards (2003). The reports noted above have been filed on www.sedar.com.

Mr. A.A. Burgoyne, P.Eng. served as the independent Qualified Person responsible for preparation and review of the report. Mr. J.B. Richards, Vice President of Engineering, Kimber Resources Inc., served as the Qualified Person responsible for drilling, exploration, and field work and preparation of this report. All currency values are expressed in Canadian dollars unless otherwise indicated.

3.0 Reliance On Other Experts

An informal review of mineral title and ownership of the Mineral Concessions, was completed. However, there has been no formal legal mineral title and ownership review as this is outside the expertise of the writers. **Item 4.0 Property Description** information was obtained from the Kimber legal department. Kimber provided the information on environmental liability in **Item 4.0** and those of Surface Rights in **Item 4.4.** The authors disclaim responsibility for such information in these aforementioned sections.

This report is based on an extensive technical review and discussion of information that was available. This report is believed to be correct at the time of preparation. It is believed that the information contained herein will be reliable under the conditions and subject to the limitations herein.

The authors have exerted a normal engineering standard of due diligence in the preparation of this report, both in regards to technical detail and in property descriptions and title. All data contained within this report are believed to be correct and complete at the time of writing. All conclusions drawn from the data are based on technical judgments in consultation with experienced professionals. There is nothing material, known to the writers regarding the Carmen Deposit that is not included in this report.

4.0 Property Description & Location

The Monterde Property is located in Guzapares Municipality in the Sierra Madre Mountains of south western Chihuahua State approximately 260 road kilometres southwest of Chihuahua, Mexico and approximately 35 kilometres from San Rafael. The property is 70 kilometres northwest of Goldcorp Inc.'s El Sauzal Project and 70 kilometres southeast of. Gammon Lake Resources Inc.'s Ocampo mine. Note **Figure 4-1**. The mineral concessions comprising the property are located between Universal Transverse Mercator co-ordinates 781,000 to 811,000 east, 3,035,000 to 3,060,000 north.

The Property consists of the Monterde Concessions, the El Coronel Concessions and the Staked Concessions and totals 34 mineral concessions described in **Table 4-1** and located on **Figures 4-2 and 4-3.** Kimber controlled land totals in excess of 29,000 hectares.

The known zones of gold and silver mineralization with respect to concession boundaries are presented in **Figures 4-2** and **7-1.**

Kimber is not aware of any environmental problems or environmental liabilities that affect the property except for certain soil erosion problems which were caused by unusually heavy rains during the 2006 rainy season and for which remedial action has been taken by Kimber. An environmental review was completed, on behalf of the State Government, over the district that enabled the land status to revert from forestry to mineral exploration as given in Trejo Dominguez (1999) and Diaz Nieves (1999). During the site inspection of the property there was no indication of any environmental concerns. It should be noted that the mineralizing system at Monterde is of low sulphide content, as only trace amounts have been observed in hand specimens, and thus do not provide the opportunity for acid water generation. There are a dozen or more unfenced open shafts, raises, and caved adits, which can be up to several metres in depth. The existing waste material mined from the old Monterde mine has, for the most part, been overgrown by native vegetation.

4.1 Monterde Concessions
The Monterde Concessions are divided into four (4) groups, all of which are owned 100% by Minera Monterde.. The concession names, concession numbers, areas, and expiry dates are set out in **Table 4-1**.

4.2 El Coronel Concessions
The El Coronel Concessions consists of 11 concessions, all of which are owned 100% by Minera Monterde. The concession names, concession numbers, areas, and expiry dates are set out in **Table 4-1**.

4.3 Staked Concessions
The Staked Concessions consist of nine (9) mineral concessions that were staked for and are owned 100% by Minera Monterde. The concession names, concession numbers, areas, and expiry dates are set out in **Table 4-1**.

4.4 Surface Rights
Community associations called Ejidos, instituted under Mexican Federal law, hold surface rights in the Monterde area, like in many other rural areas in Mexico. An agreement is in place with the local Ejido with respect to the right for total access and undertaking of all activities and surveys during exploration, mine development, and





Tucson
Arizona
New Mexico
El Paso
Texas
SIERRA
Chihuahua
Sonora
Hermosillo
Dolores
MADRE
Mulatos
Chihuahua
Ocampo
Uruachic
Monterde
OCCIDENTAL
El Sausal
Durango
0
50
100
kilometres

Kimber Resources Inc.

MONTERDE PROJECT

LOCATION MAP

Figure 4 - 1

May 2006

Modified from: Hitchborn and Richards; 2001

mine production on the Ejido Monterde concessions, on which all resources are located. A similar agreement has been reached with the adjacent Ejido Ocobiachi to cover use of their lands during exploration, mine development, and mine production and to cover the eventuality of any resource expansion and lands required for development purposes. The respective Ejido boundaries are shown in **Figures 4-2** and **4-3**. This is further discussed in **Item 5.5, Access Rights & Infrastructure.**

TABLE 4-1
THE PROPERTY

Monterde Concessions Name	Title Number	Area in Hectares	Expiry Date (mo/day/year)
Group 1 Concessions			
Monte Verde	209794	26.0000	08/08/2049
Los Hilos	209793	6.0000	08/08/2049
El Carmen	210811	11.0000	11/29/2049
El Carmen II	209795	22.0000	08/08/2049
Group 2 Concessions			
Anexas de Guazapares	212541	20.0000	10/30/2050
Anexas de Guazapares	212552	18.8947	10/30/2050
Anexas de Guazapares	212542	9.7535	10/30/2050
Group 3 Concessions			
Anexas de Guazapares	112692	90.0000	04/08/2011
Group 4 Concessions			
Ampliacion Guadalupe	226011	59.0799	14/11/2055
El Coronel Concessions			
La Bonanza	192039	98.2751	12/18/2041
Montaña de Oro	205334	183.0045	08/07/2047
La Verde	217341	195.0000	07/01/2052
La Flor de Oro	217342	148.1485	07/01/2052
San Cristobal	217344	196.1159	07/01/2052
El Carmen*	217345	10.8835	07/01/2052
Merlin	217346	3.9176	07/01/2052
La Morena	217348	53.5533	07/01/2052
La Malinche	217347	248.1107	07/01/2052
Bola de Oro	216991	100.6203	06/04/2052
Venadito II	217349	167.8195	07/01/2052
Staked Concessions			
Stratus	219869	45.1100	04/24/2053
Dakota	219107	74.2600	02/06/2053
Rubia	223447	780.4720	01/10/2055
Rubia Fraccion 1	223448	23.4900	01/10/2055
Rubia Fraccion 2	223449	0.4950	01/10/2055
Los Abuelos Frac. Oeste	218532	0.9416	11/21/2052
Los Abuelos Frac. Este	218533	0.1974	11/21/2052
Rubia 2	226555	11,360.3100	01/26/2056
Rubia 2 Fraccion 2	226556	1.0214	01/26/2056
Rubia 3	226371	15,258.0241	01/12/2056
Rubia 4	226372	1.7752	01/12/2056
Rubia 5 Fraccion 1	226538	12.8394	01/25/2056
Rubia 5 Fraccion 2	226539	4.0546	01/25/2056
Rubia 5 Fraccion 3	226540	<u>35.2419</u>	01/25/2056
	Total Area:	29,266.4096	hectares

FIGURE 4-2 (Concessions Map)



MONTERDE CORE CONCESSIONS
see Figure 4-3
3,060,000 N
800,000 E
"THE PROPERTY"
780,000 E
3,040,000 N
0
2.5
5 Km
Coordinates on UTM grid, NAD 27 for Mexico, zone 12
Kimber Resources Inc.
MONTERDE PROJECT
CONCESSIONS MAP
Figure 4-2
May 2007

FIGURE 4-3 (Land Status – Core Concessions)



5.0 Accessibility, Climate, Local Resources, Infrastructure & Physiography

5.1 Access

Access to the Property is by paved highway and unpaved logging roads approximately 260 kilometres from Chihuahua City, Chihuahua State, Mexico. Travel to the Monterde Property from Chihuahua City is via state Route 16 to La Junta, south from La Junta to San Pedro, then south from San Pedro to Creel. The paved Divisadero Highway connects Creel to San Rafael, population 1200. About 35 kms of good logging road through the Temoris Junction, will bring one to the site of the Minera Monterde camp. Note **Figure 4-1**.

There is an excellent network of 4X4 roads within the property, particularly in the area of defined mineral resource and its projected extensions.

There are two major electrical power lines, about 30 kilometres due south of the Monterde Property, one high and one moderate tension. Enquiries to the Electricity Commission in 2006 show them to be eager to extend a moderate tension line to the Monterde area. A high-tension line could be extended to the property at normal commercial rates. Power would be available from both lines. Both power line and road upgrade surveys of a quality suitable for construction tenders were completed in 2006.

The Chihuahua el Pacificio Railway completed in 1962 links Los Mochis on the Pacific coast with Chihuahua and passes through San Rafael, 35 kilometers from the project.

Creel, with a population 3200, is the closest main city having a full service infrastructure base.   Creel is approximately a two and one half-hour automobile drive east-northeast from the Monterde Project.

5.2 Physiography

Elevations in the Monterde District range from 2000 metres to over 2400 metres. Topography is locally steep, with a relatively high density of canyons and watercourses. Numerous annual streams traverse the area. Topography, although locally steep, is quite accessible by local property roads and is amenable for year round exploration and development.

5.3 Flora and Fauna

The Monterde area is forested with a variety of conifers; the predominant specie is Ponderosa pine. Arbutus or madrone sp. is locally seen. Other tree species include oak, alder, and various poplars. Shrubs include manzanita, magnolias, wild rose and numerous additional plants. Two plant types of limited distribution are maguey sp. and cacti, noted at scattered locales.

Fauna in the area includes black-tailed jackrabbits, cottontail rabbits, mice, white-tailed deer, and possibly mule deer. Cougars, bobcats, and ubiquitous coyote represent carnivorous animals. Reptiles include rattlesnakes, king snakes, and bull snakes and corn snakes. Lizards exist in abundance.

5.4 Climate

The climate is marked by dry, cold winters and a distinct rainy season. During the winter, Monterde receives snow to depths of one metre on occasion. Most of the snow falls from December to mid-February. Temperature during the winter is variable, daytime highs may reach 0 degrees to 20 degrees Celsius, morning lows range between -20 degrees to 5 degrees Celsius. Temperatures during the summer, or rainy season, are moderate and range from 10 to 20 degrees.

The rainy season typically begins in May or June and continues until late September to October. Roads are usually passable and exploration can be done throughout the rainy season. The amount of rainfall received and the frequency of storms are dependent on the severity of the hurricane season in the eastern Pacific Ocean. The storms and thunderstorms that mark the rainy season are usually remnants of Pacific hurricanes that have moved inland, east into the Sierra Madre Occidental.   Spring and fall are generally cool and mild.

5.5 Access Rights

Kimber has made agreements with two (2) of the local community and surface landholders (the "Ejidos") with respect to the right of access for all types of exploration, development, and mining on the concessions covering certain portions of the Ejido lands.   These agreements provide for the the payment of annual rent upon commencement of commercial production, such rent to be determined by Federal government appraisers for the use of the surface rights. The agreements with the Ejido Monterde and the Ejido Ocobiachi provide for a right of first refusal to purchase the surface rights and, in addition, the agreement with the Ejido Ocobiachi contains an option to purchase the surface rights at a price determined by Federal government appraisers. There are no houses, buildings or other private use of land in the known resource area.

6.0 History

6.1 Historic Mine Production

Historic production of gold and silver ores from the Monterde underground mine was underway during the period 1937 to 1944. Total ore production was 68,000 tonnes grading 19.29g/t gold and 311.5 g/t silver. The mining grade cut-off was 15.0 g/t gold. All of the ore produced was oxide in nature. Historic mining depths were greater than 250 metres vertical. Production was from two underground mines located on two separate shears, the Carmen and Los Hilos, separated by an east-west distance of 150 meters as indicated on **Figure 7-1**

The larger of the two mines is centred on the Carmen Shear. Production was accessed from three main levels with stopes on four high-grade ore shoots. The stoped areas vary in strike length from 30 metres to over 90 metres. Down dip extent of the stopes ranges from 60 metres in the Number 2 ore body to over 250 metres in the Number 3 ore body. The average stope width was 2 metres.

The smaller mine is located on the Los Hilos Shear. The Los Hilos mine was stoped along a strike length of 45 metres, no down dip extent is given. Stope widths on the Los Hilos Shear averaged 2 metres wide.

The ore was processed in a 25 ton per day mill consisting of a primary jaw crusher, secondary crusher of unknown type and a ball mill. Gold and silver were extracted through cyanidation. The recovery method of the precious metals from the cyanide solution is unknown. Based on the historic production records of tonnes mined and ounces of gold and silver sold, the gold recovery is estimated at 85 % to 90 %. The historic silver recovery is estimated at 65 % to 70 %.

The Monterde Mine shut down in June 1944. Minor production of 1,810 tons was credited from July 1944 to October 16, 1944. Historic data states that the mine shut down due to a variety of factors, not including lack of ore. The mine struggled with the difficulty of obtaining spare parts for mills, drills, hoists, and other key mining components. The absence of working capital hindered improvement and repairs of the mine and mill complex. All of the mining effort was directed at production and maintaining cash flow, resources and reserves were not replaced.

Clarence King, the operating mine manager, in his report of July 25th, 1943 estimated that one single "reserve block", the #4, located on and adjacent to the existing mine levels contained 700,000 tones grading 6 g/t gold and 75 g/t silver. This block was well below the mine's gold cut off of 15 grams per tonne gold. The estimated tonnage and grade of this block was based on sampling of the adjacent drift and stope backs and ribs and, at the time, could have been classified as an indicated resource. The block has dimensions of 85 metres dip length, 150 metres strike and 30 metres wide. This "reserve block" estimated by King does not meet current CIMM mineral resource / mineral reserve standards**.**

Also of interest in the context of this report is King's observations on the deepest levels in his mine:

> *The deepest levels (300 ft. below the lowest adit or "O" level), show indication of bonanza ore in both No.1 and No.2 shafts (in the Carmen and No. 3 ore bodies respectively). Winzing below these levels is producing development ore averaging from 20 to several hundred grams gold and several kilos of silver per ton. Development has not progressed far enough to find out the extent of this enriched sulphide ore. Development on these levels is very slow and costly because of inadequate equipment and heavy water flow (up to 150 gal. min.) Stringers of enriched sulphide have been cut assaying up to six kilos in gold per ton with 25 kilos of silver, and both of these ore zones look promising with further depth.*

6.2 Exploration 1994 through 1999

Modern exploration of the Monterde Mine began in 1994 when Pandora Industries Inc of Vancouver, B.C, optioned the property. Pandora then formed a joint venture with Mill City Gold Mining Corp. of Vancouver, B.C. and commenced surface exploration of the Monterde District. The joint venture mapped and sampled the area of the Carmen and Los Hilos Shears. Reconnaissance geological mapping was conducted at a scale of 1:5000. Surface sampling included hand dug trenches over the two shear zones with sampling at 3 metre intervals perpendicular to their strike. The trench spacing was a nominal 50 metres. Minor sampling was completed underground. The results from this program were encouraging and prompted the project geologist, Mr. Harold Jones, P.Eng. to recommend a drilling program targeted at the historic underground mine. Pandora Industries spent in the order of US $ 100,000.

The joint venture was dissolved in 1996 prior to initiation of a drill program. Pandora Industries Inc. withdrew from the joint venture to pursue opportunities in Indonesia.

The property lay dormant until June 1998 when Golden Treasure Explorations Inc. of Vancouver, B. C, optioned it. A summer 1998-work program, under the direction of Mr. Alan Hitchborn, B.Sc. was initiated by Golden Treasure Explorations consisting of mapping at 1:5000 and rock chip sampling. Two Brunton and chain maps were completed, one on the Carmen-Los Hilos area and the other over portions of the Las Minitas Basin target area at a scale of 1:2500. Results of the summer program were positive and a recommendation for drilling was the outcome. By late October 1998, drilling permits were in place and the local community property owners group, the Ejido, had signed an exploration access agreement. Drill road and pad construction was started in mid-November and reverse circulation drilling commenced in early December. Approximately 760 metres of drilling in 8 drill holes were completed by Tonto Drilling, out of Hermosillo, Mexico, by mid December. Four holes were targeted at the footwall structure of the Carmen Shear Zone and four holes were directed at the Los Hilos Shear. Two of the holes drilled at Carmen did not reach the target due to poor ground conditions. This drill program was the first drilling ever on the Monterde Property. Assay results were favourable and encouraging and a recommendation to drill additional holes was the program outcome. However, due to reasons related to market conditions, Golden Treasure Explorations did not have the financial resources to continue exploration of the property. Golden Treasure Explorations spent in the order of US $250,000.

In late summer 1999, Golden Treasure Explorations defaulted on the property option agreement with the Mexican property vendors and relinquished control of the Monterde property.

6.3 Kimber Resources Inc.

Kimber became interested in the Monterde Property and began negotiations with the property vendors in fall 1999. An option agreement between Kimber and the Mexican vendors was signed in February 2000. Since then, beginning with short programs that became continuous, Kimber has completed 158,332m of core and reverse circulation drilling in 749 holes, metallurgical, environmental base-line, and geo-technical studies on the Monterde property, with total expenditures to the present of $ 30,960,514. A more detailed summary of the early work is given in Burgoyne (2005b).

The Kimber drilling programs completed almost continuously from 2000 through to May 2007 are detailed in **Item 11.0** and a summary of drilling is given in **Table 11-1.**

7.0 Geological Setting

7.1 Regional Geology

The Monterde Property is located in the Sierra Madre Occidental mountain range ("the Sierra"). This range is northwest trending and is comprised of volcanic intrusive centres and scattered calderas and is approximately 1250 kilometres long and 250 kilometres wide. It is recognised as having a high density of precious and base metal deposits genetically and spatially related to the volcanic-intrusive centres and associated faults. On the west the Sierra is bounded by the Sonora Basin and Range Province and on the east by the central Mexican carbonate platform.

Three crudely defined stratigraphic units comprise the lithologic sequences. The Jurassic marine sediments are overlain by an Upper Cretaceous to Lower Tertiary sub-aerial and submarine volcanic assemblage termed the Lower Volcanic Sequence ("LVS"), approximately 1000 meters thick.   The LVS lithologies are predominately andesite flows and hypabyssal porphyry intrusives. The LVS is unconformably overlain by Upper Volcanic Sequence ("UVS"), latite tuffs, which host the gold and silver mineralization at Monterde, and a thick series of rhyolitic tuffs. These units are Tertiary, possibly Oligocene in age.

7.2 Property Geology

The Monterde Mining District, emplaced in a volcanic complex, is classified as a low sulphidation, epithermal gold-silver deposit based on the mapped alteration assemblages. The following descriptions on geology, lithology, and structure are from Hitchborn and Richards (2001) and modifications made during the 2003 program.

The host lithologies range from slightly welded intermediate tuffaceous rocks to welded intermediate tuffaceous rocks. Comagmatic intrusive rocks are present and are variably altered.

The volcanic complex is localized at the intersection of two regional scale structural trends, one striking northwest with a right lateral sense of movement, and the other striking northeast with a left lateral sense of movement. At the deposit scale, the controls on gold-silver mineralization reflect the regional right lateral strike slip shear system and the associated antithetic shears, synthetic shears and normal faults.

Alteration styles mapped include early stage propylitic, silicic, phyllic, argillic, quartz vein stock work, and iron oxides. Gold and silver mineralization is hosted in all of the stated alteration styles, the exception being, no gold-silver mineralization has been encountered in the propylitic and silicic alteration styles. The mapped alteration assemblages and quartz vein morphology suggests that the Carmen Deposit is located in the upper levels of the hydrothermal system.

Data collected to date demonstrates low values for arsenic and antimony.

The Carmen deposit is oxidized to at least three hundred metres vertical depth. **Figure 7-1** presents the generalized geologic map of the Monterde District. **Figure 7-2** is a geological cross section through the Carmen deposit and adjacent area.

7.3 Lithology

The volcanic complex that hosts the Monterde District is composite in nature. The evolution of the complex follows a common extrusive rock pattern of lower intermediate rocks, followed by intermediate rocks with a slightly more felsic component, capped by a series of siliceous rocks.

Figure 7-3 presents the volcanic-intrusive stratigraphy of the Monterde District. Discussion of the compositional classification of the following lithologies is based on hand sample description and petrographic studies.

Intermediate Rocks

The lowest outcropping lithologies of the complex are porphyritic intermediate rocks. Phenocryst content consists of plagioclase euhedra, and well-formed hornblende phenocrysts. The groundmass is aphanitic, grey to dark grey when fresh, greenish grey when propylitically altered. Based on phenocryst mineralogy, the intermediate rocks would be classified as andesite, which occur as flows and perhaps minor tuffaceous rocks.

Outcrops of the andesitic lithologies are mapped south and west of the deposit area. The rocks rarely occur completely fresh, most outcrops exhibit some propylitic alteration. Supergene argillization is present in some outcrops. Supergene argillic alteration is the result of oxidation of pyrite, which was emplaced with the propylitic alteration event. Sparse quartz veins are also noted in some areas. No sampling has been conducted on these exposures.

Tuffaceous Rocks - TxTL, Tbx, FTU, FTUa, WLT

Overlying the basement andesite is a series of three tuffaceous lithologies. The contact between the tuffaceous rocks and the underlying andesite are assumed to be unconformable. Measured dips on the tuffs are gentle, 5 to 10 degrees southeast. This series of tuffaceous lithologies hosts the gold-silver mineralization in the Monterde District.

The lowest unit is white to light grey, slightly to moderately welded, fine-grained lithic tuff (**TxTL**). The lithic tuff contains fragmentals of the parent tuff lithology and fragments of the underlying andesitic lithologies. Phenocryst mineralogy suggests a latite composition for these tuffs. Phenocrysts consist of plagioclase, sanidine, quartz, and occasional biotite. In some occurrences of biotite, it is not clear if the biotite is primary or secondary and related to alteration. The groundmass is generally fine to medium grained. Where welding is more pronounced, the groundmass exhibits eutaxitic texture. The andesitic lithic component of this unit is deemed fine-grained. Most lithic fragments are smaller than 2.5 centimetres in the largest dimension.

The next unit in the tuff series is a coarse grained lithic tuff (**Tbx**). The designation, 'coarse grained' is derived from the larger size of the andesite lithic fragments present in the unit. The andesite lithic fragments range in largest dimension from less than 2.5 centimetres to over 2 metres. At some mapped localities, the amount of andesite lithic component present in the tuff gives the rock the appearance of agglomerate. The coarse grained lithic tuff has the same phenocryst composition as the fine-grained lower tuff unit and would be termed a latite on this basis. The degree of welding present is mostly moderate to slight.

Overlying and intruding the Tbx are non-welded fragmental tuffs and associated flow banded dykes (**FTU**). The flow banded dykes are seen in outcrop to grade into the fragmental tuffaceous rocks (**FTUa**). The fragmental unit is tan to white. Phenocryst content suggests a latite composition.

Capping the coarse grained lithic tuff is a welded tuff (**WLT**) that displays distinct eutaxitic textures. This unit has the same phenocryst composition as the two underlying tuff units. Minor andesite fragments are present in the unit.

Quartz Feldspar Intrusive, Plagioclase Biotite Intrusive - Pre-mineralization – Pfq, Ppb

Outcrop of pre-mineralization feldspar quartz porphyry (**Pfq**) intrusive is present west and northwest of the Carmen Deposit. This lithology occurs as plugs and dikes intruding the tuffaceous lithologies. Phenocryst content is composed of plagioclase, quartz, sparse sanidine, and minor biotite. The groundmass is aphanitic. Based on phenocryst mineralogy, the interpretation is that this intrusive lithology is comagmatic with the tuffaceous rocks.

Plagioclase biotite intrusive (**Ppb**) crops out northeast of the Carmen deposit. The phenocryst mineralogy is predominately plagioclase and biotite with sparse quartz phenocrysts. Outcrop occurrence is as small plugs and dykes. This intrusive phase is interpreted as comagmatic with the tuffaceous rocks.

The pre-mineralization intrusives are variably altered. The most notable alteration style is hematization of the groundmass. Sericite (?) is seen to replace plagioclase phenocrysts on occasion. In drill holes, these rocks are pervasively altered showing quartz vein stock works, intense argillic alteration, extensive iron oxides and host gold and silver values.

Obsidian – Obs
Obsidian dikes occur in fault and intrusive contact with altered tuffaceous lithologies northwest of the Carmen Deposit. The obsidian dikes are plainly post mineralization as drill holes, which cut the obsidian mineralization as drill holes, which cut the obsidian contain no gold and alteration is lacking.

7.4 Structure
The controls on mineralization of the Carmen Deposit reflect the regional structural setting of the Sierra Madre Occidental mountain range. The Sierra Madre Occidental is comprised of numerous caldera complexes, composite volcanic centres and vast ignimbrite fields. The eruptive centres of these volcanic and intrusive features were generally emplaced at areas of dilation on regional northwest trending structural zones, or at intersections of the northwest features and associated northeast trending structural zones.

The Monterde District is located at a structural intersection. Examination of the Landsat imagery on Monterde shows two distinct lineament trends, northwest and northeast. These features have been 'ground truthed' via mapping at 1:5000 scale. At this scale the two structural trends are well marked by outcrop mapping, prospect pits and underground workings. The Landsat image is too large to be included in this report. It is retained in the Kimber Resources office.

Primary structural control of the Carmen Deposit is a northwest striking, southeast dipping shear zone with both right lateral movement and normal displacement. The setting is in a half-graben or pull-apart basin. Splays branching off the main shear are evident and are related to the extension of the half graben. The intersection of north striking normal faults with the shear features contributes to the localization of the gold-silver mineralization. Gold-silver mineralization is present on all of the noted structures. Several parallel northwest trending structures that are now included in the Carmen Deposit include, from southwest to northeast, the primary Carmen shear or structure, Los Hilos, Cob and Cocos.

Spatial analysis of high-grade assays (>5g/t Au) showed them to be largely confined to two sets of essentially parallel structures, the "C" for Carmen and "S" for splay. The C shears trend approximately 290 - 295 degrees and dip steeply northerly (C-1, 69°; C-2, 67 °; C-3, 86°; C-4, 85°) and include parallel structures to Carmen and Los Hilos while the S structures trend 342 - 348 degrees and dip steeply to the east. These C shears are well documented by surface and underground mapping. The S shears (also known as splays) have been defined underground (S-1, S-2) and are identified as faults on 1998 Golden Treasure Exploration Ltd. Brunton and Chain mapping (S-2, S-3, S-4) of the Carmen and Los Hilos area. Within these C and S Shear Zones there are several parallel structures containing gold-silver mineralization.

The La Veta Minita deposit, located 250 metres southwest of Carmen Deposit, features structural control dominated by a northwest striking, right lateral shear zone. This northwest-striking shear is interpreted to be a parallel structure related to the major northwest structural trend. Mineralization appears to be related to northwest trending structures or faults that intersect a northeast striking shear. Two high-grade structures occur in the La Veta Minita deposit. The LM-1 structure trends 313 to 319 degrees and dips about 70 degrees southwest; the LM-2 structure trends 090 degrees in the west and changes to 052 degrees at the intersection of LM-1 with a dips 44 degrees to the north. They do not appear to be as strongly developed as those on the Carmen Deposit.

The Carotare zone of mineralization, located 2 km west of Carmen Deposit, is controlled by a westerly to north-westerly trending shear zone.

8.0 Deposit Type

Based on the host lithologies and mapped alteration assemblages, the Monterde Property is classified as a low sulfidation, volcanic hosted, epithermal gold - silver deposit. The presence of hypogene argillic alteration and banded quartz veins with a chalcedonic, waxy lustre, underlain by phyllic alteration, suggests the deposit is high in the hydrothermal regime. Compared to other deposits hosted in similar geologic settings, the Carmen Deposit should have greater than 500 metres of down dip extent.

Gold and silver mineralization of the Carmen deposit is hosted in a volcanic-intrusive complex, which is localized at the intersection of two major structural zones. One zone strikes northwest, which reflects the regional structural control of the underlying Sierra Madre Occidental Mountains. Relative movement on the northwest striking structure is right lateral. The other structural zone is an antithetic structure striking northeast. Relative movement on the northeast striking zone is interpreted as left lateral. North and west striking normal faults add to the structural regime. Gold and silver mineralization is present on at least three different structural orientations, with the strongest being those noted above.

A series of three intermediate tuffaceous lithologies are the hosts for gold and silver mineralization. The tuffs are slightly to strongly welded. Primary porosity and permeability of the tuffaceous rocks is inferred to be greater in the less welded lithologies than in the welded lithologies.

Gold and silver mineralization is associated with a variety of alteration assemblages that includes argillic alteration, quartz vein stock works, phyllic alteration and iron oxides. Within the alteration assemblages noted, gold and silver is disseminated and stock work hosted. Geologic data support the interpretation that the gold-silver mineralization is high in the epithermal system. The Carmen gold-silver deposit is oxidized to vertical depths of at least 300 metres. The oxidation levels are confirmed by drill holes.

Compilation of all the available data on the Carmen Deposit by Hitchborn and Richards (2001) suggested that gold mineralization above 0.10 grams per tonne is a mapable unit. Subsequent programs confirmed this conclusion. A later developed mapable limit for silver was established at 35g/t as more data was acquired. Above these defined limits (and not economic in any way), trench sampling, drilling and the stoped areas of the historic mine show long ranges of gold-silver mineralization continuity. These observations are the basis for the construction of the resource models and wire-frames for block modeling, though not for the modeling in this estimate, which is at much higher-grade limits and with true thickness constraints that are based on economics.

LEGEND
Pre-Mineralization Pyroclastics, Flows and Dikes
Upper Cretaceous to Lower Tertiary
OBS
Obsidian dikes (Obs), fresh, no hydrothermal alteration.
WLT
Eutaxitic textured welded tuff, minor andesitic lithic fragments.
FTU FTUa
Non-welded fragmental tuffs(FTU) and associated flow-banded dikes(FTUa) that in outcrop grade into each other.
Tbx
Coarse grained tuff breccia, andesitic fragments range in size from 2.5cm to 2m.
TxTL
Fine-grained crystal lithic tuff, white to light grey, slightly to moderately welded.
Pfq
Ppb
Pq
Pre-mineralization porphyry intrusives, comagmatic with the tuffaceous rocks. Feldspar quartz porphyry intrusive, (Pfq) plagioclase, quartz, sparse sanidine, and minor biotite phenocrysts in an aphanitic groundmass, and plagioclase biotite porphyry, (Ppb), predominately plagioclase and biotite with sparse quartz phenocrysts.Outcrop occurrence is as small plugs and dikes.
LVSa
Lower Volcanic Sequence (LVS), porphyritic andesite, with plagioclace phenocrysts, propylitic alteration
Alteration
Phyllic, argillic, quartz vein stockwork.
Area of anomalous Au & Ag
Hematite, silica breccia
Structure
Shear/Fault
Roads, unimproved
Contours, metres asl
Cross-section
Adit and old workings
Drill Hole (Reverse Circulation)
Mineral Resource Esitimate "M"
Measured and Indicated:
22.7 MT @ 0.97 g/T Au, 55 g/T Ag
Inferred:
7.4 MT @ 1.36 g/T Au, 38 g/T Ag
Note: the whole of the Carmen Deposit is anomalous in Au/Ag
N
3056000
3055000
786000
787000
788000
Pandora
Carotare
El Orito Norte
El Orito
Dome Fault
Los Hilos
Carmen
Cocos
Cob
Dome 2
Dome3
Las Minitas
De Nada
CERRO LA MINA
Carmen Drilling - see Fig 11 - 1
working, 50m deep, with skip, reported 3g/t Au.
Prospect
Outcrop Hematite, silica, breccia
Outcrop Hematite, silica, breccia
Drift in Qtz - Argillized Lithic Tuff
Initial exploration returned anomalous Au
LEVEL"0"
Pfq (Ppb?)
Pfq (Ppb?)
0
200
400
metres
NAD 27
Modified from Hitchborn and Richards, 2001
Kimber Resources Inc.
MONTERDE PROJECT
MONTERDE DISTRICT - GEOLOGY AND MINERALIZATION
FIGURE 7-1
May 2007



The location of the section is given on Figure 11-1

LEGEND

Pre-Mineralization Pyroclastics, Flows

WLT	Eutaxitic textured welded tuff, minor andesitic lithic fragments.
FTU FTUa	Non-welded fragmental tuffs(FTU), and associated flow-banded dikes(FTUa) that in outcrop grade into each other.
Tbx	Coarse grained tuff breccia, and andesitic fragments which range in size from 2.5cm to 2m.
TxTL	Crystal lithic tuff, slightly to moderately welded, with lithic fragments generally smaller than 2.5cm in diameter.

Pre-Mineralization Intrusives

| Ppb Pfq | Pre-mineralization porphyry intrusives, comagmatic with the tuffaceous rocks. Plagioclase biotite porphyry, (Ppb), predominately plagioclase and biotite with sparse quartz phenocrysts, and feldspar quartz porphyry intrusive, (Pfq) plagioclase, quartz, sparse sanidine, and minor biotite phenocrysts in an aphanitic groundmass. Outcrop occurrence is as small plugs and dikes. |

Plane of the Long Section C1 and its 25 m towards and away limits

Tunnel

Structure

MTR- 27 Drill Hole with Gold Equivalent above 3 g/ton high light

KIMBER RESOURCES INC

MONTERDE PROJECT
CROSS SECTION 42
GEOLOGY
Looking 315°

Figure 7-2

May 2007

JB ENGINEERING LTD



OBS OBSIDIAN DIKES

WLT WELDED LITHIC TUFF *Au Ag*

PQ FLOW DOME AND DIKES *Au Ag*

FTU FRAGMENTAL TUFF / "TUFFISITE" DIKE *Au Ag*

TBX BRECCIA TUFF *Au Ag*

Au Ag

TBX BRECCIA PIPE ?

?

TXTL CRYSTAL LITHIC TUFF

TXTL *Au Ag*

?

TXTL

PPB

Au Ag

AND "ANDESITE" FLOWS AND PYROCLASTICS

AND

AND

"UPPER VOLCANICS"

"LOWER VOLCANICS"

Upper Cretaceous to Lower Tertiary

FTUA "TUFFISITE" AND FLOW BANDED RADIAL DYKES *Au Ag*

PPB PORPHYRITIC PLAGIOCLASE BIOTITE "LATITE" PLUGS

KIMBER RESOURCES INC

MONTERDE PROJECT

Stratigraphic Column

Figure 7-3

May 2007

A.D.H. Feb 2005

9.0 Mineralization & Alteration

The mapped alteration styles of the Monterde area characterize it as a low sulfidation system consisting of an early lead-zinc base metal mineralizing event overprinted by a gold-silver mineralizing event. The early base metal event is marked by spatially limited occurrences of white to clear, massive 'bull quartz' with low gold and silver assays. The early alteration is cross cut by a spatially extensive, gold-silver bearing argillic and banded chalcedonic quartz vein stock work alteration assemblage.

The areas of alteration define zones of potential economic gold-silver mineralization including, Carmen Deposit, Las Minitas, El Orito and Carotare targets.

The following discussion is based on hand sample petrology (Hitchborn and Richards 2001) as well as thin section and polished thin section petrography Quirt and Shewfelt (2005), Northcote (2002), and McLeod, (2003). The presence of phyllic alteration, capped by argillic alteration and crosscut by multiple silica events, suggests alteration patterns comparable to alteration zoning seen in other low sulfidation, epithermal gold-silver districts.

The earliest alteration event is propylitic alteration mostly confined to the footwalls of the Carmen and Las Minitas Shear Zones. Greenish brown chlorite is seen to replace biotite phenocrysts of the various tuffaceous lithologies. Additionally, the groundmass of the tuffs is greenish brown suggesting chloritic replacement of groundmass constituents. Propylitic alteration does not host gold and silver mineralization.

Two areas of silica replacement are mapped in the Carmen Shear Zone. These exposures are typically white to very light grey, forming resistant, cliff-like outcrop. Silica replacement is not gold-silver bearing.

Two styles of phyllic alteration are mapped in the target areas. One is seen in limited outcrop exposure mostly along the footwall structures of the Carmen and Las Minitas Shear Zones. This style of phyllic alteration, which manifests as sericite replacement of phenocryst plagioclase, may be related to the lead-zinc mineralization. Phyllic alteration also occurs as cross cutting, fracture-controlled coatings of mixed sericite-illite (?). This implies that two separate phyllic events are present. Both styles of phyllic alteration host gold and silver mineralization.

Silica-hematite breccias commonly outcrop along gold and silver mineralized structures and are encountered in the drilling. These breccias typically are greyish, exhibiting multiple pulses of silica as matrix filling, quartz veins and breccia cement. Hematite occurrence is noted as fracture fillings, stains, and disseminated. Rock chip sampling and drilling establishes that silica hematite breccias host gold and silver mineralization.

Argillic alteration ranges from incipient to pervasive. Incipient argillic alteration is marked by the replacement of plagioclase phenocrysts by clay. Progressing further, argillic alteration replaces the groundmass of the altered lithology and taken to the extreme, results in a rock that has undergone complete textural destruction.

Iron oxides mapped include hematite, goethite and limonite. Hematite is defined as dark red stain or coating on rock surfaces and pervasive, identified by a red streak on a porcelain plate. Goethite is defined, on a hand sample basis, as brownish to brown red iron oxides. Limonite is defined as yellow to orange iron oxides.

Gold mineralization is associated with argillic alteration in both drill holes and surface sampling, and with goethite-hematite stained siliceous breccias. The goethite and hematite amounts range from sparse to pervasive. Limonite is present in the hematite-goethite iron oxide regime, but where limonite is the most abundant iron oxide, gold and silver values are low. Gold is not associated with massive (i.e. not brecciated) silicification.

No visible gold is seen in hand specimen but has been observed in polished sections in 1 to 5 micron sized particles as noted in Northcote (2002), and as electrum McLeod (2003). Silver has been seen is 30-40 micron rounded masses within the volcanic matrix, and as silver sulphosalts in micron sized inclusions in coarser sulphides, (pyrite, chalcopyrite, sphalerite) There is no known placer gold associated with the Monterde District.

10.0 Exploration

Past exploration work carried out by others are covered in **Item 6.0**, **History**.

The bulk of exploration work by Kimber on the Monterde property has been by drilling, directed toward the discovery and definition of open-pittable gold and silver mineralization. The breakdown of drilling by type and location is given in **Table 11-1**.

Property wide programs of mapping, trenching, and rock-geochemical sampling have lead to the development of 5 new zones of gold-silver mineralization in addition to the previously mined Carmen. These include Las Minitas, El Orito, El Orito Norte and Carotare zones. In addition, the known limits of the Carmen deposit have been extended by drilling on related structures on both the hanging and footwalls and along strike.

11.0 Drilling

A total of 127,638 meters of reverse circulation drilling in 615 drill holes and 30,695 metres of core drilling has been completed from 1998 through to May of 2007 on the Monterde property. Note **Tables 11-1** below. Of this drilling, the 520 RC holes and 54 core holes drilled on the Carmen deposit with complete data as of December 6, 2006 are the basis of the resource estimated in this report.


TABLE 11-1
SUMMARY OF DRILLING BY STRUCTURE
(To MAY, 2007)


Location	RC DRILLING		CORE DRILLING	
	Metres	**Drill Holes**	**Metres**	**Drill Holes**
Carmen	98,977	467	23,450	103
Carmen geotechnical			2,345	7
Carotare	14,441	68	3768	17
Las Minitas	10,464	53	1752	6
De Nada	420	2		
El Orito	2,469	16	253	1
Piezometer wells	867	9		
TOTAL	**127,638**	**615**	**30,694**	**134**

The location of all drill holes on Carmen Deposit is illustrated on **Figure 11-1.**

11.1 Reverse Circulation

Reverse circulation (RC), is a percussion drilling method. In this type of drilling, the rock is broken into small pieces by a mechanical hammer and the chips are removed from the hole, increasing the depth. In most modern exploration drilling, the hammer is at the bottom of the drill string (down-hole hammer), just behind the bit and is powered by compressed air. The exhaust air from the hammer is used to blow the cuttings to surface. In contacting the hole wall, the chips may be contaminated by the wall rocks, so in RC drilling a double-walled drill tube is utilized. The compressed air is blown down the annulus between the two tubes, and after energizing the hammer it returns to surface with the cuttings via the larger central tube, thereby preventing contact and contamination with the wall rock. At surface, the cuttings coming from the centre tube are diverted to the sampling equipment. A portion of the exhaust air and hence sample is allowed to blow up the outside of the drill string to remove wall rock fragments that fall into the hole. RC drill holes are cased for approximately 2 meters, with a 150 mm steel casing pushed into a 150 mm hole drilled by an outside casing bit. A "casing bowl" is placed on the top of the casing. It includes a rubber-gasket that seals the outside of the drill pipe "T" with a valve to allow the control of the volume of material blowing up the outside of the drill pipe.

RC holes are started dry, but normally are completed "wet" when moisture in the ground near the water table causes the cuttings to cake. At this point a small amount of water is injected with the air to ensure sufficient fluid flow such that the cuttings do not stick to the drill pipe or sampling appliances. With deep holes in saturated ground, as at Monterde, backpressure from inflowing ground water may reduce the hammer's efficiency and greatly slow production. At Monterde it is necessary to provide a compressor to double the air available, and a booster compressor to increase the pressure. With this equipment, holes have been satisfactorily completed to 300 meter depth, the limit of drills employed, to lift the pipe from the hole.

A conventional style bit was employed for all holes drilled, except for a brief period in 2003 This type of bit has the exhaust air from the down-hole hammer blowing out the face of the bit and up groves in the sides to a "cross-over

Burgoyne Geological Inc.   28   Kimber Resources Inc interchange" immediately behind the hammer, where it enters the centre tube. Rock chips produced by this type of bit are generally less than 3 mm across. There is a possibility of contamination from cave in the short interval at the crossover. The alternate style of RC bit is the "face-discharge" bit. It has two approximately 25mm holes in it's face that allows the sample to pass directly up into the centre tube preventing possible contamination. A face-discharge bit was tested briefly in 2003, but as the larger chip size, about 12 mm, was found to degrade sample quality its use was discontinued.

The drilling, by Layne Drilling of Hermosillo, Mexico, was conducted with two reverse circulation PD 1500 drill rigs. The compressor capacity of the drill rigs was rated at 750 cfm/350psi for one and at 900 cfm/350psi for the other. A booster was on site and used on an as-needed basis when increased water inflow hampered the efficiency of the hammer.

When drilling dry, samples were collected in a tiered, Jones sample splitter. If required, a Gilson splitter was available to further reduce sample size. Wet drilling required the use of a rotating wet splitter with further sample reduction through the Gilson splitter. Wet samples were collected from the rotating splitter with 20 litre buckets. All splitting equipment was washed with water prior to the next sample split.

The summary drill hole data for all drill holes for which assay data was complete as of the 6th of December, 2006 are given in **Appendix A;** this details drill hole locations, lengths, azimuths, dips, and collar elevations and holes with down-hole surveys.

The plan location of RC and core drill holes that are the basis of this report are illustrated on **Figure 11-1.** They have been drilled generally on 25-meter spaced northwest - southeast trending sections, targeted to be on an azimuth of 225 degrees. A cross-grid called the Dome Fault grid was also drill on 160 degrees azimuth.

The drilling contractor completed the drilling in an efficient and correct manner. The collection of the samples, the location of the drill holes, the drill holes orientations, the analyses, and the quality control/quality assurance program on the collection and analyses of samples was conducted to industry standards.

11.2 Core Drilling
Core drilling was routinely done recovering 63.5mm core, (HQ), with reduction to 47.6mm (NQ) for the rare cases where poor ground conditions threatened the hole, and 83.0mm (PQ) completed for bulk sampling for metallurgical samples. A total of 103 core drill holes in the MTC series for geological purposes and 7 more in the MTG series for geotechnical purposes have been completed since 2004. Assay data was not available on all of these core holes when the database was closed for this work. The locations and lengths of those core holes for which data was complete are given in **Appendix A.** The majority of the HQ core drilling was oriented using the "Ball-mark" system. This data is presently being included in structural analysis.

Core recovery was excellent, averaging 96%.

11.3 Deviation Survey
All drill hole collars were surveyed using a differential global positioning system (DGPS) with a horizontal and vertical accuracy of better than 20 cm. Prior to 2003, deviation surveys were not done, however in 2003, a deviation survey tool (Flexit manufacturer, magnetic reading) was acquired from Silver State Surveys of Salt Lake City Utah. As many of the previously drilled holes were still open, and in good condition, down hole surveys for dip and azimuth (deviation survey) were completed on many of previously drilled holes. Surveys were not possible in caving holes. To allow for survey in caving holes from inside   the drill pipe, a gyroscope-based unit manufactured by Silver State was acquired in 2004. The precision of both types of instrument is 0.1° in azimuth and dip. Field accuracy is probably ± 1-2° with either instrument. No magnetic minerals have been seen to suggest

that the magnetic surveys may be in error. The holes with deviation surveys are indicated in Appendix A. 91% of the drilling has deviation survey data.

12.0   Sampling Method and Approach

This resource estimate on the higher grade shear zones within the Carmen deposit was prepared from the entire drill database available at the time of the estimate, 54,568 assays from 467 RC and 54 core drill holes. No other assay data was used.

When drilling dry, RC samples were collected in a tiered, Jones sample splitter. If required, a Gilson splitter was available to further reduce sample size. Wet drilling required the use of a rotating wet splitter with further sample reduction through the Gilson splitter. Wet RC samples were collected from the rotating splitter with 20 litre buckets. All splitting equipment was washed with water prior to the next sample split. The average sample weight shipped to the ALS Chemex preparation laboratory was 7.8 kilograms with a standard deviation of 1.7 kilograms. Samples were taken on a 2-metre sample interval. There are 45137 assays in the RC database used in this estimate

Core drill holes were also sampled on 2m intervals using a "Longyear" type blade splitter, with the average sample weight being 7.5 kilograms and standard deviation of 1.22 kilograms. There are 5,293 core samples in the database used in this estimate.

Until 2006, all samples had been prepared in Hermosillo, Mexico by ALS Chemex Labs and shipped to their laboratory in North Vancouver for assay. In 2006, ALS Chemex re-opened their Chihuahua preparation laboratory and the Monterde samples have been prepared there, as discussed in **Item 13.**

The quality assurance and quality control program, consisting of sample duplicates, sample blanks, reference samples and a preparation laboratory sub sampling protocol is discussed in **Item 14.**



Modified From Hitchborn and Richards, 2001

LEGEND

Drill Hole Projection

Under Ground Work

Shaft / Winze

Section 42
Cross section trace

C1-2, S 3-4
Shear Zones with significant potential included in resource estimation

Kimber Resources Inc.

MONTERDE PROJECT

CARMEN DEPOSIT

DRILL HOLE & CROSS SECTION LOCATION MAP

Figure 11-1

May 2007

13.0 Sample Preparation, Analyses & Security

13.1 Sample Preparation & Analyses

As the reference samples and quality control measures are discussed in **Section 14.0**, only the analytical laboratory sub sampling protocol preparation and analyses procedures are detailed in this section.

Employees, officers, directors or associates of those companies conducted none of the sample preparation, completed during the Golden Treasure and Kimber drilling programs.

The reverse circulation drill samples taken by Golden Treasure Exploration in 1998 were delivered to the ALS Chemex preparation facility in Hermosillo, Sonora Mexico via a Golden Treasure Exploration employee vehicle. Sample preparation was according to ALS Chemex commercial standards. Gold analyses were by fire assay - atomic absorption analysis. Gold greater than 10 grams gold per tonne, were reassayed by fire assay, gravimetric finish. Silver greater than 1000 grams per tonne silver were fire assayed with a gravimetric finish. Silver analyses were done by aqua regia digestion followed by atomic absorption.

Reverse circulation drill samples, collected by Kimber Resources Ltd. during the 2000-2001, 2002, 2003, 2004 and 2005 programs, were submitted to the ALS Chemex Laboratory in Chihuahua and Hermosillo, respectively; here they were dried if needed, then weighed. The entire sample was then crushed to 90%, passing 2 millimetres or 10 mesh. A 2000-gram sub sample (1500 grams during 2002 drilling program) was riffle split from the original sample. Splitter rejects are saved and located in the ALS Chemex Chihuahua preparation laboratory. The 2000-gram sample was then pulverized to 95%, passing 106 micron, -150 mesh, using a Jumbo Chrome Steel Ring Mill. Approximately 160 grams of pulverized sample pulp was split from the 2000-gram sample; the sample pulps were shipped to ALS Chemex Vancouver for assay. Pulverized reject was saved and is stored in the ALS Chemex facility in Chihuahua (1998 and 2000-2001 programs only) and Hermosillo, respectively. In late 2002 the pulp size was cut to 1500 g and sample reductions was done by scooping rather than splitting – this was found subsequently to be not satisfactory with respect to definition of sample accuracy.

Gold assay was of a 50-gram sample by fire assay, atomic absorption finish. Gold greater than 10 grams per tonne ~~gold~~, was reassayed by fire assay, gravimetric finish. Silver analyses were initially by aqua regia digestion, atomic absorption finish, using a 1-gram sample. Silver over limits, greater than 1000 grams per tonne silver, were reassayed by fire assay, gravimetric finish. In 2002 all significant assay values were reanalysed using the four acid digestion (hydrochloric, hydrofluoric, nitric and perchloric acids) method. Since 2002 silver was analysed by the four acid digestion method exclusively.

The routine core drill holes (MTC series, HQ size) completed by Kimber were logged at the Kimber field office, split, and delivered to ALS Chemex preparation and analytical laboratories for processing under protocols identical to those used for RC samples   PQ core-drilling completed in 2004 was used for bulk samples in metallurgical testing. They were shipped directly to Process Research Associates (PRA) laboratory in Vancouver.

13.2 Site Security and Chain of Custody

The RC drill samples are under the direct supervision of the drill site geologist until taken to the field camp where they are stored in a locked room. Samples were secured in 'rice bags' holding 8 to 12 samples each weighing a cumulative 60 to 70 kilograms. Core sampling is done on site under the direct supervision of project geologists. Core samples are accumulated in rice bags at the core shack and stored in the common sample-storage lock-up until transported to the preparation laboratory.

The samples were either delivered to the Chemex-Chihuahua prep facility by Kimber personnel or were picked up onsite by ALS Chemex vehicles and transported to the ALS Chemex preparation laboratories in Chihuahua or Hermosillo.

14.0 Data Verification

14.1 Summary Comments
Historically, in 1998 Golden Treasure Explorations had essentially no data verification scheme in place other than assay duplicates, as was customary at that time. The duplicate results were satisfactory.

Kimber monitors the quality of the reverse circulation drilling analytical database through a Quality Control/Quality Assurance program instituted by Mr. J.B. Richards, P.Eng., the company's internal Qualified Person (QP), at the initial project planning stage prior to Kimber's first drilling program, and continued with minor variations for all subsequent drilling programs. The system has been reviewed by external Qualified Persons on numerous occasions, see Burgoyne, 2003, 2004 and 2005, and been found satisfactory. Approximately 12% of the assay database is taken up by QA/QC assays, check assays and re-assays.

The program details are described in **Item 14.2** with the Independent Qualified Persons study on correlation of RC and core assays in Item **14.4**

A study of "smearing" of gold grades in RC drill holes from sample to sample, done in 2006 (Richards el al, 2006), found no evidence of smearing.

14.2 Quality Control and Quality Assurance Program
Introduction
Kimber instituted a full QA/QC program with its first drilling campaign in 2000-2001 and has continued this program to date, utilizing field duplicates, reference samples and field blanks. Field blanks and manufactured reference samples provide indications of absolute accuracy and will detect contamination of the sample stream; field duplicates indicate relative accuracy of the sampling and assaying processes. The QA/QC samples, blanks, standards and duplicates are studied by one of the authors (Richards, Kimber's Internal QP who has personally inspected all assay data collected by Kimber) on a certificate by certificate basis as part of the assay-reception protocol, along with the ALS Chemex QA/QC certificate that accompanies all assay certificates. All anomalous QA/QC issues are dealt with by field or laboratory investigations before the assays are posted to the assay database.

Field Blanks
A field blank is a sample that is visually identical to the routine samples, but that contains no gold or silver. It is useful in detecting improper practice in the preparation laboratory such as poor cleaning of equipment between samples, and the detection of introduced material into the sample stream before the laboratory (salting).

The field blank used was RC cuttings drilled at the start of each campaign from a location on the property that was thought to be non-mineralized. It had the advantage of being of the same geologic matrix as the production samples, but the disadvantage of not having been previously blended and assayed. The sample blanks included in the assay stream did not return uniformly zero results, but they did serve the purpose for which they were intended: namely to demonstrate whether or not there was contamination from high-grade to low-grade samples anywhere in the sample stream from drilling to assaying. The 1,447 field blanks assayed to the end of the sampling used in this estimate have continued to show good quality work from the preparation laboratory. Of the 28 distinctly anomalous field blanks, two follow higher-grade samples and may be suggestive of contamination in preparation. Many instances of very low grades following highs indicate that if laboratory contamination did occur it was not routine. The remaining non-blank assays, to be seen in the data illustrated in **Figure 14-1** below, are random and not suggestive of any introduced bias. The occasional traces of mineralization are taken to indicate that the hole from which the blanks are taken has cut weak stringers of mineralization, and also that very occasionally tags from the blanks occasionally get swapped with tags from the normal sample stream. The field blanks are blind to the preparation and assay laboratory.

The blank data indicates that the sample handling and cleanliness at the assay laboratory was good and that there was no contamination once the samples had left the field.



Field Blank Assays
FIGURE 14-1

Reference Samples
A reference sample is mineralized material that has been previously assayed that is introduced into the sample stream with the routine assays to indicate absolute accuracy of the assay process, and to check for contamination within the assay laboratory. They are introduced into the sample stream at the preparation laboratory as a shipping pulp. The reference samples are designed to be blind to the assay laboratory. For the 2000 program, Atna Resources provided two mineralized standards. They were of unknown grade and provenance, not silver bearing, and not of the same geologic matrix as the project samples. The relative standard deviation of the 16 assays of each standard was less than 9%, so it is concluded that assay consistency was good, but nothing can be said of absolute accuracy.

Prior to the 2002 drilling program Kimber prepared two reference samples, one low-grade containing 0.605 grams per tonne gold and 119 grams per tonne silver (K02LA), and a moderate grade containing 6.2 grams per tonne gold and 212 grams per tonne silver (K02MB). CDN Labs of Vancouver prepared the two mineralized standards from the 2000 program drill cuttings from Monterde. The grades were determined by "round Robin" analyses of ten samples sent to each of six Canadian assay laboratories for a total of sixty assays for gold and silver for each standard. Two more reference samples were produced in 2004 on the exhaustion of the 2002 standards. They were marked K04LA and K04MB and were again low and intermediate grades, 0.5g/t gold, 80.9g/t silver and 7.5g/t gold and 269g/t silver respectively. On the exhaustion of the 2004 standards, the standard series was continued in 2005 with the production of low grade standard K05LE and K05MF with round-robin gold and silver grades of 0.92 g/t Au and 65.8g/t Ag, and 5.92g/t Au and 218.1g/t Ag respectively.

The results of the standards assays are depicted below in **Figures 14-2** and **14-3**, sorted by assay certificate number. The scattered, rather high grades in the two standards in the mid-2004 work were noted in the Estimate K report, (Cukor et al, 2004). Investigations at the laboratory found a systems problem, which was corrected, and all significant assays over the interval were re-done. All out-of-limit assays are investigated and appropriate action taken before the assay certificate is posted to the database. Considerations are the values of other QA/QC data on the certificate and the ALS Chemex QA/QC data on the certificate. Appropriate action includes acceptance, re-assay of intervals or re-assay of the entire certificate. The action taken is documented in the QA/QC file.


GOLD & SILVER ASSAYS
KIMBER STANDARD SAMPLES In U/G RESOURCE ESTIMATE
K02LA
K04LC
K05LE
Ag, ppM
Au, ppM
160
120
80
0.8
0.6
0.4
2002 Program
2003 Program
2004 Program
2005 Program
2006 Program
STATISTICS FROM ROUND-ROBIN ASSAYS
Mean
Mean ± 15%
Silver
Gold
20070620
JB ENGINEERING Ltd

Silver & Gold Assays of Low Grade Reference Samples
FIGURE 14-2


GOLD & SILVER ASSAYS
KIMBER STANDARD SAMPLES in U/G RESOURCE ESTIMATE
K02MB
K04MD
K05MF
Ag, ppM
Au, ppM
350
250
150
9.0
7.0
5.0
2002 Program
2003 Program
2004 Program
2005 Program
2006 Program
Silver
Gold
STATISTICS FROM ROUND-ROBIN ASSAYS
Mean
Mean ± 15%
20070620
JB ENGINEERING Ltd

Silver & Gold Assays of Moderate Grade Reference Samples
FIGURE 14-3

Sample Duplicates

Sample duplicates are identical samples taken at the source. In the case of RC drilling, a sample duplicate is a split taken at the drill equal in size to the normal sample. If, as is usually the case, 1/8th splits are being taken from a rotary splitter, the splitter would be adjusted to provide a ¼ split which would be split again in a riffle splitter to provide a routine sample and a sample duplicate. Sample duplicates are normally taken at random intervals at about 1 in 20 samples. The duplicate is inserted into the sample stream with a number that is not consecutive to the original sample. In the case of core drilling, a sample duplicate is the remainder of the core after the mechanical split has been made. Sample duplicates are useful in measuring the precision of the entire sampling/assaying process.

A total of 2,741sample duplicates are in the Carmen database as of December 6, 2006 when the database for this work was closed. Of these, 262 are core, and 2,497 are RC samples. The duplicate data has been analyzed by the method of Thompson and Howarth (1976), the results of which are summarized in **Figures 14-4 to 7** below, the Precision Charts, for gold and silver respectively.



Thompson-Howarth Plot, Duplicate Analysis of Gold Assays
FIGURE 14-4



Thompson-Howarth Plot, Precision of Gold Assays
FIGURE 14-5



Thompson-Howarth Plot, Duplicate Analysis of Silver Assays
FIGURE 14-6



Thompson-Howarth Plot, Precision of Silver Assays
FIGURE 14-7

These duplicate analysis are comparable to those included is previous resource estimates published on the Monterde property, see Richards et al (2006), and are in line with expectations from sampling theory.

14.3 Check Assays

No check assays in addition to the check assay work reported previously, (Cukor et al. 2004 pp 42 to 45, and Burgoyne, 2005, p43) have been done.

Based on standards, duplicate and check assays in addition to Kimber's and the laboratory's QA/QC report on each certificate, it is concluded that the assays reported are accurate estimates of the metal content of the material sampled.

14.4 Comparison of RC and Core Drilling

Core drilling (HQ, and PQ diameter), commencing in 2004, has been on going for bulk density measurements, metallurgical sampling, geological, grade definition, and geotechnical studies on Carmen Deposit.

Burgoyne Study
Burgoyne (2007) completed a review and comparison of available core drilling assay results to reverse circulation drill results. Core holes MTC 1- 103 from the 2004, 2005, and 2006 drilling programs were evaluated.

The core drilling analytical results can serve as a check on the reverse circulation drilling results. This is important as the current underground resource estimate for Carmen Deposit is based mostly on reverse circulation drill assay results. The database of core mineralized intercept lengths, evaluated with respect to RC mineralized intercepts, are summarized in **Table 14-1.** The locations of these core holes with intercepts are found on Carmen Sections 25 through 50.

It is important to realize that the core holes, in most cases, did not twin particular reverse circulation holes, but were parallel, and some distance away (2-15 metres). It is also important to view the location of the core drill holes not only in section, but also in plan, to evaluate their spatial relationship to the reverse circulation holes that define the resource intercepts. Close attention was given to the actual distance that a particular core intercept was distant from a matching RC resource intercept. In the review, the gold and silver grades above a cut off (greater or equal to 0.3 g/t gold and/or 35 g/t silver), used for bulk mineable resource estimation, were used to define mineralized intercepts within the matching core and RC holes.

In comparing drill core results to reverse circulation results, it is important to emphasize the extreme variability and sometime erratic distribution of gold mineralization over short distances when dealing with grades in the 0.3 to 2 g/t range. In the evaluation of mineralized intercepts, it was felt that comparing individual two-metre intersections or even near twinned core-RC holes would be of limited statistical use. **Rather, the approach used is where cumulative weighted metal grades of the core intercepts for all holes were compared with the cumulative weighted metal grades of the "near twin" RC defined resource intercepts. This is considered to be statistically more representative.** This was done for the comparable holes irrespective of distance separation and at less separation distances varying from six (6) to three (3) metres. In cases where the core hole ended short of a complete mineralized intercept only the equivalent interval and grade in the RC intercept was compared.

Table 14-1 is a summary table for the results. **Column 1** gives the database for all matching core and RC intercepts irrespective of their distance apart. **Columns 2 through Columns 5** give the analyses of twinned core holes to RC holes at separation distances of six (6) and less metres, five (5) and less metres, four (4) and less metres and three (3) and less metres, respectively

TABLE 14-1
RC VS CORE HOLES - SUMMARY RESULTS

	All Matching Intercepts*	6m & Less Intercepts**	5m & Less Intercepts**	4 m & Less Intercepts**	3m & Less Intercepts**
	Column 1	Column 2	Column 3	Column 4	Column 5
Number of Core Intercepts	162	90	73	53	38
Total Intercept Length – Core, m	2545	1370	1228	909	641
Total Intercept Length – RC, m	2518	1398	1226	894	636
Ratio of Core: RC Intercept Lengths	1.01	0.98	1.00	1.02	1.01
Core Au Grade, g/t	0.768	0.720	0.725	0.683	0.633
RC Au Grade, g/t	0.975	0.733	0.718	0.675	0.615
Core Ag Grade, g/t	73	73	76	81	85
RC Ag Grade, g/t	72	71	75	75	81
Au Grade - Core: RC Ratio	0.79	0.98	1.01	1.01	1.03
Ag Grade - Core: RC Ratio	1.02	1.03	1.02	1.07	1.06

* RC & Core Twins- all separation distances   ** RC & Core Twins with less than or equal to 6, 5, 4, & 3 metre separation distances, respectively this data is tabled in **Appendix B**

Column 1 is an analysis of 162 selected intercepts**.** Here, only RC and core hole intercepts that are comparable, i.e., **those core intercepts irrespective of distance apart are represented by matching and correlating RC intercepts**, are used. *It should be stressed that some of the core holes are near twins to some RC hole and their respective RC intercepts but <u>most are not</u>.* The cumulative overall length of mineralized core intercepts to RC mineralized intercepts is 1.01. The cumulative weighted gold grade in core to RC ratio is 0.79 and that for silver is 1.02. For this total comparable database, irrespective of the location of the core hole to the RC hole, the amount of gold revealed in the core drilling is less than the RC holes, whereas the silver grade is almost identical. It is not surprising that the core hole gold content is notably lower than the RC holes as there is, no doubt, substantial variance of the gold mineralization combined with some very large separation distances between the compared holes. Seventy-two (72) of the 162 core hole intercepts are from 6 to 20 metres distance from a matching RC hole. Silver, which is in excess of 75 times greater than the gold content, appears to give a very good correlation in both types of drilling. This is irrespective of the distance separation of the RC and drill holes.

Columns 2 through **5,** illustrating a more restrictive but more accurate database approach, compares resource intercepts assays defined by a core hole to a reverse circulation hole, where the distances separating the holes vary from less than 6, 5, 4 and 3 metres. These are called "near twins". Here there is less ambiguity in comparing the core intersection to the reverse circulation intersection. **Appendix B (Column 2 results)** illustrates the variability of metal grades and mineralized intercept lengths for 6 metres and less separation distances. There can be significant variance between matching pairs of intercepts even at holes less than three (3) metres separation. However, it is thought that the test of the correlation between core and RC is to weight average all of the matching intercepts where core hole – RC hole separations of 6, 5, 4, and 3 metres, respectively, have been defined, and to statistically compare grades and intercept lengths.

The test of the correlation between core and RC drilling is to weight average and statistically compare all of the matching intercept lengths and metal grades. This has been done for separation distances of 6, 5, 4, and 3 metres, respectively for all sections defining Carmen deposit. Core drilling defines very well the general zone(s) of gold and silver mineralization and matches those zones outlined by RC drilling. Core mineralized intercept lengths are generally very similar in length. There appears to be some differences where there are relatively narrow core or RC intercepts.

The weight averaged gold and silver grades, for core intercepts that are 6 meters or less apart, are very similar to the equivalent RC intercepts. **In this study gold and silver assays from core drilling intercepts exhibit nearly identical values to RC drilling intercepts based on a statistical weight averaging of all assay results.** In the near-twinned hole results of **Appendix B** the drill core intercepts define about 98% of the gold and 103% of the silver to comparable RC intercepts. At the lesser separation distance, of equal or less than three (3) metres, the drill core intercepts ratios increase to 103% of the gold and 106 % of the silver.

The writer is of the opinion that the drill core intercept results confirm the RC drill hole intercepts for both length and representative gold and silver grades in the Carmen deposit.

Giroux Study

Giroux (2007) also addressed the suitability of using reverse circulation ("RC") drill results versus using diamond drill results on the Carmen property. The assay data from 77 diamond drill holes provided by Kimber for a comparison with the RC drill hole database used from a December 2006 resource estimate.

To best compare the two styles of drilling the volume tested by diamond drilling was first established. Coordinates were assigned to each assay and the limits covered by diamond drilling were established.

	Easting	Northing	Elevation
Minimum	787830	3055370	1970
Maximum	788540	3055990	2425

For the RC assay database only assays within the volume described above were used so the comparison was valid for a similar volume of rock.

First the basic statistical parameters of each grade distribution were calculated within this volume.

	Core Assays		RC Assays	
	Au (g/t)	Ag (g/t)	Au (g/t)	Ag (g/t)
Number	7,918	7,918	42,887	42,887
Mean	0.205	19.31	0.230	18.24
Standard Deviation	1.05	58.80	1.43	54.36
Minimum Value	0.002	0.20	0.002	0.001
Maximum Value	32.10	3110.0	114.5	4220.0
Coefficient of Variation	5.14	3.04	6.22	2.98

While the mean grade for gold is slightly higher in the RC data set so is the maximum value and it is not unlikely that the 35,000 additional RC assays would find some higher grades. The silver grades are also very similar.

A useful tool in determining the existence of any bias between two data sets is to compare their complete grade distribution over the total range of values in a cumulative frequency plot. Plots comparing gold and silver for the two styles of drilling follow.

In **Figure 14-8** for gold the two distributions are identical above 1 g/t. Below 1 g/t the RC values are slightly higher grade on average, possibly due to the larger sample size assayed in an RC sample getting slightly more gold.

For silver in **Figure 14-9** the two curves are almost identical indicating no bias between the sampling methods.

In Giroux's opinion there is no bias indicated when comparing the two sets of assay results produced from core and reverse circulation data. As a result he recommended that the diamond drill hole data be included in the assay data base for further resource estimations as the added data will allow for better variography and more confidence in the interpolated grades.

14.5 Due Diligence by the External QP

In addition to the work and study outlined in **Item 14.4**, the site visit by Burgoyne, the External QP, in April, 2007 permitted review of drilling sites, drill roads, drill core, underground adits and drifts, and exploration surveys on the Carmen Deposit.

Due diligence studies also included those field site visits completed during November 2001, November 2002, May-June 2003, and September 13 and 14, 2005 and the subsequent data and office compilation. Integration of all site visits and office studies included the following:
- A detailed review of drilling protocol and methods and the quality control and assurance program during the 2002, 2003, 2004, and 2005 drilling programs.
- Field geological reviews of the property.
- The location of all previous and new drill hole locations, surface trenches and old mine workings.
- An inspection of the underground Carmen Levels 1 and 3 and the underground Los Hilos adits.
- A review of all technical reports and many maps and sections dealing with the property.
- Technical discussions with the representatives of Kimber Resources.

The audit of Carmen underground resource, exclusive of the April 2007 site visit noted above, included:
- Commencing in mid March 2007 the writer began the audit of the underground resource estimate work undertaken by Kimber engineering. The audit was substantially complete by May 31, 2007.
- The audit parameters included a detailed review and confirmation of the different RC and core holes that correlated to each other for and within a respective structure (Structure1, 2, etc.) on the major Shear Zones

(C, S) in longitudinal section. This correlation of drill hole mineralized zones on each respective structure within the Shear Zones defined the outline of the mineralized structures along trend and dip.

- 'The Long Section Work Sheets' were used to confirm and check the gold, silver, and gold equivalent values for respective intercepts along with their true thickness. The RC Drill Hole and Core Hole Assays Books were used to confirm the values on the Long Section Work Sheets.
- The "All Shear All Structures" spreadsheets were reviewed in detail for consistency, and accuracy. Audit calculation checks were done on all parameters including metal grades, from and to distance intercepts, true widths, areas, tonnes, and metal content as expressed in kilograms and ounces.
- Polygonal area longitudinal sections were reviewed for consistency and accuracy.
- A review of the polygonal area drawing software and the ACAD method for determining true thickness were reviewed
- Detailed discussions were held with Kimber's Engineering concerning categorization of the defined polygonal mineral resource and the parameters in defining further inferred resource below the lowest drill hole intersections on the respective structures.



Gold Distribution – Core VS RC
FIGURE 14-8


Silver Distribution – Core vs. RC
FIGURE 14-9

15.0 Adjacent Properties

The Monterde gold-silver property lies within the Sierra Madre gold-silver belt of the Sierra Madre Occidental Mountains of Chihuahua State, Mexico. Within a 300 kilometre length of the belt there are five gold-silver projects at or close to feasibility status. In the north, about 150 kilometres south of the U.S. border, 155km north of Monterde is the Dolores gold-silver property of Minefinders Corporation Ltd. With a favourable feasibility study completed in June 2005, mine construction is underway. 40km to the south west of Dolores, the Mulatos gold deposit of Alamos Minerals Ltd. is in production, with the first gold poured in July 2005. Between Mulatos and Kimber's Monterde property is the Ocampo district where a large amount of drilling by Gammon Lake Resources Inc. has outlined both underground and open pit gold deposits. The Ocampo mine is now a producer, as of January 2007. The El Sauzal mine, some 70 kilometres directly southeast of Monterde achieved commercial production in December 2004. Construction of a heap leach platform is ongoing.

A schematic map showing the locations of these five advanced properties in the northern Sierra Madre Gold Belt can be seen on the Kimber web site www.kimberresources.com.

Disclaimer (as per NI 43-101.F1): The information above is provided from News Releases by other parties and from a brochure published on "Sierra Madre Gold-Silver Belt" (2001) by Minefinders Corporation, National Gold Corporation, Golden Goliath Resources Ltd., Kimber Resources Inc., and Gammon Lake Resources Inc.   It has not been verified by Kimber Resources Inc. or Burgoyne Geological Inc., *The information on adjacent properties is not necessarily indicative of the mineralization on the Monterde Property.*

16.0 Mineral Processing & Metallurgical Testing

16.1 Historic

Historically the Monterde mine recovery, from cyanide vat leaching, ranged from 85 to 90% gold and 65 to 70% silver, back-calculated from historic records.

16.2 Kimber Resources Inc. Work

Significant recovery testing began in 2002 with cyanide "assays" on retained RC pulps. A program of gravity, flotation and cyanide leach tests done in 2003 on RC rejects seemed to indicate that generally the metallurgy would not be a significant issue. Subsequent column tests done on trench and core samples in 2004 gave drastically different results and indicated that geological issues would be a complicating factor, especially for silver.

As a generalization, gold recovery is good to very good, while silver recoveries range from very poor to very good, with very considerable scatter. From 2005 to the present, efforts have centred on "characterization studies". Roll bottle tests on 3/8 and ¾ inch crush samples completed in late 2006 and early 2007 indicate that heap leaching is unlikely to be an economic option and that milling and agitation leaching will be more likely.

16.2.1 Column Tests

In 2004, column tests on 3/8 and ¾" material were done on samples from two trenches and four large diameter core holes. The gold recoveries were excellent but the very poor silver recoveries, (averaging 12%) were a great surprise. A series of bulk samples were shipped to Vancouver during 2006 for a further series of column tests. Preliminary roll bottle tests on the material indicated that cyanidation of such coarse material (3/8 and 3/4 inch crush) would not provide economically acceptable results, so the column test work was cancelled.

16.2.2 Characterization Tests

The characterization studies are 72 hour roll bottle cyanide leach tests with a 5g/l cyanide strength done after a standard grind with constant conditions of charge weight, pulp density and grind time giving an average K_{80} of 110microns. It is designed to be a mapping tool to delineate zones of equal amenability to cyanidation. In addition to the cyanide leach data, these samples have detailed whole rock and ICP analysis as well as the original gold and silver assays.

247 characterization tests on drill core have been completed to January of 2007. The gross results are tabled below in Table 16.1 The significance of these tests will be apparent on completion of interpretation and analysis in their geological context.

TABLE 16-1
Gold & Silver Metallurgical Recoveries
Characterization Bottle Roll Tests on Drill Core Crusher Rejects

Gold Minimum Recovery %	Gold Maximum Recovery %	Gold Average %	Standard Deviation %
22.8	99.4	90	11
Silver Minimum Recovery %	Silver Maximum Recover %	Silver Average %	Standard Deviation %
8.6	97.3	42.4	59

The much larger standard deviation in the silver recoveries reflects the very large scatter in the results. When analysis of these results is complete in their geologic context, it is hoped that silver recovery may be modeled by zone and the confidence increased in expected recoveries.

16.2.3 Bulk Density Data

Bulk density has been determined by the ASTME listed "wax coating" method on 230 specimens of HQ core from the Monterde project at the PRA laboratory, 197 of which are from the Carmen area. The average bulk density of these samples is 2.31, with the minimum 1.77 and maximum 2.66.

The "wax-coating" method is used to seal the surface of samples from the incursion of water into the often-numerous open cracks and porosity during the immersion of the specimen in water as the volume is measured in the normal bulk density test. The data will be suitable for the preparation of a bulk density model of the deposit for use in resource modeling.

17.0 Mineral Resource

17.1 Mineral Resource Estimate Summary

This resource estimate is a follow-up of a private study done by one of the authors (Burgoyne) in late 2006 of the possibility that underground mineable resources of relatively high grade could be delineated on the Carmen area mineralization. This higher grade material from the deeper levels of the existing resource estimates could enhance the project economics which, in preliminary studies, suffered from the relatively high stripping ratios required to extract the resource in the adverse topography of the Carmen setting. The topography rises rather steeply in three directions around the deposit, which lies under a steep southward draining gulch. Burgoyne's preliminary analysis of the Carmen data on the defined stronger mineralized structures suggested that a resource mineable from underground meeting the criteria of minimum 1.2m widths grading better than 3g/t of gold equivalent could be developed and that it would enhance the project economics. It was determined to formalize Burgoyne's preliminary analysis with a more rigorous resource estimate using the traditional polygonal method on a series of longitudinal sections on four of the most promising structures on the Carmen. The objectives of this resource estimate being to provide data for scoping level economic analysis. Positive results of the scoping analysis will justify the more rigorous and more onerous block modeling of high grade zones to permit optimization of open pit and underground mining plans.

This work commenced in January of 2007 with the Carmen area database as of December 6th, 2006. The Carmen area refers to the previously mined Carmen and Los Hilos areas and extends to the Cob and Cocos areas to the east, all within an area that could be conceivably be mined by a single open pit. The database consists of 466 RC and 54 core holes with 39,248 assays for gold and silver drilled in the years 1998 to 2006.

Unlike previous resource estimates on the Monterde Project, this estimate is based on a single gold-equivalent cut-off, greater or equal to 3g/t Au Equivalent, over at least 1.2m minimum true width. Approximately 80% of this underground resource is included in the current block model Resource Estimate M (Giroux 2006).

The estimate is summarized below in **Table 17-1** and detailed in **Item 17.4**

TABLE 17-1
CARMEN AREA UNDERGROUND MINERAL RESOURCE ESTIMATE

The resource is classified as Inferred	Au, g/t	Ag, g/t	AuEq,g/t	Tonnes	Au, oz	Ag, oz	AuEq, oz
Total within 25m of drill holes	4.41	170	6.84	2,446,000	347,100	13,372,000	537,700
Total Inferred to Depth Below Open Polygons	5.88	99	7.30	1,375,000	260,100	4,391,000	322,900
Estimate Total	**4.94**	**145**	**7.01**	**3,820,600**	**607,300**	**17,763,000**	**860,600**
Total Below Polygons, outside of Block Model	6.41	67	7.37	703,000	144,800	1,513,000	166,400
Total U/G Resource Within Block Model Resource	4.61	162	6.92	3,118,000	462,500	16,250,000	694,200
Estimate Total	**4.94**	**145**	**7.01**	**3,820,600**	**607,300**	**17,763,000**	**860,600**

Note that discrepancies in totals are due to rounding.

Comparison of this underground resource which falls within the current block model, listed below in **Table 17-2**, shows that 8% of the total tonnage, the material contains 52% of the gold and 37% of the silver.

17.2 Current Block Model Mineral Resource Estimate M & Historical Estimates

The current Carmen Resource Estimate M is a block model estimate by Giroux completed in July 2006, (Giroux, 2006, amended 2007). That current open pit resource is summarized below in **Table 17-2.**

TABLE 17-2
CURRENT MINERAL RESOURCE ESTIMATE M BLOCK MODEL

	Au, g/t	Ag, g/t	Tonnes	Au, oz	Ag, oz
Measured & Indicated	0.75	39	33,220,000	801,000	41,640,000
Inferred	0.64	17	3,530,000	72,600	1,950,000

This underground resource estimate, given in **Table 17-1**, does not replace the current Estimate M block model of **Table 17-2**; it is indirectly, an extraction from it with a relatively small amount of new inferred resource.

Twelve historical resource estimates have been done on the Carmen Deposit of the Monterde Project - all of them assuming open pit extraction. Note Burgoyne (2005b), Cukor et al (2004), Burgoyne (2004) and (2002).

17.3 Drill Hole Histogram & Cumulative Frequency Statistics

The basic statistics of the assay data were analysed by histograms and cumulative probability plots to define country-rock and mineralized zone populations. The assay data from the core and RC drilling, 54,568 samples constitute the whole of the assay data population.

Gold Analyses
The histogram and cumulative probability plots of the gold assays suggest two lognormal populations, the background country-rock and the mineralized structures. See the inflection in the cumulative probability plot at about 0.1g/t on **Figure 17-1.** The mean of all samples is 0.215 g/t with a coefficient of variation (CV) of 6.428. This relatively high CV is due to the numerous relatively high-grade samples from the vein population.

Silver Analyses
The silver population statistics are also illustrated in **Figure 17-1**; the mean of all samples is 17 g/t with a coefficient of variation of 2.97. As with the gold mineralization, the upper percentiles of the cumulative probability plot are co-linear with the lower and represent an expected lognormal distribution. The slight upward inflection in the cumulative probability plot at 20g/T may reflect the change from the background to mineralized populations.

Figures 17-2 to **17-5** illustrated below for the data sub-sets in the four structures C1, C2, S3, and S4, respectively, show irregularity in the cumulative probability plots for the relatively small population at the highest gold values, but are not otherwise remarkably different from the overall zone population.









FIGURE 17-1
HISTOGRAM and CUMULATIVE PROBABILITY PLOT
ALL GOLD & SILVER ASSAYS IN CARMEN DEPOSIT

These population statistics are virtually identical to the previous, smaller data sets seen in previous work. The slight inflection in the cumulative probability charts at about 0.1g/t gold and 20g/t silver are taken to be the change from background to mineralized zones.


Histogram of Au Assays in C1 Shear Zone
Number of Data 9228
mean 0.372
std. dev. 1.390
coef. of var 3.740
maximum 41.50
upper quartile 0.210
median 0.070
lower quartile 0.020
minimum 0.005
Frequency
Au,g/t
C1OUT.DAT
Cum. Probability,All Au Assays in C1 Shear Zone
Cumulative Probability
Au,g/t
C1OUT.DAT
Histogram of All Ag Assays in C1 Shear Zone
Number of Data 9227
number trimmed 1
mean 34.118
std. dev. 77.883
coef. of var 2.283
maximum 4220.0
upper quartile 39.000
median 13.000
lower quartile 2.000
minimum 0.200
Frequency
Ag,g/t
C1OUT.DAT
C um. Probability,Ag Assays in Carmen C1 Shear Zone
Cumulative Probability
Ag,g/t
C1OUT.DAT

FIGURE 17-2
HISTOGRAM & CUMULATIVE PROBABILITY PLOT
ALL GOLD & SILVER ASSAYS IN CARMEN C1 SHEAR ZONE

The higher mean and lower coefficient of variation for both gold and silver in the C1 shear relative to the total is a reflection of the intensity of the mineralization of this zone (the Carmen Shear, from which most of the historic production was derived). The inflections in the cumulative probability plots seen in all the individual shears at about the 10g/t level are probably due to noisy but sparse data for this range.









Histogram of Au Assays in C2 Shear Zone
Number of Data 8033
mean 0.257
std. dev. 1.644
coef. of var 6.405
maximum 91.40
upper quartile 0.120
median 0.040
lower quartile 0.020
minimum 0.005
Frequency
Au,g/t
C2OUT.DAT
Cum. Probability,All Au Assays in C2 Sheare Zone
Cumulative Probability
Au,g/t
C2OUT.DAT
Histogram of All Ag Assays in C2 Shear Zone
Number of Data 8033
mean 17.400
std. dev. 42.097
coef. of var 2.419
maximum 1715.0
upper quartile 20.000
median 6.000
lower quartile 2.000
minimum 0.200
Frequency
Ag,g/t
C2OUT.DAT
Cum. Probability,Ag Assays in Carmen C2 Shear Zone
Cumulative Probability
Ag,g/t
C2OUT.DAT

FIGURE 17-3
HISTOGRAM & CUMULATIVE PROBABILITY PLOT
ALL GOLD & SILVER ASSAYS IN CARMEN C2 SHEAR ZONE


Histogram of Au Assays in S3 Shear Zone
Number of Data 6280
mean 0.285
std. dev. 1.570
coef. of var 5.509
maximum 82.80
upper quartile 0.170
median 0.070
lower quartile 0.030
minimum 0.005
Frequency
Au,g/t
S3OUT.DAT
Cum. Probability,All Au Assays in S3 Sheare Zone
Cumulative Probability
Au,g/t
S3OUT.DAT
Histogram of All Ag Assays in S3 Shear ZONE
Number of Data 6280
mean 17.331
std. dev. 38.095
coef. of var 2.198
maximum 1715.0
upper quartile 21.000
median 7.000
lower quartile 2.000
minimum 0.200
Frequency
Ag,g/t
S3OUT.DAT
Cum. Probability,Ag Assays in Carmen S3 Shear Zone
Cumulative Probability
Ag,g/t
S3OUT.DAT

FIGURE 17-4
HISTOGRAM & CUMULATIVE PROBABILITY PLOT
ALL GOLD & SILVER ASSAYS IN CARMEN S3 SHEAR ZONE


Histogram of Au Assays in S4 Shear Zone
Number of Data 5238
mean 0.291
std. dev. 1.765
coef. of var 6.066
maximum 91.40
upper quartile 0.150
median 0.050
lower quartile 0.020
minimum 0.005
Frequency
Au,g/t
S4OUT.DAT
Cum. Probability,All Au Assays in S4 Shear Zone
Cumulative Probability
Au,g/t
S4OUT.DAT
Histogram of All Ag Assays in S4 Shear Zone
Number of Data 5238
mean 21.094
std. dev. 62.598
coef. of var 2.968
maximum 2290.0
upper quartile 22.000
median 6.000
lower quartile 2.000
minimum 0.500
Frequency
Ag,g/t
S4OUT.DAT
Cum. Probability,Ag Assays in Carmen S4 Shear Zone
Cumulative Probability
Ag,g/t
S4OUT.DAT

FIGURE 17-5
HISTOGRAM & CUMULATIVE PROBABILITY PLOT
ALL GOLD & SILVER ASSAYS IN CARMEN S4 SHEAR ZONE

17.4 Mineral Resource Estimate

17.4.1 Background

Eight mineralized shear zones had been previously identified through the study of high-grade assay distribution. See **Figure 11-1**. Drill hole plan with Shear Zones. Approximate mid-zone planes where drawn through the identified mineralized zones. The details of the structural planes are given below as **Table 17-3**. As the mineralization on Monterde property is structurally controlled, without notable gross veining, the structures are called shear zones, as faulting, crushing and brecciation are all apparent in the underground workings.

TABLE 17-3
MINERALIZED SHEAR ZONE LOCATION AND ORIENTATION

Structure	X	Y	Z	Az°	Dip°
C1	788571.0482	3055290.0364	2450	296.0	68.7
C2	788630.8811	3055412.5525	2450	296.0	66.6
C3	788625.0578	3055741.9755	2450	296.0	85.6
C4	788645.1074	3055782.7774	2450	296.0	85.0
S1	788181.2027	3055302.7993	2450	346.7	85.1
S2	788241.7305	3055317.0584	2450	346.7	83.0
S3	788372.8695	3055347.9520	2450	346.7	77.3
S4	788431.1817	3055361.6892	2450	346.7	76.6

Note that the X, Y, and Z coordinates tabled with the orientation of the structures are the locations of the origin of the various longitudinal sections that were prepared in this work. The azimuths and dips are on the right-hand rule, i.e. the azimuth is looking along the section plane so that the dip is to the right.

These eight shear zones are seen to fall into two orientations, one, parallel to the Carmen and the other parallel to the prominent splay from the Carmen. They include C1 to C4, and S1 to S4. The C1 shear zone is the Carmen, the C2 is the Los Hilos, C3 and C4 were not previously noted, but are recognized in field mapping. The S1 and S2 splays were both drifted on in the historic workings, S3 and S4 were not recognized as mineralized structures from surface work, but were seen in mapping. S4 corresponds to the Cobb fault. It was apparent in the initial analysis that each structural corridor contained several sub-parallel shear zones. The objective of the analysis that lead to the identification of the mineralized shear zones was the determination of the potential for contemporaneous mining of the Carmen resource by open pit and underground methods, reducing the stripping ratio required to tap the better gold grades that lay at depth, and to increase the resource by identifying resources too deep to be of interest to an open pit operation. Mr Burgoyne made a preliminary analysis, laying out the methodology for the work and arriving at an estimate based on the simplifying assumption of true thickness calculated from average intersection angles between the planes of the sections and the drill holes, simple averaging of grades. The result proved sufficiently encouraging to make a more rigorous and formal resource estimate justified, employing calculation of true thickness for each intersection, and weighting the average of the grades by volume of influence.

Mr. J. Byron Richards, P.Eng, Vice President engineering for Kimber Resources Inc., in March to May 2007, prepared the resource estimate documented in this report. Mr. A.A. Burgoyne, P.Eng, in his role as external Qualified Person, audited the methodology and data in detail, see **Item 14.5**. The objective of this resource estimate is to provide scoping-level data on underground mineable resources on the Carmen that can be used as input to a scoping-level economic analysis. This in turn, can determine the potential of concurrent open pit and underground mining of the Carmen deposit. A positive outcome from the study would lead to a program of block modeling of the underground mineralization for definitive mine optimization studies followed by confirmation of the underground resource.

The following Figures, Tables, Cross Sections, and Appendices are relevant to **Item 17.4**.

Figure 7-1	Geology and Mineralization of the Monterde District
Figure 11-1	Drill Hole and Cross Section Location Map – Carmen Deposit
Figures 17-6 to 9	Longitudinal Sections on Structures C1, C2, S3 & S4 respectively
Figures 17-10 to **22**	Longitudinal Sections with polygons on Structures C1, C2, S3 & S4 respectively
Table 17-1	Carmen Area Underground Mineral Resource Estimate
Table 17-4	Polygonal Estimate Summary by Shear Zone & Structure
Appendix A	Carmen Area - Summary Of All Drill Collar Data

Appendix C   Carmen Deposit - Detailed Tabulation of Resource by Structure and Shear

17.4.2   Methodology

To construct a polygonal model on the broad structural corridors in the Carmen area, several simplifying assumptions had to be made:

1) The high-grade intersections in the Carmen area occur on 8 related shear zones, 4 on the "Carmen" orientation, 296°/68°, named C1 to C4. The old workings, the Carmen mine being C1 and Los Hilos being C2, and 4 shear zones on the "Splay" orientation, 341°/85°, named S1 to S4.

2) There is potential for significant tonnage on C1, C2, S3 and S4; the others shear zones (C3, C4, S1, S2) may prove up future tonnage with more drilling or other exploration but are considered of limited potential in this exercise and consequently not evaluated.

3) The data considered will be limited to a 50m thick slice, 25m on each side of the nominal structure orientation.

4) No modelling of structures was done between drill holes. Expected thickening of mineralization where structures cross will be balanced by the reporting of the material within the actual crossing on each of the two structures concerned.

5) The mineralized "veins" are not veins but fracture, crush and breccia zones, more or less healed by silica and/or or oxides of iron and probably manganese; they are treated as discrete sub-paralle, structures.

6) The metal content in each assay interval was assumed to be uniformly distributed throughout the interval: fractional intervals added to subsequent or previous intervals to make minimum thickness were at the grade of the interval.

7) A maximum of four "veins" will be modelled in each shear zone, if possible this will be reduced to three. This simplification of the veins was accomplished by averaging some short intervals together if the total made the required minimum >=3g/tAuEq. or by leaving intervals out that cannot be included in a coherent model.

To permit the interpretation of discrete mineralized intervals into cohesive shear zones it was decided to prepare three-view drawings of each of the shear zones, C1, C2, S3 and S4 as longitudinal (long) sections on the nominal plane of the structure. As the available geological modelling software does not allow for three-view drawings, it was decided to do the work in Autocad (ACAD) as detailed below:

1) The Carmen area drilling database, collar surveys, down-hole surveys and assays as of December 12th, 2006, both RC and Core holes, was reduced to assay intervals with X, Y, Z coordinates on the start, middle and end of each interval by GENCDB software provided by Muir and Associates, Computer Consultants. As well as gold and silver assays, the database contained a calculated gold equivalent value with silver's value taken to be 1/70th that of gold, considering metal prices and recovery.

2) A transformation matrix was calculated for each of the proposed long sections listed in **Table 17-3** above, to transform the project coordinates (NAD27 for Mexico) into long section coordinates with the section origin (0,0,0) at the lower-left in each section. Note that the coordinates listed in **Table 17-3** are for the upper-left corner of the long sections. The sections were laid out to be 800m high by 1000m wide.

3) The entire database was transformed into long section coordinates for each of the four long-sections. The data that would appear on each section was selected by the filter (X >=0, <=1000, Y>=0, <=800, Z>=-25, <=25). The data for each structure, transformed and filtered as described was saved as EXCEL spreadsheets. From the start and end coordinates available for each assay interval in the transformed long section coordinates, it was possible to calculate and table the true thickness perpendicular to the plane of the section for each assay interval.

4) The database was perused in the EXCEL files and "ore" intervals selected on the criteria of AuEq grade >= 3g/t, and true thickness >=1.2m.

Burgoyne Geological Inc.   56   Kimber Resources Inc

5) If an assay interval met the grade criteria but was of insufficient true thickness, material was taken from the interval above or below, which ever had the better grade, to increase the true thickness on the combined interval to the minimum true thickness. If the weighted average grade of the combined interval still met the grade criteria the interval was accepted as an "ore" interval, if not it was discarded. The grade averaging was done by a macro in the EXCEL workbook. The calculated "ore" intervals with their starting and ending coordinates were written to another worksheet in the EXCEL workbook.

6) The drill hole trace data and "ore" intervals were plotted on long sections for each of the four shear zones (**Figures 17-6** through **17-9**for long sections C1, C2, S3 and S4 respectively). The plotting was in ACAD drawing files directly from the EXCEL files utilizing ACAD scripts written by Ms. E. Christian, who also wrote the incremental averaging routine. The data plotted on the long sections included the drill hole trace, the selected "ore" intervals marked along the drill hole trace, and a cylinder perpendicular to the long section at the mid-point of each "ore" interval that represented to the plotting point of the "ore" interval for the drawing of the polygons. The drill hole number, From, To, True Thickness, Averaged assays and X, Y, Z coordinates of the "ore" intervals were written by the interval averaging routine to a new worksheet (the Polygon Data worksheet) in the EXCEL workbook as polygon plotting data. The coordinates posted on the margins of the long sections are in drawing units relative to the lower left of the drawing. In addition, lines of true elevation are included.

7) The long sections for each shear zone were examined on the three-view drawings, and the "ore" intercepts assigned to individual structures labelled 1 to 3, on the hanging wall, centre and footwall of each structure. For example, see **Figure 17-6,** on shear zone C1. The hanging wall structure is marked C1 S1 (coloured green), the mid line structure C1 S2 (coloured red), and the footwall structure C1 S3 (coloured cyan).   The "ore" intervals in the Polygon Data worksheet created in step 6 were marked with the structure-numbers identified in this step.

8) Each long section, on a structure-by-structure basis, was studied to identify non-mineralized drill holes within 50m (twice the planned projection distance) of "ore" intercepts that limit the projection of the mineralization. The location of these "null holes" was digitized into the Polygon Data worksheet.

9) The data on Polygon Data Worksheet was extracted as a series of ASCII files on a structure-by-structure basis for each shear. The ASCII data files were used as input data to the polygon drawing software, POLYAR (from Muir and Associates, Computer Consultants) which drew and labelled the polygons in ACAD drawing files, and tabled the input data plus polygon areas as EXCEL .CSV files.

10) The polygon drawings, 3 each for shear zones C1, C2 and S4 and 4 for S3 were imported into **Figures 17-10 to 22.**

11) The surface trace, a potential ultimate pit on the existing block model, and the limit of the existing block model were all generated for each structure using GEMS software (by GEMCOM Inc.) and added to the individual figures. The polygons were trimmed to the surface and the areas of the trimmed polygons were measured with the ACAD area query function. The adjusted areas replaced the untrimmed data in the resource tables.

12) Inferred resources below the drilling were estimated by extending the width of any "ore" polygon open to depth to the elevation of an arbitrary line drawn below the lowest "ore" intersection on the structure, a distance approximately equal to ½ the vertical extent of the mineralization on the structure. The extension distance used was 200m on section C1, 150m on C2 and S3, and 100m on S4.

"Ore" intervals on structure C1, the historic Carmen mine, were, in some cases, reduced by voids encountered in the drilling.

The breakdown and summary of the mineral resource by Shear Zone and Structure is given below in **Item 17.4.3** and **Table 17-4.**

As this resource estimate is made based on a specific mining method, underground mining of 1.2m minimum width shears on which continuity has been inferred but not demonstrated, the resource estimated is classified as inferred. It may be noted that in previous operations on the Carmen Shear Zone (C1) both hanging and footwall stopes were mined. Within the block model, which is based on 6m cubes for consideration in an open pit-mining context, these same resources are contained within the Measured and Indicated classes.

17.4.3 Polygonal Estimate Summary by Shear Zones & Structures

The breakdown and summary of the mineral resource by Shear Zone and Structure is given below in **Table 17-4.**

TABLE 17-4
POLYGONAL ESTIMATE SUMMARY BY SHEAR ZONE & STRUCTURE

Inferred Within Polygons

Shear Zone & Structure	Au, g/t	Ag, g/t	AuEq, g/t	Tonnes	Au, Kg	Ag,Kg	AuEq, Kg	Au, oz	Ag, oz	AuEq, oz
C1, 1	3.41	199	6.23	531,738	1,813	105,899	3,312	58,291	3,404,655	106,473
C1, 2	3.02	182	5.62	466,941	1,412	85,032	2,626	45,404	2,733,768	84,433
C1, 3	5.55	126	7.35	264,902	1,469	33,412	1,946	47,229	1,074,185	62,575
C2, 1	5.36	179	7.92	141,721	759	25,387	1,122	24,403	816,201	36,068
C2, 2	5.89	171	8.34	217,342	1,280	37,273	1,812	41,136	1,198,337	58,259
C2, 3	6.34	138	8.31	100,475	637	13,828	835	20,489	444,577	26,839
S3, 1	4.64	158	6.89	84,278	391	13,286	581	12,580	427,139	18,682
S3, 2	4.20	71	5.20	73,018	306	5,149	380	9,852	165,536	12,217
S3, 3	5.77	124	7.55	161,399	932	20,051	1,218	29,949	644,638	39,160
S3, 4	2.75	187	5.42	40,415	111	7,574	219	3,569	243,511	7,048
S4, 1	3.81	76	4.90	55,682	212	4,259	273	6,820	136,938	8,779
S4, 2	4.96	224	8.16	185,270	919	41,472	1,512	29,545	1,333,316	48,597
S4, 3	4.54	190	7.26	122,489	556	23,314	889	17,867	749,557	28,574
Total	**4.41**	**170**	**6.84**	**2,445,670**	**10,797**	**415,937**	**16,725**	**347,135**	**13,372,359**	**537,705**

Inferred Below Drilling

Shear Zone & Structure	Au, g/t	Ag, g/t	AuEq, g/t	Tonnes	Au, Kg	Ag,Kg	AuEq, Kg	Au, oz	Ag, oz	AuEq, oz
C1, 1	5.44	71	6.46	234,768	1,277	16,774	1,517	41,065	539,298	48,777
C1, 2	4.35	67	5.31	163,283	710	10,957	866	22,824	352,278	27,854
C1, 3	11.20	63	12.10	192,826	2,160	12,067	2,333	69,455	387,957	75,010
C2, 1	24.25	255	27.90	13,987	339	3,571	390	10,905	114,807	12,546
C2, 2	4.77	64	5.69	103,349	493	6,646	588	15,861	213,682	18,913
C2, 3	6.22	71	7.23	56,691	352	4,011	410	11,332	128,965	13,170
S3, 1	4.03	52	4.78	71,926	290	3,768	344	9,322	121,142	11,050
S3, 2	4.45	41	5.03	76,318	340	3,093	384	10,921	99,444	12,341
S3, 3	4.91	28	5.31	80,103	393	2,240	425	12,646	72,001	13,669
S3, 4	2.67	241	6.11	18,239	49	4,396	111	1,566	141,317	3,583
S4, 1	3.81	76	4.90	55,682	212	4,259	273	6,820	136,938	8,779
S4, 2	4.96	224	8.16	185,270	919	41,472	1,512	29,545	1,333,316	48,597
S4, 3	4.54	190	7.26	122,489	556	23,314	889	17,867	749,557	28,574
Total	**5.88**	**99**	**7.30**	**1,374,930**	**8,091**	**136,569**	**10,042**	**260,128**	**4,390,700**	**322,862**
Estimate Total	**4.94**	**145**	**7.01**	**3,820,600**	**18,888**	**552,506**	**26,767**	**607,263**	**17,763,059**	**860,567**

Inferred below drilling not included in Block Model estimate

Shear Zone & Structure	Au, g/t	Ag, g/t	AuEq, g/t	Tonnes	Au, Kg	Ag,Kg	AuEq, Kg	Au, oz	Ag, oz	AuEq, oz
C1, 1	5.51	65	6.43	161,570	890	10,429	1,039	28,611	335,292	33,406
C1, 2	4.43	62	5.32	111,867	496	6,919	595	15,949	222,442	19,124
C1, 3	11.59	58	12.42	128,938	1,494	7,501	1,601	48,028	241,143	51,482
C2, 1	24.25	255	27.90	4,469	108	1,141	125	3,484	36,683	4,009
C2, 2	4.77	65	5.69	55,346	264	3,576	315	8,482	114,952	10,124
C2, 3	5.83	82	7.00	21,066	123	1,731	147	3,945	55,658	4,739
S3, 1	4.05	52	4.79	35,688	145	1,847	171	4,652	59,383	5,500
S3, 2	4.77	37	5.30	53,388	255	1,979	283	8,190	63,615	9,099
S3, 3	4.95	27	5.34	52,118	258	1,432	278	8,291	46,035	8,945
S3, 4	2.67	241	6.11	4,368	12	1,053	27	375	33,847	858
S4, 1	4.99	51	5.72	23,629	118	1,208	135	3,789	38,832	4,343
S4, 2	3.80	120	5.52	19,939	76	2,387	110	2,439	76,753	3,536
S4, 3	8.79	194	11.55	30,278	266	5,862	350	8,554	188,456	11,246
Total	6.41	67	7.37	702,664	4,504	47,064	5,176	144,790	1,513,093	166,410
Total U/G within Block Model	4.61	162	6.92	3,117,936	14,385	505,442	21,591	462,473	16,249,966	694,157

17.4.4 Analysis and Comment

To better understand the context of the underground resource estimated above, the resource polygon data were studied as data in three-dimensional space, in contrast to the two-dimensional long sections. Of particular interest was how the resource varied with true depth below surface. The true vertical depth of each polygon was attached to the other grade and tonnage data and plotted in various ways; two plots are of special interest.

The first, **Figure 17-23** below plots cumulative resource and cumulative drill intercepts against depth.



Top View

Edge View

LEGEND

Stope unmined

Stoped Blocks

A "mineralized intercept" is a
drill hole interval at least 1.2m long
in projection perpendicular to
the plane of the section with
gold equivalent grade >= 3 g/ton

In Plan View

MTR-333

Mineralized intercept hole name
and starting depth

"Null hole" unmineralized hole
that limits mineralized polygons

Tie line between mineralized intervals
on Structure 1

on Structure 2

on Structure 3

Tie line between mineralized intervals
and Null holes on Structure 1

on Structure 2

on Structure 3

In Edge and top View

Cylinder drawn through center
point of mineralized intercept,
perpendicular to plane of section

Elevation in metres above MSL.
Grid coordinates relate to this drawing
and related overlays

KIMBER RESOURCES INC

MONTERDE PROJECT

SECTION on SHEAR ZONE C1

LOOKING 296°/-21.33°

Figure 17-6

01/05/2007

JB ENGINEERING LTD

The location of the shear zone
can be found on Figure 11-1

SECTION on SHEAR ZONE C1



Top View

Edge View



The location of the shear zone
can be found on Figure 11-1

SECTION on SHEAR ZONE C2

LEGEND

A "mineralized intercept" is a
drill hole interval at least 1.2m long
in projection perpendicular to
the plane of the section with
gold equivalent grade >= 3 g/ton

In Plan View

MTR-333

Drill hole trace

Mineralized intercept hole name
MTR-21   and starting depth

MTR-191   "Null hole" unmineralized hole
that limits mineralized polygons

Tie line between mineralized intervals
on Structure 1

on Structure 2

on Structure 3

Tie line between mineralized intervals
and Null holes on Structure 1

on Structure 2

on Structure 3

In Edge and top View

Cylinder drawn through center
point of mineralized intercept,
perpendicular to plane of section

Elevation in metres above MSL.
Grid coordinates relate to this drawing
and related overlays

KIMBER RESOURCES INC

MONTERDE PROJECT

SECTION on SHEAR ZONE C2

LOOKING 296°/-23.4°

Figure 17-7

01/05/2007

JB ENGINEERING LTD



Top View

Edge View

The location of the shear zone
can be found on Figure 11-1

SECTION on SHEAR ZONE S3

LEGEND

A "mineralized intercept" is a
drill hole interval at least 1.2m long
in projection perpendicular to
the plane of the section with
gold equivalent grade >= 3 g/ton

In Plan View

MTR-333   Drill hole trace

Mineralized intercept hole name
and starting depth

"Null hole" unmineralized hole
that limits mineralized polygons

Tie line between mineralized intervals
on Structure 1

on Structure 2

on Structure 3

Tie line between mineralized intervals
and Null holes on Structure 1

on Structure 2

on Structure 3

In Edge and top View

Cylinder drawn through center
point of mineralized intercept,
perpendicular to plane of section

Elevation in metres above MSL.
Grid coordinates relate to this drawing
and related overlays

KIMBER RESOURCES INC

MONTERDE PROJECT

SECTION on SHEAR ZONE S3

LOOKING 346°/-12.73°

Figure 17-8

01/05/2007

JB ENGINEERING LTD



Top View

Edge View

LEGEND

A "mineralized intercept" is a
drill hole interval at least 1.2m long
in projection perpendicular to
the plane of the section with
gold equivalent grade >= 3 g/ton

In Plan View

MTR-333

Drill hole trace

Mineralized intercept hole name
and starting depth

"Null hole" unmineralized hole
that limits mineralized polygons

Tie line between mineralized intervals
on Structure 1

on Structure 2

on Structure 3

Tie line between mineralized intervals
and Null holes on Structure 1

on Structure 2

on Structure 3

In Edge and top View

Cylinder drawn through center
point of mineralized intercept,
perpendicular to plane of section

Elevation in metres above MSL.
Grid coordinates relate to this drawing
and related overlays

KIMBER RESOURCES INC

MONTERDE PROJECT

SECTION on SHEAR ZONE S4

LOOKING 346°/-13.43°

Figure 17-9

01/05/2007

JB ENGINEERING LTD

The location of the shear zone
can be found on Figure 11-1

SECTION on SHEAR ZONE S4



LEGEND

Polygons radius: 25m.
All limiting intersections plotted.

Non ore Polygons

MTR- 82 108   Open Stope

MTR-181-98   Ore Polygons with
Hole # and depth

Inferred below drilling

Bottom of possible pit

Estimate M block
model outline

The location of the shear zone
can be found on Figure 11-1

KIMBER RESOURCES INC

MONTERDE PROJECT
STRUCTURE 1 on
SHEAR ZONE C1

Figure 17-10
01/05/2007
JB ENGINEERING LTD



The location of the shear zone
can be found on Figure 11-1

LEGEND

Polygons radius: 25m.
All limiting intersections plotted.

Non ore Polygons

Open Stope

Ore Polygons with Hole # and depth

Inferred below drilling

Bottom of possible pit

Estimate M block model outline

KIMBER RESOURCES INC

MONTERDE PROJECT

STRUCTURE 2 on
SHEAR ZONE C1

Figure 17-11

01/05/2007

JB ENGINEERING LTD



The location of the shear zone can be found on Figure 11-1

LEGEND

Polygons radius: 25m.
All limiting intersections plotted.

Non ore Polygons

MTR-181-38 Ore Polygons with Hole # and depth

Inferred below drilling

Bottom of possible pit

Estimate M block model outline

KIMBER RESOURCES INC

MONTERDE PROJECT

STRUCTURE 3 on
SHEAR ZONE C1

Figure 17-12

01/05/2007

JB ENGINEERING LTD

MTR- 46-7.98
MTR-335-94
MTR-113-36
MTR-102-38
MTR-179-42
MTR-106-50
MTR-130-40
MTC- 10-44
MTC- 15-44
MTR-270-46
MTR-116-54
MTR-152-66
MTR-363-6
MTR-140-54
MTR-164-102
MTC- 54-64
MTR-203-44
MTR-432-58
MTR-193-90
MTR-252-84
MTR-206-108
MTR-339-100
MTR-303-180
MTR-296-112
MTC- 22-118
MTR-182-150
MTR-358-154
MTR-250-168
MTR-209-148
MTR-337-208
MTC- 20-174
MTR-230-180
MTR-251-200
MTR-387-216
MTR-258-206
MTR-282-252
The location of the shear zone
can be found on Figure 11-1

LEGEND

Polygons radius: 25m.
All limiting intersections plotted.

Non ore Polygons

Ore Polygons with Hole # and depth

Inferred below drilling

Bottom of possible pit

Estimate M block model outline

KIMBER RESOURCES INC

MONTERDE PROJECT

STRUCTURE 1 on SHEAR ZONE C2

Figure 17-13

01/05/2007

JB ENGINEERING LTD



LEGEND

Polygons radius: 25m.
All limiting intersections plotted.

Non ore Polygons

Ore Polygons with
Hole # and depth

Inferred below drilling

Bottom of possible pit

Estimate M block
model outline

The location of the shear zone
can be found on Figure 11-1

KIMBER RESOURCES INC

MONTERDE PROJECT
STRUCTURE 2 on
SHEAR ZONE C2

Figure 17-14
01/05/2007
JB ENGINEERING LTD



LEGEND

Polygons radius: 25m.
All limiting intersections plotted.

Non ore Polygons

Ore Polygons with
Hole # and depth

MTR-181-98

Inferred below drilling

Bottom of possible pit

Estimate M block
model outline

The location of the shear zone
can be found on Figure 11-1

KIMBER RESOURCES INC

MONTERDE PROJECT

STRUCTURE 3 on
SHEAR ZONE C2

Figure 17-15
01/05/2007
JB ENGINEERING LTD



LEGEND

Polygons radius: 25m.
All limiting intersections plotted.

Non ore Polygons

Ore Polygons with
Hole # and depth

Inferred below drilling

Bottom of possible pit

Estimate M block
model outline

The location of the shear zone
can be found on Figure 11-1

KIMBER RESOURCES INC

MONTERDE PROJECT
STRUCTURE 1 on
SHEAR ZONE S3

Figure 17-16
01/05/2007
JB ENGINEERING LTD



The location of the shear zone can be found on Figure 11-1

LEGEND

Polygons radius: 25m.
All limiting intersections plotted.

Non ore Polygons

Ore Polygons with
Hole # and depth
MTR-181-98

Inferred below drilling

Bottom of possible pit

Estimate M block
model outline

KIMBER RESOURCES INC

MONTERDE PROJECT
STRUCTURE 2 on
SHEAR ZONE S3

Figure 17-17
01/05/2007
JB ENGINEERING LTD



LEGEND

Polygons radius: 25m.
All limiting intersections plotted.

Non ore Polygons

Ore Polygons with
Hole # and depth

Inferred below drilling

Bottom of possible pit

Estimate M block
model outline

The location of the shear zone
can be found on Figure 11-1

KIMBER RESOURCES INC

MONTERDE PROJECT
STRUCTURE 3 on
SHEAR ZONE S3

Figure 17-18
01/05/2007
JB ENGINEERING LTD



LEGEND

Polygons radius: 25m.
All limiting intersections plotted.

Non ore Polygons

MTR-181-98   Ore Polygons with
              Hole # and depth

Inferred below drilling

Bottom of possible pit

Estimate M block
model outline

The location of the shear zone
can be found on Figure 11-1

KIMBER RESOURCES INC

MONTERDE PROJECT

STRUCTURE 4 on
SHEAR ZONE S3

Figure 17-19
01/05/2007
JB ENGINEERING LTD

MTR-276 6
MTR-432-58
MTR-206-108
MTR-207 120
MTR-224-110
MTC-21 142
MTR-250 176
MTR-229 160
MTR-251-200
MTR-243-206.00
MTR-254-180,00
MTR-292-230,00



The location of the shear zone can be found on Figure 11-1

LEGEND

Polygons radius: 25m.
All limiting intersections plotted.

Non ore Polygons

Ore Polygons with
Hole # and depth

Inferred below drilling

Bottom of possible pit

Estimate M block
model outline

KIMBER RESOURCES INC

MONTERDE PROJECT

STRUCTURE 1 on
SHEAR ZONE S4

01/05/2007

Figure 17-20

JB ENGINEERING LTD



LEGEND

Polygons radius: 25m.
All limiting intersections plotted.

Non ore Polygons

MTR-181-98 Ore Polygons with
Hole # and depth

Inferred below drilling

Bottom of possible pit

Estimate M block
model outline

The location of the shear zone
can be found on Figure 11-1

KIMBER RESOURCES INC

MONTERDE PROJECT
STRUCTURE 2 on
SHEAR ZONE S4

Figure 17-21
01/05/2007

JB ENGINEERING LTD



LEGEND

Polygons radius: 25m.
All limiting intersections plotted.

Non ore Polygons

MTR-181-98   Ore Polygons with
              Hole # and depth

Inferred below drilling

Bottom of possible pit

Estimate M block
model outline

The location of the shear zone
can be found on Figure 11-1

KIMBER RESOURCES INC

MONTERDE PROJECT
STRUCTURE 3 on
SHEAR ZONE S4

Figure 17-22
01/05/2007
JB ENGINEERING LTD



FIGURE 17-23
CUMULATIVE RESOURCE vs. DEPTH and CUMULATIVE DRILL INTERCEPTS vs. DEPTH

This figure shows that resource measured is strongly and predictably increasing with depth and only stops increasing when the drilling density stops increasing. One could conclude that there is much greater potential for increased resource mineable by underground means than was inferred in the this estimate, given that similar mineralization has been drilled on the adjacent Carotare resource (Burgoyne, 2005a), to an elevation of 1770m, giving a known vertical extent on the mineralization of 700m.

Also of interest is variation in metal ratio with depth, as illustrated in **Figure 17-24** below, where again accumulations are plotted against depth. The silver accumulation is seen to rise sharply to a depth of 50m and then at a lower rate while gold accumulation increases at a greater rate from about 120m depth. This is shown again in Figure 17-25, where the silver: gold ratio and gold grade of the resource polygons are plotted against depth. This data is smoothed by presentation as a 40-element rolling median.



FIGURE 17-24
CUMULATIVE METAL in RESOURCE and TONNES vs. DEPTH



FIGURE 17-25
SILVER: GOLD RATIO and GOLD GRADE vs. DEPTH

18.0   Other Relevant Data and Information

A scoping study was completed for Kimber Resources in 2003 by Mr. Robert T. McKnight, P.Eng., MBA (McKnight 2003); the report is entitled Preliminary Assessment, Technical Report, Monterde Gold-Silver Project, Chihuahua State, Mexico and dated July 3, 2003. This report is "dated" and historical in nature in that it used Resource Estimate I completed in April 2003 (Burgoyne 2003) and at gold and silver prices and at costs significantly less than the current of over US$650 and US$13 for gold and silver, respectively. Also, it assumed a total heap leach operation as opposed to conventional milling for part or all of the mineralization.

For scoping purposes, a 3500 tonne per day open pit heap leach mining operation was assumed with an initial capital cost of US 26 million, and operating costs of US $10.30 per tonne of ore processed, or $127 per equivalent ounce of gold. Under the base case assumptions, the Monterde Project, at the stage of development reached in 2003, demonstrated robust potential economics.   On a per equivalent ounce basis, cash operating costs average $127 per ounce and total cost, including initial capital, are $183 per ounce. At a gold price of $340 per ounce and silver of $4.50 per ounce, after-tax Internal Rate of Return is 34.8% and Net Present Value after tax using a discount rate of 8% is C31.4 million. Payback was concluded to be 2.3 years from commencement of production.

The current bulk tonnage resource, Estimate M (Giroux, 2006) is published on Sedar as have several polygonal estimates of bulk tonnage now no longer current, the last of which is Richards et all, 2006.

This information is reported for information purposes only and is a preliminary guide to the economic payback using the resource, metal prices, and perceived mining and milling method at the time of estimation.

In early 2007 a technical audit report was prepared in draft by Boswell (2007) and a series of memorandums on the geology, mineralization and controls, underground potential, and other subjects were prepared by White (2007). These memoranda and reports have been thoroughly reviewed, evaluated and summarized and commented upon by Hennessey (2007).

Kimber has continued mine development studies covering environmental baseline monitoring and sociological studies undertaken by Rescan Environmental Consulting and professionals on Kimber's staff.   Knight Piesold of Vancouver, BC has completed preliminary geotechnical studies on pit slope stability. Road and electricity line surveys have been completed to construction tendering quality.

19.0 Interpretation & Conclusions

1. The Carmen Deposit is a volcanic hosted, low sulfidation, epithermal gold-silver deposit. The deposit is located at a high level in the hydrothermal system. Gold and silver mineralization is oxidized to depths of at least 300 metres.

2. Gold and silver as structurally controlled mineralization is found in the historic mine workings and occurs in structures of various scales within shear zones that include the C1 (Carmen), C2 (Los Hilos) that trend 295° and in splays that include S3 and S4 that trend about 345°.

3. The Mineral Resource Estimate, for the narrow structures and high-grade underground mineable Carmen deposit, defined largely by reverse circulation drilling, is given below. This is based on a 3.0 g/t gold equivalent cut-off on intercepts at least 1.2m true thickness.

Category	Tonnes	Grade, g/T			Contained Metal, oz		
		Au	Ag	Au Eq	Au oz	Ag oz	AuEq, oz
INFERRED – IN DRILLED DEPOSIT	2,445,670	4.41	170	6.84	347,135	13,372,359	537,705
INFERRED – BELOW DEPOSIT	1,374,930	5.88	99	7.30	260,128	4,390,700	322,862
	3,820,000	4.94	145	7.01	607,263	17,763,059	860,567

4. The primary exploration and development steps are to complete a Scoping Study followed by construction of a wire frame model of the underground resource if the Scoping Study is positive. This study should be followed by a limited surface-drilling program to confirm existence and continuity of the higher-grade mineralization and structures within the currently RC drilled portion of the Carmen deposit. On successful completion of this last step, a major underground drifting and drilling program directed to confirmation of the continuity of inferred mineralization within the RC drilled portion of Carmen deposit and to explore and confirm the inferred mineralization below the current drilling.

7. There is high potential to convert the current inferred resource to the measured and indicated categories and to increase the global gold and silver resource.

8. Carmen deposit mineralization is open along trend to the south-southwest and the north-northwest, and at depth down dip on the C1, and C2, S3, and S4 shear systems.

9.   A comparison of core holes, completed in 2007, to reverse circulation drilling results indicates that generally the drill core intercept results confirm the RC drill hole intercepts for both length and representative gold and silver grades in the Carmen deposit. Gold and silver assays from core drilling intercepts exhibit nearly identical values to RC drilling intercepts based on a statistical weight averaging of all assay results**.**

10. Substantial additional exploration and development work is justified on the Carmen deposit. The tonnage and grade of the mineralization, defined to date at the Monterde Project, warrants further major, development, and exploration   drilling,   and   other   studies   as   detailed   in   **Section   20,   Recommendations**.

20.0 Recommendations

The underground mineable resource on the Carmen has the potential to significantly enhance the project economics. To properly evaluate the optimized project economics the following multi-step programs are recommended:

1. Commission a scoping study (Preliminary Economic Assessment) that incorporates the resources defined in this study with a small number of pit shells, no more than three, from the 2006 work on the Estimate M block model by Giroux (2006). The cost of this is estimated at $40,000.

2. If the results from step 1 are encouraging, construct a very highly constrained wire-frame model on the existing drilling database to permit the block modeling of the underground resource so that an open-pit optimizer may be run to explicitly determine the optimum balance between surface and underground mining. This wire-frame modelling of the underground resource should be done on the base of the geological compilation now underway. The existing lower-grade wire-frame that defines the open-pitable material should be adjusted at the same time and the open-pit block model updated. This work will be part of a pre-feasibility economic study. The cost of this is estimated at $60,000.

3. If the work in step 2 confirms that the underground "mineable" resource is of significant potential value, a program of surface core drilling totalling 2,000 metres should be undertaken to confirm the geological and mineralization continuity of this high-grade resource in key areas. Since this work is not likely to establish the continuity of a significant portion of the resource, this program should be relatively small, only confirming the existence of mineralization. This drilling would provide a test of the mineralization and grade continuity of only parts of the C1, and possibly S4 Shears, and the respective contained structures. The total cost of this core drilling is estimated at $500,000. Steps 1, 2, and 3, which will comprise a Stage One program will cost a total of $600,000.

4. On successful completion of step 3, a major underground drifting and development program should be undertaken to confirm the continuity and mineability of the higher-grade underground resource. The drifting component should consist of approximately 2200 metres of Access adit/decline ramp, drifting on C-1 Shear, S-4 Shear, and C-2 Shear, and crosscuts for diamond drilling. The decline/ramp would go to about the 2030 metre elevation. Sampling at one-metre intervals would be completed along/across any potentially mineralized structures. Diamond drilling would test the deeper portions of C-1, C-2, and S-4 Shear Zones; allowance has also been made to test S-2 and S-3 Shear Zones. A diamond drilling allowance has also been made for flat holes every 50 metres when drifting along specific Shears Zones C-1, S-4, and C-2. A total of 20,100 metres of underground diamond drilling are budgeted. Provision has been made for a ventilation raise of about 200 metres to join the adit – decline ramp at about the 2060 m to Level 1 at the 2250 metre elevation. *Underground drifting and excavation costs should be confirmed in the Step one Preliminary Economic Assessment Study.* The total cost of this program is estimated at CDN $ 5.1 million.

The cost for the above programs are summarized in **Table 20-1** and the underground development program of Step 4 is detailed in **Table 20-2**.

TABLE 20-1
RECOMMENDED UNDERGROUND PROGRAMS & COSTS

	STUDY/ PROGRAM		COST $	STAGE
Step 1	Scoping Study		40,000	1
Step 2	Wire Frame Modelling		60,000	1
Step 3	Surface Core Drilling	2000 m @ $250/m	500,000	1
Step 4	Underground Drifting & Development		5,100,000	2

TABLE 20-2

RECOMMENDED UNDERGROUND DRIFTING & DEVELOPMENT PROGRAM - BUDGET

Program Duration 12 months	Currency	Costs	# of Units	$C	Estimates $US	$N	Equivalent in $C
Fees & labor							
Engineers & geologists							
Senior Mining Engineer	$US	365/day	280		102,200		117,530
Senior Mexican geologist	$US	365/day	280		102,200		117,530
Mexican geologist- 2 required	$US	200/day	560		112,000		128,800
Junior Geologist (1)		150/day	280		168,000		193,200
Community Liaison Officer	$US	225/day	280		63,000		72,450
Camp manager	$US	225/day	140		31,500		36,225
Data - IT manager	$US	220/day	140		30,800		35,420
Engineer -modeler	$US	150/day	140		21,000		25,620
Mexican labor							
Senior samplers - (2)	$N	200/day	560			112,000	11,915
Junior laborers (4)	$N	175/day	1120			196,000	20,851
Security guards (1)	$N	175/day	280			49,000	5,213
Camp cook, housecleaning (1)	$N	200/day	280			56,000	5,957
Plus 25% on Mexican labor, S.S. etc.	$N	Fixed				75,250	8,005
Travel							
Airfares, Vancouver-Mexico return	$C	1,400/trip	4	5,600			5,600
Taxis	$C	50/trip	8	400			400
Food & accommodation in town	$US	60/day	40		2,400		2,400
Food & accommodation at camp	$US	300/day	280		84,000		84,000
Truck registration and insurance	$US	1,200/day	1		1,200		1,200
Taxis	$N	180/trip	10			1,800	191
Fuel	$N	500/fill up	100			50,000	5,319
Camp Supplies & Communications							
Camp supplies	$N	10,000/mo	12			120,000	12,766
Long distance	$C	400/month	12	4,800			4,800
Courier	$C	25/trip	48	1,200			1,200
Cell phone	$US	250/month	12		3,000		3,000
Drill permit	$US	2,000 fixed	1		2,000		2,000
Core Drilling Targets C-1, C-2, S-4, S-3, S-2							0
Core drill, mob+demob	$US	10,000 fixed	2		10,000		10,000
HQ/NQ core, includes mud, survey	$US	75 /meter	20,100		1,507,500		1,507,500
Drill supplies	$US	2 /meter	20,100		40,200		40,200
Assays							0
Sample preparation - drilling	$US	5 /sample	5,000		25,000		25,000
Sample assay - drilling	$US	25 /sample	5,000		125,000		125,000
							0
Survey							0
Down-hole survey	$US	8,000 /month	12		96,000		96,000
Engineering							
ACAD & drafting & map prep.	$C	46/hr	250	11,500			13,225

Reprographics	$C		20/sheet	500	10,000		11,500
Underground							
Access Ramp/Adit (3.06*3.66 m)	$US	621/m	724		449,604		449,604
C-1 Drift + Crosscuts (200m)	$US	621/m	656		407,376		407,376
S-4 Drift + Crosscut (100m)	$US	621/m	540		335,340		335,340
C-2 Drift + Crosscut (100m)	$US	621/m	250		155,250		155,250
Incidental Drifting	$US	621/m	30		18,630		18,630
<u>Total Drifting</u>			**2,200**				-
Ventilation Raise @ 660 m	$US	711/m	200		142,200		142,200
$C = $N9.4			Pre-tax totals	33,500	4,035,400	660,050	**4,238,418**
$US = $C1.15			Taxes		605,310	99,008	760,501
			Total				**4,998,919**
			Say				**5,100,000**

21.0 References

Boswell, P., 2007:   Draft Technical Audit of the Monterde Gold-Silver Project in Northwestern Mexico, Draft Report March 31, 2007 by Micon International Limited, Norwich, United Kingdom

Burgoyne, A.A., 2007: Core Drilling Results Comparison to Reverse Circulation Drilling - Carmen Deposit; internal Memorandum to Kimber Resources dated March 12, 2007

Burgoyne, A.A., 2005a: Technical Evaluation Report, Mineral Resource Estimate A - Carotare Deposit for Kimber Resources Inc. on The Monterde Project, Guzapares Municipality, Chihuahua State, Mexico and dated November 22, 2005

Burgoyne, A.A., 2005b: Technical Evaluation Report, Mineral Resource Estimate L for Kimber Resources Inc. on The Monterde Project, Guzapares Municipality, Chihuahua State, Mexico and dated September 28, 2005

Burgoyne, A.A., 2004:   Technical Evaluation Report, Mineral Resource Estimate J for Kimber Resources Inc. on The Monterde Project, Guzapares Municipality, Chihuahua State, Mexico and dated April 6, 2004

Burgoyne, A.A., 2003:   Technical Evaluation Report, Mineral Resource Estimate I for Kimber Resources Inc. on The Monterde Project, Guzapares Municipality, Chihuahua State, Mexico and dated April 3, 2003

Burgoyne, A.A., 2002:   Technical Evaluation Report for Kimber Resources Inc. on The Monterde Project, Guzapares Municipality, Chihuahua State, Mexico and dated January 22, 2002

Cukor, D., Hitchborn, A., Richards, B.J, 2006: Technical Evaluation Report, Mineral Resource Estimate M for Kimber Resources Inc. on The Monterde Project, Guzapares Municipality, Chihuahua State, Mexico, May 26, 2006

Cukor, D., Hitchborn, A., Richards, B.J, 2004: Technical Evaluation Report, Mineral Resource Estimate K for Kimber Resources Inc. on The Monterde Project, Guzapares Municipality, Chihuahua State, Mexico dated October 27, 2004

Diaz Nieves, Laura Christina, 1999: Letter from Sierra Madre Gold de Mexico, S.A. de C.V. to Recuros Naturale Y Pesca confirming exploration land status.

Giroux, G.H., 2007:   Comparison of diamond drill results with reverse circulation results for both gold and silver on the Carmen Project; Memorandum to Kimber Resources dated February 8, 2007

Giroux, G.H., 2006:   Mineral Resource Estimate on The Carmen Deposit, Monterde Project, Guzapares Municipality, Chihuahua State, Mexico, dated July 16, 2006, Amended May 30, 2007

Hennessey, B.T., 2007: Letter Report to Kimber Resources Inc. entitled "A Review of the Monterde Project for Kimber Management" date July 11, 2007 by Micon International Limite, Toronto, Ontario.

Hitchborn, A.D., 2001: Manual Cross-Sections for Resource Estimate H for Kimber Resources Inc. and dated October 29, 2001.

Hitchborn, A.D. and Richards, J.B., 2003:   Monterde Project Report including Resource Estimate I, Monterde, Chihuahua State, Mexico for Kimber Resources Inc., dated May, 2003.

Hitchborn, A.D. and Richards, J.B., 2001:   Technical Report on the Monterde Mining District, Guzapares Municipality, Chihuahua State, Mexico for Kimber Resources Inc. dated August 2001.

Jones, Harold M., 1994: A Report on the Monterde Mine Property Orteaga Mining District, San Rafael Area, Chihuahua Mexico for Pandora Industries Inc.

Jones, Harold M., 1995: Progress Report, Monterde Mine Property, San Rafael Area, Chihuahua Mexico for Pandora Industries Inc.

Joralemon, Ira B., 1944: Monterde Mine, Independent Engineering Report on the Monterde Mine dated October 25, 1944.

King, C.A.,: Summarized Report Upon Compañía Minera Guazapares, S.A. and the Monterde Mine (information memorandum and cover letter from Clarence R. King, M.E. and General Manager). Dated July 1 and 25, 1943

McKnight, Robert T., 2003: Preliminary Assessment Technical Report, Monterde Gold-Silver Project, Chihuahua State, Mexico for Kimber Resources Inc. dated July 3, 2003

McLeod, J.A. 2003, Letter Report on samples in Northcote of September 21, 2003, Teck Cominco, addendum to letter report dated October 6, 2003, dated November 11, 2003

Miller, Donald G., 1944: Monterde Mine, Arteaga District, State of Chihuahua, Mexico, dated January 28, 1944.

Minefinders Corporation Inc., 2001: Company Press Release on Dolores Gold - silver property, Sierra Madre Gold Belt and dated June 7, 2001

Montgomery, J.H., 2000: Initial Review Report on the Monterde Property for Kimber Resources Inc., dated March 10, 2000.

Process Research Associates (PRA), 2005: Measure rock samples apparent specific gravity by wax immersion method – memorandum to Kimber Resources Inc. dated May 25, 2005

Northcote, B and McLeod, J.A., 2002, Petrographic Report (Crusher Rejects C1 and C4) for JB Engineering Ltd., K.E. Northcote & Associates, supplemented by J. A. McLeod of Teck Cominco Ltd, dated November 15, 2002

Quirt, D., and Shewfelt, D.2005, Report, Monterde Project of Kimber Resources: Petrogenic and alteration studies, SRC, dated September 2005

Richards, J.B., 2004: Data Verification Section Report on the Monterde Property for Kimber Resources Inc., dated February 5, 2004.

Richards, J.B., 2003: Cyanide Assay Test Results; internal Kimber Resources Inc. Memo dated June 25 2003.

Thompson, Michael, and Howarth, Richard J., 1976: Duplicate Analysis in Geochemical Practice; in Analyst, Volume 101, pp. 690 - 698.

Sierra Madre Gold Belt, 2001: Information Brochure on properties of Minefinders Corporation Inc., National Gold Corporation, Golden Goliath Resources Inc., Kimber Resources Inc., and Gammon Lake Resources Inc.

Trejo Dominguez, Ramon, 1999: Sierra Madre Gold De Mexico, S.A. De C.V., Proyecto Garfia - Estudio Tecnio Justificativo Para el Cambio de Utilizacion de Terrenos Forestales a Uso en Exploracion Minera dated June 1999.

Vos, Rik, 2001: Bottle Roll Cyanidation Results and Analysis of 16 Small Samples: letter prepared under auspices of BC Research Council for Mr. Peter DeLancy of Atna Resources Ltd., dated September 1, 2001.

----------, 1997: Work Report Of Minera Sonoro S.A. de C.V., Monterde Mine Property, Chihuahua, September 1995 -February 1996: unknown author, unsigned and non-dated report.

White, D., 2007:   Seven memorandums and e mails on exploration, geology, and underground potential, dated from January 16 to April 9, 2007, prepared for Kimber Resources Inc.

22.0 Signature Page

The report titled “Estimate of Underground-mineable Resources on the Carmen Deposit at Monterde” dated July 15, 2007 was prepared and signed by the following authors.

(Signed and Sealed)
A. A. Burgoyne, P.Eng., M.Sc.,

Burgoyne Geological Inc.

Dated at North Saanich, British Columbia
July 15, 2007

(Signed and Sealed)
J.B. Richards, P.Eng.,

Kimber Resources Inc.

Dated at Vancouver, British Columbia
July 15, 2007

23.0   CERTIFICATE - STATEMENT OF QUALIFIED PERSON

BURGOYNE GEOLOGICAL INC.
Consulting Geologists & Engineers

548 Lands End Road
North Saanich, BC, Canada
V8L 5K9
TEL / FAX (250) 656 3950

A.A. (Al) Burgoyne, M.Sc., P.Eng.

I Alfred A. Burgoyne hereby certifies:

1. I am an independent consulting Geologist employed by Burgoyne Geological Inc. with residence and office at 548 Lands End Road, North Saanich, BC, CANADA, V8L 5K9.
2. I graduated from the University of British Columbia in 1962 with a Bachelor of Science Degree in Geology and from the University of New Mexico in 1967 with a Master of Science Degree in Geology.
3. I am a registered Professional Engineer in the Association of Professional Engineers and Geoscientists for the Province of British Columbia and am registered as a Fellow of the Geological Association of Canada.
4. I have practiced my profession for 44 years and have been involved in mineral exploration and development in Canada, USA, Latin America (including Mexico), Southeast Asia and Eastern Europe.
5. During this period of professional practice I have been extensively involved in the discovery / definition, recognition and development phases of no less than four major and one small gold deposits in British Columbia, Nevada and Manitoba of which all attained production. I have also completed extensive evaluation on Mexican oxide gold deposits.
6. Prior to establishing Burgoyne Geological Inc. in 1991, I held several successive positions from 1980 to 1991 as Vice President-Exploration for Breakwater Resources Ltd., Western Canadian Mining Corporation, Cassiar Mining Corporation and Bethlehem Copper Corporation. From 1970 to 1979 I was Exploration Manager of Western Canada for UMEX Corp.
7. During my tenure with the above companies I have been intimately involved in the drilling definition and evaluation of both oxide and sulfide gold mineralization.
8. I have read the definition of "qualified person" set out in national Instrument 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
9. The report dated July 15, 2007 and titled " Technical Report, Estimate of Underground-mineable Resource on the Carmen Deposit at Monterde, Guazapares Municipality, Chihuahua State, Mexico" for Kimber Resources Inc. is based on technical evaluation from November 2006 to May 2007. The legal descriptions, the preparation of the Resource Cross Sections and Detailed Tabulation of Resource Blocks in Section (Appendix C), Item 14.2 (Quality Control and Quality Assurance Programs), and Item 17 have been done by Kimber but reviewed, audited in detail, and modified, where necessary, by the writer. The writer has written or co authored all other parts of the report.
10. Site examinations and evaluations, on the Monterde Property, were made on April 24-26, 2007; the writer evaluated the property with respect to reverse circulation and core drilling protocol and quality assurance/ quality control on sampling procedure. Also geology, alteration and mineralization, surface trenching, reverse circulation drill hole locations, old general infrastructure and mine workings were reviewed. The sources of all information not based on personal examination are quoted in the report. The information provided by the various parties is to the best of my knowledge and experience correct.
11. I have had prior involvement with the property having made previous site visits to the property in September 2005, June 2003, November 2002 and November 2001; four prior Technical Reports, Burgoyne (2002), Burgoyne (2003), Burgoyne (2004), Burgoyne (2005b) have been done by the writer.
12. That as of the date of this certificate, to the best of the qualified person's knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
13. I am independent of the issuer applying all the tests in section 1.4 of National Instrument 43-101
14. I have read National Instrument 43-101 and Form 43-101Fl and the Technical Report has been prepared in compliance with that instrument and form

15. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public of the Technical Report.

Dated at North Saanich, British Columbia this 15th day of July 2007.

A.A. Burgoyne, M.Sc., P.Eng.

External Qualified Person

I, **J. Byron Richards, P.Eng.** do hereby certify that:

1. I am currently employed as Vice President, Engineering by:

   Kimber Resources Inc.
   215 - 800 West Pender Street
   Vancouver, BC
   V6C 2V6

2. I graduated with a degree of Batchelor of Applied Science in Geological Engineering from the University of British Columbia in 1970.

3. I am a member of the Association of Professional Engineers and Geoscientists of British Columbia.

4. I have worked as a geological engineer for 36 years since graduation.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reasons of training, relevant experience and membership in a professional association as defined by NI 43-101, I fulfill the requirements of a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of the technical report dated July 15, 2007 and entitled " Technical Report, Estimate of Underground-mineable Resource on the Carmen Deposit at Monterde, Guazapares Municipality, Chihuahua State, Mexico" for Kimber Resources Inc. I have visited the Monterde property numerous times in my role as Vice President, Engineering and Internal Qualified Person and QA/QC manager for Kimber from 2002 to the present, most recently in April of 2007.

7. I have had prior involvement in the form of engineering studies with the property as a shareholder in the private company Kimber Resources Inc since 1999.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the failure of which to disclose makes the Technical Report misleading.

9. I am not independent of the issuer under NI 43-101 because I am an officer and insider of the company.

10. I have read National Instrument 43-101 and Form 43-101F, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them, including electronic publication in the public company files on their websites accessible by the public.

   Dated at Vancouver, B.C., July 15th, 2007

J. Byron Richards, B.A.Sc., P.Eng., Qualified Person

Drill Hole Name	Easting,(m) UTM	Northing,(m) UTM	Elevation, (m) ASL	Azim°	Dip°	Total Depth, (m)	Deviation Survey	DRILL TYPE	Size, (mm)
MTC- 01	787,956.71	3,055,661.42	2,410.82	225.0	-60.0	40	N	DD	85
MTC- 02	788,138.70	3,055,593.65	2,347.05	223.7	-71.4	40	Y	DD	85
MTC- 03	788,215.84	3,055,639.34	2,308.46	224.0	-70.6	100.65	Y	DD	63.5
MTC- 04	788,011.36	3,055,716.30	2,395.33	225.0	-60.0	122	N	DD	85
MTC- 05	787,962.43	3,055,706.92	2,413.55	225.0	-60.0	130	N	DD	63.5
MTC- 06	788,042.30	3,055,747.38	2,390.56	223.8	-70.7	253.15	Y	DD	63.5
MTC- 07	788,025.01	3,055,695.42	2,381.28	224.0	-60.9	160	Y	DD	63.5
MTC- 08	788,073.18	3,055,665.19	2,355.25	224.5	-60.2	124	Y	DD	63.5
MTC- 09	788,162.76	3,055,589.49	2,343.44	224.9	-65.4	80	Y	DD	63.5
MTC- 10	788,313.55	3,055,700.59	2,313.19	222.7	-60.7	250	Y	DD	63.5
MTC- 11	788,114.88	3,055,681.88	2,343.59	224.2	-65.4	166	Y	DD	63.5
MTC- 12	788,191.50	3,055,577.50	2,332.80	227.3	-60.4	76	Y	DD	63.5
MTC- 13	787,924.71	3,055,672.50	2,423.89	220.4	-60.4	80	Y	DD	63.5
MTC- 14	788,215.42	3,055,676.35	2,330.27	223.8	-53.0	108	Y	DD	85
MTC- 15	788,332.45	3,055,686.95	2,306.99	226.0	-60.1	130	Y	DD	63.5
MTC- 16	788,235.64	3,055,588.57	2,308.63	222.4	-70.7	144	N	DD	63.5
MTC- 17	788,177.49	3,055,679.46	2,331.83	223.7	-65.3	171.15	N	DD	63.5
MTC- 18	788,064.37	3,055,698.26	2,374.20	229.6	-50.3	150	N	DD	63.5
MTC- 19	788,487.43	3,055,947.19	2,388.34	225.0	-65.0	268.55	N	DD	63.5
MTC- 20	788,364.24	3,055,787.05	2,304.30	225.0	-60.0	320.15	N	DD	63.5
MTC- 21	788,430.66	3,055,712.76	2,286.73	225.5	-64.6	277.7	Y	DD	63.5
MTC- 22	788,379.36	3,055,749.43	2,292.43	223.2	-59.8	280.85	Y	DD	63.5
MTC- 23	788,446.38	3,055,699.26	2,282.71	222.3	-66.1	271.75	Y	DD	63.5
MTC- 24	788,504.95	3,055,929.01	2,391.98	218.9	-64.1	271	Y	DD	63.5
MTC- 25	788,528.44	3,055,882.72	2,378.10	213.7	-70.5	186.35	Y	DD	63.5
MTC- 26	788,013.78	3,055,752.73	2,401.43	221.7	-60.0	259.55	Y	DD	63.5
MTC- 27	788,252.41	3,055,715.07	2,340.37	226.8	-60.8	290.05	Y	DD	63.5
MTC- 28	788,157.17	3,055,721.87	2,352.25	224.3	-69.9	300.1	Y	DD	63.5
MTC- 29	788,443.21	3,055,584.44	2,247.48	223.7	-65.3	210.75	Y	DD	63.5
MTC- 30	788,364.78	3,055,505.99	2,279.95	220.9	-70.5	110.75	Y	DD	63.5
MTC- 31	788,012.22	3,055,717.57	2,394.88	220.9	-70.2	250.4	Y	DD	63.5
MTC- 32	787,991.26	3,055,765.92	2,398.54	225.0	-70.0	290.1	Y	DD	63.5
MTC- 33	787,967.79	3,055,673.20	2,405.94	223.9	-59.6	137.55	Y	DD	63.5
MTC- 34	788,363.46	3,055,645.26	2,279.71	221.1	-64.0	210.75	Y	DD	63.5
MTC- 35	788,200.23	3,055,729.86	2,349.73	224.9	-69.0	310.3	Y	DD	63.5
MTC- 36	788,140.40	3,055,742.49	2,361.97	225.0	-65.0	153.25	N	DD	63.5
MTC- 37	788,073.28	3,055,745.92	2,378.68	226.7	-80.3	288.85	Y	DD	63.5
MTC- 38	788,504.16	3,055,539.64	2,247.95	224.3	-69.4	263.1	Y	DD	63.5
MTC- 39	787,993.43	3,055,804.37	2,380.35	223.0	-66.0	282.95	Y	DD	63.5
MTC- 40	788,492.95	3,055,565.50	2,255.80	223.7	-64.6	299.3	Y	DD	63.5
MTC- 45	788,130.55	3,055,625.32	2,340.80	222.8	-60.8	97.5	Y	DD	63.5
MTC- 51	788,086.83	3,055,721.11	2,365.86	223.1	-69.9	238.2	Y	DD	63.5
MTC- 52	788,393.09	3,055,641.08	2,269.80	222.7	-70.2	210.75	Y	DD	63.5
MTC- 54	788,369.43	3,055,685.72	2,290.26	221.9	-63.7	250.4	Y	DD	63.5
MTC- 55	788,459.65	3,055,988.14	2,384.60	223.8	-64.9	230	Y	DD	63.5
MTC- 60	787,907.53	3,055,680.94	2,430.35	220.4	-60.4	131.45	Y	DD	63.5
MTC- 65	788,245.86	3,055,775.20	2,341.01	221.8	-69.9	317.5	Y	DD	63.5
MTC- 67	788,020.93	3,055,763.52	2,400.15	226.6	-75.0	305.3	Y	DD	63.5
MTC- 68	788,085.53	3,055,794.79	2,400.86	223.6	-70.6	332.75	Y	DD	63.5

Drill Hole Name	Easting,(m) UTM	Northing,(m) UTM	Elevation, (m) ASL	Azim°	Dip°	Total Depth, (m)	Deviation Survey	DRILL TYPE	Size, (mm)
MTC- 70	788,195.17	3,055,794.93	2,351.66	222.2	-66.3	335.5	Y	DD	63.5
MTC- 74	788,020.20	3,055,800.80	2,387.80	224.3	-70.2	338.85	Y	DD	63.5
MTC- 75	787,966.32	3,055,783.32	2,396.56	221.4	-50.5	293.1	Y	DD	63.5
MTC- 78	788,107.10	3,055,704.52	2,354.54	221.5	-65.4	262.45	Y	DD	63.5
DFR- 01	787,906.19	3,055,676.42	2,428.87	165.2	-65.2	206	Y	RC	120
DFR- 02	787,926.01	3,055,694.41	2,430.17	158.0	-64.8	240	Y	RC	120
DFR- 03	787,952.55	3,055,715.31	2,421.35	165.5	-55.1	228	Y	RC	120
DFR- 04	787,964.70	3,055,743.23	2,413.73	160.5	-59.4	182	Y	RC	120
DFR- 05	787,915.51	3,055,653.44	2,420.36	160.3	-64.0	186	Y	RC	120
DFR- 06	787,988.07	3,055,753.12	2,404.05	159.5	-63.1	219	Y	RC	120
DFR- 07	788,010.16	3,055,765.04	2,400.73	160.0	-61.2	300	Y	RC	120
DFR- 08	788,034.90	3,055,774.44	2,398.91	163.1	-59.2	294	Y	RC	120
DFR- 09	787,939.88	3,055,672.53	2,419.17	167.2	-65.3	228	Y	RC	120
DFR- 10	788,042.70	3,055,753.17	2,390.58	157.1	-62.7	100	Y	RC	120
DFR- 11	788,028.54	3,055,788.50	2,393.16	157.7	-58.7	124	N	RC	120
DFR- 12	788,049.37	3,055,779.09	2,399.54	156.4	-60.7	154	Y	RC	120
DFR- 13	788,322.66	3,055,786.90	2,317.16	155.1	-58.0	267	Y	RC	120
DFR- 14	788,356.23	3,055,777.02	2,306.11	153.9	-59.6	270	Y	RC	120
DFR- 15	788,434.45	3,055,994.23	2,391.16	153.5	-59.7	272	Y	RC	120
DFR- 16	788,285.67	3,055,794.06	2,334.04	156.2	-60.2	286	Y	RC	120
DFR- 17	788,384.77	3,055,757.47	2,293.99	155.3	-59.1	246	Y	RC	120
DFR- 18	788,446.17	3,055,591.61	2,250.68	156.3	-59.7	262	Y	RC	120
DFR- 19	788,375.74	3,055,498.62	2,276.93	160.0	-60.0	186	Y	RC	120
DFR- 20	788,299.76	3,055,705.45	2,318.34	158.7	-58.5	74	Y	RC	120
LMR- 01	787,873.66	3,055,639.35	2,411.32	160.0	-60.0	78	N	RC	120
LMR- 08	787,860.44	3,055,665.17	2,425.31	155.3	-66.3	114	Y	RC	120
LMR- 09	787,875.79	3,055,685.00	2,433.40	151.8	-74.4	120	N	RC	120
MTR- 01	788,251.39	3,055,724.44	2,340.61	225.0	-55.0	92	N	RC	120
MTR- 02	788,304.23	3,055,705.28	2,315.81	205.0	-55.0	106	N	RC	120
MTR- 03	788,084.63	3,055,624.85	2,360.10	225.0	-65.0	86	N	RC	133
MTR- 05	788,181.98	3,055,614.39	2,324.89	225.0	-55.0	118	N	RC	133
MTR- 06	788,367.10	3,055,693.18	2,294.77	205.0	-50.0	124	N	RC	120
MTR- 07	788,375.64	3,055,747.95	2,292.50	205.0	-50.0	92	N	RC	120
MTR- 08	788,281.84	3,055,535.78	2,305.51	225.0	-60.0	44	N	RC	120
MTR- 09	787,940.92	3,055,677.70	2,419.06	225.0	-60.0	96	Y	RC	114
MTR- 10	787,974.15	3,055,673.77	2,400.20	225.0	-60.0	102	N	RC	114
MTR- 11	788,000.07	3,055,703.56	2,395.33	225.0	-60.0	182	N	RC	114
MTR- 12	788,094.62	3,055,649.91	2,346.56	225.0	-60.0	118	N	RC	114
MTR- 13	788,073.31	3,055,668.25	2,354.85	225.0	-60.0	128	N	RC	114
MTR- 14	788,102.19	3,055,608.83	2,358.22	225.0	-55.0	80	N	RC	114
MTR- 15	788,185.68	3,055,587.54	2,335.01	225.0	-60.0	74	N	RC	114
MTR- 16	788,233.95	3,055,586.16	2,308.56	225.0	-65.0	112	N	RC	114
MTR- 17	788,195.97	3,055,725.30	2,350.41	225.0	-70.0	246	N	RC	114
MTR- 18	787,879.39	3,055,688.88	2,433.16	225.0	-70.0	80	N	RC	114
MTR- 19	788,050.70	3,055,760.85	2,390.33	230.8	-75.0	294	Y	RC	114
MTR- 20	788,370.84	3,055,643.84	2,278.27	225.0	-70.0	198	N	RC	114
MTR- 21	788,232.08	3,055,653.06	2,314.76	225.0	-65.0	168	Y	RC	114
MTR- 22	787,888.35	3,055,664.91	2,421.83	160.0	-70.0	98	N	RC	120
MTR- 23	788,027.93	3,055,734.72	2,393.48	225.0	-55.0	178	Y	RC	120

Summary Of All Drill Collar Data, Carmen Area

Drill Hole Name	Easting,(m) UTM	Northing,(m) UTM	Elevation, (m) ASL	Azim°	Dip°	Total Depth, (m)	Deviation Survey	DRILL TYPE	Size, (mm)
MTR- 24	788,015.71	3,055,641.82	2,389.60	225.0	-60.0	66	Y	RC	120
MTR- 25	788,005.08	3,055,745.64	2,404.35	219.8	-55.0	204	Y	RC	120
MTR- 26	788,049.05	3,055,716.85	2,382.24	223.2	-55.0	156	Y	RC	120
MTR- 27	788,082.74	3,055,598.54	2,370.32	215.0	-55.0	60	N	RC	120
MTR- 28	787,994.04	3,055,654.09	2,396.39	225.0	-45.0	80	Y	RC	120
MTR- 29	788,010.07	3,055,714.58	2,394.93	225.0	-55.0	150	Y	RC	120
MTR- 30	788,062.14	3,055,610.96	2,375.49	225.0	-45.0	60	Y	RC	120
MTR- 31	788,037.81	3,055,628.87	2,381.61	225.0	-45.0	66	Y	RC	120
MTR- 32	788,362.90	3,055,485.68	2,283.64	225.0	-45.0	52	Y	RC	120
MTR- 33	788,342.28	3,055,505.49	2,288.15	225.0	-60.0	66	Y	RC	120
MTR- 34	788,267.66	3,055,546.62	2,303.37	225.0	-45.0	68	Y	RC	120
MTR- 35	788,247.32	3,055,557.35	2,304.22	225.0	-60.0	66	Y	RC	120
MTR- 36	788,196.72	3,055,646.95	2,312.56	225.0	-60.0	154	Y	RC	120
MTR- 37	788,214.48	3,055,630.77	2,307.14	225.0	-65.0	120	Y	RC	120
MTR- 38	788,316.06	3,055,516.00	2,300.51	225.0	-45.0	68	Y	RC	120
MTR- 39	788,295.97	3,055,535.76	2,300.39	225.0	-60.0	66	N	RC	120
MTR- 40	788,250.22	3,055,598.24	2,297.73	225.0	-65.0	130	N	RC	120
MTR- 41	788,232.27	3,055,585.37	2,308.79	225.0	-45.0	86	Y	RC	120
MTR- 42	788,049.59	3,055,718.31	2,382.16	213.2	-75.0	196	Y	RC	120
MTR- 43	788,028.42	3,055,736.08	2,393.66	228.1	-75.1	300	Y	RC	120
MTR- 44	788,005.75	3,055,747.98	2,404.35	224.7	-75.0	300	Y	RC	120
MTR- 45	788,028.91	3,055,776.84	2,398.36	226.8	-75.0	300	Y	RC	120
MTR- 46	788,070.14	3,055,744.34	2,378.98	218.0	-76.7	298	Y	RC	120
MTR- 47	788,194.76	3,055,722.96	2,350.56	225.0	-45.0	84	N	RC	120
MTR- 48	788,224.96	3,055,718.59	2,345.61	227.2	-66.6	114	Y	RC	120
MTR- 49	788,085.65	3,055,719.45	2,362.67	229.9	-70.2	206	Y	RC	120
MTR- 50	788,085.01	3,055,720.02	2,363.47	231.3	-45.0	170	Y	RC	120
MTR- 51	788,118.98	3,055,644.11	2,340.90	229.2	-64.7	124	Y	RC	120
MTR- 52	788,148.22	3,055,637.20	2,329.46	226.5	-58.3	118	Y	RC	120
MTR- 53	788,205.96	3,055,597.26	2,320.96	230.0	-65.8	110	N	RC	120
MTR- 54	788,370.65	3,055,516.24	2,278.23	224.4	-69.2	106	Y	RC	120
MTR- 55	788,173.38	3,055,632.86	2,320.52	219.6	-50.9	114	Y	RC	120
MTR- 56	788,311.83	3,055,599.38	2,288.81	226.0	-51.0	120	Y	RC	120
MTR- 57	788,319.23	3,055,703.93	2,313.15	225.0	-70.0	70	N	RC	120
MTR- 58	788,319.71	3,055,673.27	2,304.33	227.1	-55.3	240	Y	RC	120
MTR- 59	788,295.51	3,055,688.51	2,317.62	230.7	-56.0	204	Y	RC	120
MTR- 60	788,135.02	3,055,592.02	2,350.11	233.1	-70.6	74	Y	RC	120
MTR- 61	788,185.15	3,055,566.90	2,337.08	228.6	-54.6	70	Y	RC	120
MTR- 62	788,398.47	3,055,469.89	2,266.55	234.5	-65.1	80	Y	RC	120
MTR- 63	788,198.32	3,055,698.36	2,342.10	231.2	-61.1	64	N	RC	120
MTR- 64	788,022.36	3,055,692.56	2,382.27	225.6	-60.0	134	N	RC	120
MTR- 65	788,163.45	3,055,588.02	2,343.89	229.0	-55.4	78	Y	RC	120
MTR- 66	788,104.08	3,055,633.34	2,351.78	228.1	-64.7	98	Y	RC	120
MTR- 67	788,057.58	3,055,648.33	2,365.98	230.2	-59.0	96	Y	RC	120
MTR- 68	788,124.80	3,055,618.44	2,348.07	226.0	-54.6	100	Y	RC	120
MTR- 69	788,281.03	3,055,563.80	2,293.97	227.8	-44.0	84	Y	RC	120
MTR- 70	788,082.53	3,055,677.90	2,355.98	228.0	-65.9	156	N	RC	120
MTR- 71	788,243.70	3,055,635.51	2,305.17	234.6	-70.0	192	Y	RC	120
MTR- 72	788,269.68	3,055,618.77	2,300.59	233.3	-65.8	198	Y	RC	120

Drill Hole Name	Easting,(m) UTM	Northing,(m) UTM	Elevation, (m) ASL	Azim°	Dip°	Total Depth, (m)	Deviation Survey	DRILL TYPE	Size, (mm)
MTR- 73	788,201.16	3,055,627.17	2,310.69	225.3	-50.2	120	Y	RC	120
MTR- 74	788,004.77	3,055,672.72	2,387.28	225.0	-50.0	96	N	RC	120
MTR- 75	788,027.88	3,055,664.38	2,378.58	225.6	-49.5	90	Y	RC	120
MTR- 76	788,037.13	3,055,679.04	2,373.74	228.0	-50.0	102	Y	RC	120
MTR- 77	787,957.10	3,055,699.98	2,414.88	227.8	-55.4	120	Y	RC	120
MTR- 78	788,020.86	3,055,691.68	2,382.17	223.6	-51.3	126	Y	RC	120
MTR- 79	788,074.65	3,055,640.84	2,354.36	227.7	-65.7	80	N	RC	120
MTR- 80	788,146.50	3,055,639.85	2,330.86	225.0	-55.0	102	N	RC	120
MTR- 81	788,217.50	3,055,607.27	2,311.98	227.3	-64.8	126	Y	RC	120
MTR- 82	788,133.22	3,055,661.40	2,331.68	231.4	-65.7	117	Y	RC	120
MTR- 83	787,985.65	3,055,729.15	2,411.64	224.2	-60.3	208	N	RC	120
MTR- 84	787,924.84	3,055,667.35	2,424.38	228.7	-61.4	152	Y	RC	120
MTR- 85	787,969.77	3,055,714.95	2,412.81	224.9	-60.0	230	Y	RC	120
MTR- 86	788,084.32	3,055,613.96	2,365.53	223.7	-64.9	96	Y	RC	120
MTR- 87	788,065.97	3,055,630.26	2,364.54	227.0	-54.5	96	N	RC	120
MTR- 88	788,005.27	3,055,639.85	2,396.40	229.1	-60.1	72	N	RC	120
MTR- 89	787,975.87	3,055,645.43	2,408.45	228.1	-51.1	78	N	RC	120
MTR- 90	787,958.57	3,055,663.82	2,410.12	235.2	-59.3	90	Y	RC	120
MTR- 91	788,061.18	3,055,730.95	2,379.15	228.6	-60.2	216	Y	RC	120
MTR- 92	788,064.41	3,055,698.13	2,372.27	225.0	-50.0	174	N	RC	120
MTR- 93	788,107.63	3,055,743.30	2,371.68	227.7	-49.5	216	N	RC	120
MTR- 94	788,024.71	3,055,730.48	2,393.97	230.6	-59.0	220	Y	RC	120
MTR- 95	788,058.32	3,055,764.01	2,390.48	226.6	-59.7	308	Y	RC	120
MTR- 96	788,106.40	3,055,671.37	2,344.00	223.5	-58.7	144	Y	RC	120
MTR- 97	788,134.65	3,055,628.30	2,341.40	228.4	-55.0	120	N	RC	120
MTR- 98	788,098.09	3,055,699.16	2,355.89	227.2	-64.4	192	Y	RC	120
MTR- 99	788,157.91	3,055,762.19	2,363.74	229.9	-59.9	294	Y	RC	120
MTR-100	788,131.33	3,055,780.66	2,378.05	225.0	-59.9	258	Y	RC	120
MTR-101	788,143.88	3,055,672.00	2,333.81	223.1	-70.6	196	Y	RC	120
MTR-102	788,155.94	3,055,613.72	2,333.14	226.5	-58.6	102	Y	RC	120
MTR-103	788,115.43	3,055,798.41	2,390.61	225.4	-59.2	300	N	RC	120
MTR-104	788,156.29	3,055,580.03	2,348.69	227.9	-51.9	82	Y	RC	120
MTR-105	788,175.78	3,055,599.27	2,334.17	231.3	-56.0	118	Y	RC	120
MTR-106	788,296.95	3,055,713.78	2,319.39	227.3	-61.8	242	Y	RC	120
MTR-107	788,203.41	3,055,799.83	2,348.99	232.7	-58.5	198	Y	RC	120
MTR-108	788,214.50	3,055,787.15	2,345.59	226.2	-59.9	210	Y	RC	120
MTR-109	788,159.24	3,055,652.99	2,322.77	222.7	-61.1	150	Y	RC	120
MTR-110	788,063.70	3,055,647.23	2,363.51	229.7	-66.7	112	Y	RC	120
MTR-111	788,217.02	3,055,634.88	2,307.48	222.9	-69.3	102	Y	RC	120
MTR-112	788,207.89	3,055,630.63	2,307.61	223.2	-59.8	150	Y	RC	120
MTR-113	788,313.71	3,055,696.27	2,312.93	223.8	-55.1	294	Y	RC	120
MTR-114	788,045.23	3,055,669.79	2,367.82	223.6	-54.9	118	Y	RC	120
MTR-115	788,041.05	3,055,684.29	2,372.79	223.0	-55.4	142	Y	RC	120
MTR-116	788,310.83	3,055,710.32	2,314.12	224.5	-60.3	293	Y	RC	120
MTR-117	788,203.82	3,055,637.95	2,308.08	226.8	-64.1	160	Y	RC	120
MTR-118	788,222.79	3,055,622.34	2,304.38	223.7	-65.3	80	Y	RC	120
MTR-119	788,026.13	3,055,684.66	2,380.64	224.5	-55.4	124	Y	RC	120
MTR-120	788,083.55	3,055,630.53	2,355.88	223.2	-65.7	68	Y	RC	120
MTR-121	788,223.00	3,055,662.05	2,320.73	216.0	-65.6	118	Y	RC	120

Drill Hole Name	Easting,(m) UTM	Northing,(m) UTM	Elevation, (m) ASL	Azim°	Dip°	Total Depth, (m)	Deviation Survey	DRILL TYPE	Size, (mm)
MTR-122	788,239.84	3,055,661.85	2,321.44	223.4	-64.6	210	Y	RC	120
MTR-123	788,228.19	3,055,616.57	2,302.67	227.3	-71.7	166	Y	RC	120
MTR-124	788,189.29	3,055,716.86	2,350.49	228.9	-71.2	300	Y	RC	120
MTR-125	788,216.50	3,055,674.69	2,329.55	222.6	-61.4	202	Y	RC	120
MTR-126	788,112.72	3,055,679.14	2,344.41	228.3	-60.4	172	Y	RC	120
MTR-127	788,107.69	3,055,789.11	2,391.16	225.7	-60.0	310	Y	RC	120
MTR-128	788,257.87	3,055,610.35	2,296.14	222.4	-70.1	205	Y	RC	120
MTR-129	788,152.59	3,055,752.12	2,361.56	224.1	-60.4	298	Y	RC	120
MTR-130	788,330.80	3,055,684.24	2,305.26	224.9	-59.8	276	Y	RC	120
MTR-131	788,377.27	3,055,660.61	2,282.86	221.3	-69.9	224	Y	RC	120
MTR-132	788,359.72	3,055,637.48	2,278.71	229.0	-70.2	196	Y	RC	120
MTR-133	788,185.32	3,055,643.02	2,313.22	221.5	-56.5	150	Y	RC	120
MTR-134	788,134.98	3,055,592.25	2,348.38	225.0	-45.0	31	N	RC	120
MTR-135	788,258.45	3,055,575.53	2,299.26	224.2	-60.8	118	Y	RC	120
MTR-136	787,986.10	3,055,685.33	2,396.51	224.0	-60.2	168	Y	RC	120
MTR-137	788,289.44	3,055,572.37	2,288.77	223.6	-50.7	118	Y	RC	120
MTR-138	788,119.27	3,055,687.23	2,343.66	223.9	-61.8	190	Y	RC	120
MTR-139	788,202.83	3,055,590.67	2,324.76	225.4	-63.2	130	Y	RC	120
MTR-140	788,361.42	3,055,675.21	2,293.50	226.9	-70.3	208	Y	RC	120
MTR-141	788,215.04	3,055,566.52	2,320.67	221.7	-53.8	100	Y	RC	120
MTR-142	788,232.87	3,055,547.15	2,310.57	224.5	-58.4	118	Y	RC	120
MTR-143	788,388.26	3,055,633.85	2,271.12	225.8	-69.5	192	Y	RC	120
MTR-144	788,348.10	3,055,522.88	2,284.50	224.4	-61.1	120	Y	RC	120
MTR-145	788,358.11	3,055,498.59	2,284.11	222.5	-72.7	96	N	RC	120
MTR-146	788,175.56	3,055,675.50	2,329.66	220.8	-59.3	202	Y	RC	120
MTR-147	788,130.73	3,055,728.09	2,362.53	221.5	-64.2	240	Y	RC	120
MTR-148	788,253.16	3,055,673.45	2,329.03	222.3	-66.1	232	Y	RC	120
MTR-149	788,204.69	3,055,734.55	2,348.95	226.0	-69.8	218	Y	RC	120
MTR-150	788,326.97	3,055,538.15	2,291.32	223.9	-45.2	130	Y	RC	120
MTR-151	788,303.90	3,055,551.93	2,292.11	223.3	-60.5	130	Y	RC	120
MTR-152	788,338.10	3,055,692.59	2,305.76	226.1	-65.2	258	Y	RC	120
MTR-153	788,127.55	3,055,696.81	2,347.99	222.9	-60.2	208	Y	RC	120
MTR-154	788,156.69	3,055,682.43	2,336.71	221.0	-69.9	234	Y	RC	120
MTR-155	788,138.92	3,055,710.57	2,353.58	221.7	-66.4	216	Y	RC	120
MTR-156	788,000.40	3,055,741.32	2,406.21	225.2	-68.4	264	Y	RC	120
MTR-157	788,298.66	3,055,756.68	2,329.93	224.5	-60.3	252	Y	RC	120
MTR-158	788,222.58	3,055,681.25	2,332.66	224.4	-63.6	246	Y	RC	120
MTR-159	788,171.77	3,055,698.72	2,339.00	221.3	-70.4	211	Y	RC	120
MTR-160	788,283.03	3,055,772.97	2,335.98	222.4	-59.0	260	Y	RC	120
MTR-161	787,987.69	3,055,764.13	2,400.74	220.1	-60.2	264	Y	RC	120
MTR-162	788,168.26	3,055,769.74	2,364.43	216.9	-59.1	238	Y	RC	120
MTR-163	788,094.85	3,055,729.86	2,366.68	221.9	-75.4	240	Y	RC	120
MTR-164	788,312.51	3,055,739.39	2,319.83	221.6	-60.0	250	Y	RC	120
MTR-165	788,016.58	3,055,757.36	2,401.60	217.7	-70.4	276	Y	RC	120
MTR-166	788,110.99	3,055,746.44	2,371.64	221.8	-68.9	260	Y	RC	120
MTR-167	788,193.09	3,055,686.31	2,333.79	228.6	-60.3	190	Y	RC	120
MTR-168	787,970.19	3,055,779.49	2,397.61	215.3	-60.3	264	Y	RC	120
MTR-169	788,238.89	3,055,735.67	2,341.64	219.7	-68.8	276	Y	RC	120
MTR-170	788,151.50	3,055,721.76	2,353.74	226.2	-65.4	226	Y	RC	120

APPENDIX A
Summary Of All Drill Collar Data, Carmen Area

Drill Hole Name	Easting,(m) UTM	Northing,(m) UTM	Elevation, (m) ASL	Azim°	Dip°	Total Depth, (m)	Deviation Survey	DRILL TYPE	Size, (mm)
MTR-171	788,104.82	3,055,703.65	2,354.89	232.0	-70.5	242	Y	RC	120
MTR-172	787,966.52	3,055,737.71	2,413.34	218.4	-60.0	276	Y	RC	120
MTR-173	787,948.14	3,055,795.58	2,396.38	220.3	-58.6	276	Y	RC	120
MTR-174	788,122.44	3,055,758.16	2,372.27	223.7	-69.5	250	Y	RC	120
MTR-175	788,317.59	3,055,600.19	2,288.40	228.2	-63.9	174	Y	RC	120
MTR-176	787,926.49	3,055,813.22	2,397.96	224.3	-60.0	202	Y	RC	120
MTR-177	788,008.03	3,055,785.99	2,391.58	220.6	-59.9	270	Y	RC	120
MTR-178	788,165.61	3,055,731.67	2,353.81	228.3	-65.9	280	Y	RC	120
MTR-179	788,294.78	3,055,708.35	2,320.32	230.2	-45.5	100	Y	RC	120
MTR-180	787,891.77	3,055,806.45	2,413.55	218.3	-59.3	186	Y	RC	120
MTR-181	788,309.22	3,055,555.16	2,293.32	234.7	-70.3	140	Y	RC	120
MTR-182	788,313.46	3,055,773.79	2,323.28	224.3	-60.2	230	Y	RC	120
MTR-183	787,991.24	3,055,801.43	2,380.61	223.4	-58.6	296	Y	RC	120
MTR-184	787,935.11	3,055,717.98	2,429.97	225.8	-56.2	172	Y	RC	120
MTR-185	787,924.50	3,055,699.89	2,430.47	225.2	-55.8	142	Y	RC	120
MTR-186	788,247.68	3,055,707.28	2,341.25	225.2	-63.6	301	Y	RC	120
MTR-187	787,908.48	3,055,791.14	2,414.49	223.3	-60.8	256	Y	RC	120
MTR-188	787,948.02	3,055,762.51	2,414.80	225.1	-60.9	232	Y	RC	120
MTR-189	787,925.53	3,055,774.08	2,417.56	224.9	-60.3	268	Y	RC	120
MTR-190	787,906.88	3,055,682.17	2,430.74	220.5	-60.0	132	Y	RC	120
MTR-191	787,928.39	3,055,744.11	2,433.15	227.4	-53.6	182	Y	RC	120
MTR-192	787,909.89	3,055,760.45	2,432.70	225.8	-64.5	208	Y	RC	120
MTR-193	788,327.25	3,055,717.90	2,310.23	223.8	-64.7	270	Y	RC	120
MTR-194	787,889.67	3,055,773.86	2,432.39	224.2	-61.4	214	Y	RC	120
MTR-195	787,859.29	3,055,774.72	2,433.42	232.1	-61.4	218	Y	RC	120
MTR-196	788,179.57	3,055,744.96	2,356.94	223.7	-64.3	296	Y	RC	120
MTR-197	788,552.62	3,055,907.74	2,397.36	221.6	-59.9	174	Y	RC	120
MTR-198	788,439.53	3,055,617.65	2,254.08	228.9	-60.0	180	Y	RC	120
MTR-199	788,439.55	3,055,579.95	2,247.48	225.7	-60.7	186	Y	RC	120
MTR-200	788,527.25	3,055,925.27	2,396.97	221.0	-59.6	240	Y	RC	120
MTR-201	788,637.94	3,055,783.44	2,391.62	216.8	-56.7	156	Y	RC	120
MTR-202	788,423.66	3,055,673.81	2,273.78	224.2	-61.3	250	Y	RC	120
MTR-203	788,432.55	3,055,655.21	2,267.62	217.1	-61.4	244	Y	RC	120
MTR-204	788,517.88	3,055,950.55	2,394.12	222.8	-59.9	210	Y	RC	120
MTR-205	788,496.27	3,055,961.74	2,390.22	220.4	-59.5	240	Y	RC	120
MTR-206	788,420.09	3,055,700.28	2,281.97	226.3	-60.3	250	Y	RC	120
MTR-207	788,419.60	3,055,735.23	2,292.69	228.2	-60.2	260	Y	RC	120
MTR-208	788,471.28	3,055,966.75	2,388.03	219.8	-60.2	246	Y	RC	120
MTR-209	788,397.47	3,055,754.78	2,292.52	224.1	-60.0	250	Y	RC	120
MTR-210	787,861.11	3,055,708.33	2,447.91	222.6	-60.1	196	Y	RC	120
MTR-211	788,568.30	3,055,886.21	2,396.23	219.2	-60.6	216	Y	RC	120
MTR-212	788,588.32	3,055,871.25	2,394.73	227.0	-60.7	233	Y	RC	120
MTR-213	788,450.99	3,055,982.54	2,388.45	221.5	-59.5	222	Y	RC	120
MTR-214	787,905.83	3,055,717.17	2,446.14	227.6	-61.6	214	Y	RC	120
MTR-215	787,836.51	3,055,711.09	2,448.05	224.6	-60.7	196	Y	RC	120
MTR-216	787,807.42	3,055,690.59	2,450.16	232.7	-59.5	166	Y	RC	120
MTR-217	788,611.84	3,055,857.79	2,394.92	221.4	-59.9	228	Y	RC	120
MTR-218	788,627.05	3,055,837.26	2,394.47	219.7	-60.6	258	Y	RC	120
MTR-219	788,458.19	3,055,563.58	2,244.63	221.7	-60.1	184	Y	RC	120

Drill Hole Name	Easting,(m) UTM	Northing,(m) UTM	Elevation, (m) ASL	Azim°	Dip°	Total Depth, (m)	Deviation Survey	DRILL TYPE	Size, (mm)
MTR-220	788,452.08	3,055,627.57	2,263.01	224.2	-60.3	226	Y	RC	120
MTR-221	788,461.23	3,055,604.15	2,262.00	224.2	-59.8	234	Y	RC	120
MTR-222	788,505.61	3,055,887.70	2,379.02	221.4	-64.0	246	Y	RC	120
MTR-223	788,479.94	3,055,933.72	2,386.23	225.0	-59.8	212	Y	RC	120
MTR-224	788,390.59	3,055,777.07	2,299.22	224.7	-60.8	268	Y	RC	120
MTR-225	788,445.50	3,055,697.07	2,282.44	225.6	-59.3	186	Y	RC	120
MTR-226	788,503.66	3,055,921.84	2,391.48	223.2	-60.1	252	Y	RC	120
MTR-227	788,441.15	3,055,970.15	2,394.53	224.2	-59.9	228	Y	RC	120
MTR-228	788,457.69	3,055,950.42	2,392.05	221.4	-60.3	198	Y	RC	120
MTR-229	788,440.18	3,055,723.16	2,292.49	220.5	-60.0	234	Y	RC	120
MTR-230	788,371.21	3,055,796.85	2,305.77	228.4	-60.0	294	Y	RC	120
MTR-231	788,525.63	3,055,878.67	2,377.97	217.2	-58.9	154	Y	RC	120
MTR-232	788,423.15	3,055,984.91	2,394.76	216.7	-59.6	204	Y	RC	120
MTR-233	788,357.15	3,055,813.84	2,316.44	225.8	-59.5	248	Y	RC	120
MTR-234	788,473.37	3,055,541.22	2,239.45	225.0	-60.0	172	N	RC	120
MTR-235	788,486.60	3,055,517.67	2,236.69	220.5	-59.0	188	Y	RC	120
MTR-236	788,318.68	3,055,530.95	2,295.62	229.7	-70.3	154	Y	RC	120
MTR-237	788,341.22	3,055,829.20	2,329.06	220.8	-59.6	270	Y	RC	120
MTR-238	788,468.94	3,055,918.42	2,379.00	222.9	-60.7	240	Y	RC	120
MTR-239	788,355.27	3,055,524.47	2,280.71	227.2	-70.8	132	Y	RC	120
MTR-240	788,443.52	3,055,935.24	2,384.93	219.5	-59.7	256	Y	RC	120
MTR-241	788,316.31	3,055,563.68	2,285.09	217.4	-75.5	154	Y	RC	120
MTR-242	788,403.53	3,056,002.92	2,390.64	217.7	-59.6	210	Y	RC	120
MTR-243	788,461.59	3,055,746.35	2,303.26	222.3	-60.0	262	Y	RC	120
MTR-244	788,410.16	3,055,482.35	2,258.81	222.0	-66.3	108	Y	RC	120
MTR-245	788,393.32	3,055,497.82	2,268.76	220.9	-50.0	92	Y	RC	120
MTR-246	788,482.51	3,055,622.95	2,275.56	225.0	-62.2	249	Y	RC	120
MTR-247	788,480.90	3,055,903.42	2,378.50	225.0	-60.0	86	N	RC	120
MTR-248	788,387.52	3,055,817.28	2,313.84	228.2	-59.3	288	Y	RC	120
MTR-249	788,350.58	3,055,772.34	2,303.81	220.5	-58.9	264	Y	RC	120
MTR-250	788,444.04	3,055,753.66	2,304.62	220.5	-57.9	264	Y	RC	120
MTR-251	788,421.28	3,055,774.16	2,304.47	221.4	-60.6	264	Y	RC	120
MTR-252	788,459.68	3,055,672.59	2,279.10	221.4	-59.9	244	Y	RC	120
MTR-253	788,474.10	3,055,584.38	2,257.28	224.3	-63.9	232	Y	RC	120
MTR-254	788,491.66	3,055,563.90	2,255.71	221.1	-60.8	252	Y	RC	120
MTR-255	788,498.68	3,055,539.62	2,248.56	223.6	-60.7	240	Y	RC	120
MTR-256	788,321.01	3,055,883.61	2,360.37	224.8	-60.3	300	Y	RC	120
MTR-257	788,324.65	3,055,857.90	2,346.86	226.8	-59.3	300	Y	RC	120
MTR-258	788,394.49	3,055,778.74	2,299.10	221.7	-69.3	240	Y	RC	120
MTR-259	788,457.66	3,055,990.99	2,384.63	227.6	-64.2	264	Y	RC	120
MTR-260	788,476.39	3,055,972.84	2,386.99	224.3	-69.5	282	Y	RC	120
MTR-261	788,420.51	3,055,496.39	2,253.72	231.4	-65.5	189	Y	RC	120
MTR-262	788,510.55	3,055,971.66	2,393.21	222.6	-65.5	270	Y	RC	120
MTR-263	788,519.37	3,055,942.18	2,394.39	224.9	-70.0	276	Y	RC	120
MTR-264	788,348.57	3,055,838.79	2,329.11	224.7	-64.5	304	Y	RC	120
MTR-265	788,401.28	3,055,506.91	2,263.09	226.2	-56.5	150	Y	RC	120
MTR-266	788,435.81	3,055,513.34	2,243.47	225.2	-66.7	174	Y	RC	120
MTR-267	788,414.15	3,055,520.79	2,253.16	225.7	-56.8	150	Y	RC	120
MTR-268	788,328.54	3,055,816.06	2,327.92	225.8	-58.7	300	Y	RC	120

Drill Hole Name	Easting,(m) UTM	Northing,(m) UTM	Elevation, (m) ASL	Azim°	Dip°	Total Depth, (m)	Deviation Survey	DRILL TYPE	Size, (mm)
MTR-269	788,334.65	3,055,730.10	2,308.83	223.6	-69.4	260	Y	RC	120
MTR-270	788,361.23	3,055,674.39	2,293.38	227.1	-56.1	240	Y	RC	120
MTR-271	788,389.37	3,055,635.81	2,271.02	224.1	-61.4	217	Y	RC	120
MTR-272	788,321.69	3,055,752.58	2,318.59	225.2	-64.6	272	Y	RC	120
MTR-273	788,630.44	3,055,841.74	2,395.03	228.1	-69.7	246	Y	RC	120
MTR-274	788,644.15	3,055,819.73	2,395.70	220.8	-59.6	262	Y	RC	120
MTR-275	788,441.95	3,055,618.35	2,255.96	222.0	-49.2	228	Y	RC	120
MTR-276	788,350.12	3,055,707.37	2,305.62	218.5	-64.5	280	Y	RC	120
MTR-277	788,319.78	3,055,780.74	2,317.17	225.0	-65.0	36	N	RC	120
MTR-278	788,457.56	3,055,778.05	2,316.44	223.0	-64.6	256	Y	RC	120
MTR-279	788,444.45	3,055,899.10	2,368.26	220.9	-64.1	230	Y	RC	120
MTR-280	788,521.29	3,055,945.03	2,395.47	222.1	-65.0	304	Y	RC	120
MTR-281	788,320.95	3,055,788.74	2,317.27	225.0	-65.0	272	N	RC	120
MTR-282	788,439.87	3,055,792.01	2,316.58	220.6	-65.1	282	Y	RC	120
MTR-283	788,485.60	3,055,594.66	2,264.51	216.8	-70.2	306	Y	RC	120
MTR-284	788,462.04	3,055,715.75	2,290.87	221.4	-64.9	238	Y	RC	120
MTR-285	788,375.33	3,055,756.13	2,294.05	217.8	-64.3	220	Y	RC	120
MTR-286	788,378.09	3,055,694.42	2,287.81	219.6	-69.2	213	Y	RC	120
MTR-287	788,605.20	3,055,814.42	2,373.67	219.4	-59.5	234	Y	RC	120
MTR-288	788,517.32	3,055,907.31	2,390.89	224.3	-70.6	231	Y	RC	120
MTR-289	788,472.44	3,055,433.89	2,223.48	225.8	-50.2	154	Y	RC	120
MTR-290	788,439.29	3,055,469.67	2,241.34	221.2	-64.5	140	Y	RC	120
MTR-291	788,476.90	3,055,469.86	2,225.07	222.0	-48.9	180	Y	RC	120
MTR-292	788,470.94	3,055,755.45	2,304.38	224.1	-62.2	258	Y	RC	120
MTR-293	788,495.96	3,055,386.54	2,222.10	222.5	-50.4	132	Y	RC	120
MTR-294	788,485.97	3,055,414.18	2,222.67	224.7	-50.1	156	Y	RC	120
MTR-295	788,449.93	3,055,484.05	2,235.70	223.5	-66.2	170	Y	RC	120
MTR-296	788,475.55	3,055,689.50	2,289.78	222.2	-64.5	206	Y	RC	120
MTR-297	788,190.10	3,055,755.27	2,353.61	222.4	-70.1	322	Y	RC	120
MTR-298	788,219.58	3,055,747.32	2,344.73	222.9	-70.1	300	Y	RC	120
MTR-299	788,230.52	3,055,796.49	2,347.37	219.6	-65.8	330	Y	RC	120
MTR-300	788,503.18	3,055,857.72	2,363.17	217.4	-69.1	248	Y	RC	120
MTR-301	788,295.32	3,055,787.22	2,329.75	224.5	-60.2	330	Y	RC	120
MTR-302	788,474.27	3,055,864.97	2,360.63	237.7	-70.7	330	Y	RC	120
MTR-303	788,245.03	3,055,813.35	2,353.85	225.0	-64.2	350	Y	RC	120
MTR-304	788,215.23	3,055,706.98	2,344.35	221.4	-69.2	289	Y	RC	120
MTR-305	788,338.49	3,055,871.69	2,348.00	230.0	-63.4	308	Y	RC	120
MTR-306	788,494.11	3,055,634.08	2,283.44	228.2	-69.5	260	Y	RC	120
MTR-307	788,556.00	3,055,908.03	2,397.22	229.8	-75.6	300	Y	RC	120
MTR-308	788,489.52	3,055,416.79	2,222.73	227.5	-48.4	144	Y	RC	120
MTR-309	788,360.82	3,055,818.69	2,316.23	223.4	-69.8	282	Y	RC	120
MTR-310	788,233.21	3,055,763.42	2,340.25	221.8	-68.8	332	Y	RC	120
MTR-311	788,436.34	3,055,471.06	2,242.07	225.4	-48.3	150	Y	RC	120
MTR-312	788,496.23	3,055,498.49	2,235.51	223.0	-54.3	206	Y	RC	120
MTR-313	788,461.93	3,055,816.49	2,335.24	223.4	-69.0	342	Y	RC	120
MTR-314	788,481.39	3,055,805.78	2,334.60	225.6	-63.0	337	Y	RC	120
MTR-315	788,505.28	3,055,472.63	2,230.62	227.6	-53.0	230	Y	RC	120
MTR-316	788,461.25	3,055,566.88	2,247.13	223.5	-44.7	208	Y	RC	120
MTR-317	788,523.52	3,055,986.33	2,394.97	229.6	-71.5	300	Y	RC	120

Drill Hole Name	Easting,(m) UTM	Northing,(m) UTM	Elevation, (m) ASL	Azim°	Dip°	Total Depth, (m)	Deviation Survey	DRILL TYPE	Size, (mm)
MTR-318	787,923.38	3,055,667.84	2,423.76	221.5	-44.6	80	Y	RC	120
MTR-319	788,515.72	3,055,554.74	2,258.71	226.8	-65.1	300	Y	RC	120
MTR-320	788,510.22	3,055,579.19	2,267.36	226.8	-65.1	322	Y	RC	120
MTR-321	787,955.39	3,055,661.44	2,409.87	228.9	-44.9	90	Y	RC	120
MTR-322	788,258.58	3,055,574.96	2,298.95	230.9	-80.8	254	Y	RC	120
MTR-323	788,467.46	3,055,646.11	2,276.08	222.6	-64.2	302	Y	RC	120
MTR-324	788,509.89	3,055,649.72	2,289.01	223.5	-69.1	314	Y	RC	120
MTR-325	788,071.18	3,055,778.46	2,394.41	220.5	-75.7	336	Y	RC	120
MTR-326	788,142.43	3,055,775.23	2,371.87	228.7	-71.2	300	Y	RC	120
MTR-327	788,411.34	3,055,799.28	2,310.24	223.2	-69.4	314	Y	RC	120
MTR-328	788,492.95	3,055,599.97	2,268.65	223.3	-74.9	350	Y	RC	120
MTR-329	788,083.22	3,055,755.14	2,378.83	227.6	-79.2	330	Y	RC	120
MTR-330	788,482.24	3,055,979.16	2,387.37	224.6	-75.0	270	Y	RC	120
MTR-331	788,243.32	3,055,774.31	2,340.92	220.9	-68.9	350	Y	RC	120
MTR-332	788,353.96	3,055,741.66	2,303.34	223.1	-68.6	330	Y	RC	120
MTR-333	787,815.90	3,055,878.97	2,376.84	225.3	-60.1	264	Y	RC	120
MTR-334	788,330.14	3,055,893.25	2,360.71	226.0	-64.7	320	Y	RC	120
MTR-335	788,190.36	3,055,789.48	2,353.75	222.9	-60.0	330	Y	RC	120
MTR-336	788,210.85	3,055,704.81	2,343.86	225.0	-65.0	92	N	RC	120
MTR-337	788,251.59	3,055,820.76	2,354.44	221.1	-68.5	317	Y	RC	120
MTR-338	788,213.57	3,055,705.44	2,344.00	219.4	-64.1	300	Y	RC	120
MTR-339	788,370.14	3,055,724.80	2,291.77	226.1	-65.1	286	Y	RC	120
MTR-340	788,358.03	3,055,856.86	2,332.82	221.7	-68.5	300	Y	RC	120
MTR-341	788,503.27	3,055,502.31	2,237.57	224.6	-65.8	233	Y	RC	120
MTR-342	788,489.25	3,055,665.62	2,287.67	226.4	-70.4	258	Y	RC	120
MTR-343	788,517.73	3,055,482.31	2,236.32	227.8	-59.7	252	Y	RC	120
MTR-344	788,381.23	3,055,839.82	2,322.95	222.6	-67.5	302	Y	RC	120
MTR-345	788,207.61	3,055,497.45	2,338.27	224.4	-58.3	250	Y	RC	120
MTR-346	787,838.90	3,055,877.24	2,377.69	270.3	-59.6	276	Y	RC	120
MTR-347	788,426.70	3,055,816.34	2,321.29	223.3	-69.4	350	Y	RC	120
MTR-348	788,537.04	3,055,500.61	2,243.11	224.7	-58.4	270	Y	RC	120
MTR-349	788,534.02	3,055,599.48	2,287.01	222.7	-64.8	344	Y	RC	120
MTR-350	788,402.63	3,055,825.34	2,320.83	226.7	-65.9	350	Y	RC	120
MTR-351	788,488.66	3,055,839.19	2,353.09	219.9	-69.3	350	Y	RC	120
MTR-352	788,484.30	3,055,765.45	2,312.43	224.4	-65.9	338	Y	RC	120
MTR-353	788,537.59	3,055,466.23	2,241.26	228.1	-60.2	258	Y	RC	120
MTR-354	788,262.92	3,055,793.30	2,342.90	222.3	-70.0	350	Y	RC	120
MTR-355	788,520.16	3,055,522.43	2,246.93	224.4	-64.3	238	Y	RC	120
MTR-356	788,504.80	3,055,824.60	2,347.40	219.6	-64.9	350	Y	RC	120
MTR-357	788,482.73	3,055,727.29	2,299.55	218.7	-70.1	304	Y	RC	120
MTR-358	788,493.64	3,055,704.03	2,299.69	222.2	-64.2	273	Y	RC	120
MTR-359	788,443.86	3,055,865.04	2,350.81	227.3	-64.6	350	Y	RC	120
MTR-360	788,425.21	3,055,988.93	2,392.99	221.4	-70.5	231	Y	RC	120
MTR-361	788,057.28	3,055,653.41	2,362.63	222.1	-45.3	120	Y	RC	120
MTR-362	788,007.68	3,055,640.19	2,393.28	230.1	-43.9	74	Y	RC	120
MTR-363	788,418.36	3,055,627.79	2,258.70	224.0	-64.6	264	Y	RC	120
MTR-364	788,517.79	3,055,374.36	2,220.62	224.7	-45.3	156	Y	RC	120
MTR-365	788,511.22	3,055,684.92	2,302.20	223.2	-70.3	276	Y	RC	120
MTR-366	788,526.40	3,055,665.48	2,302.23	216.8	-73.7	306	Y	RC	120

APPENDIX A
Summary Of All Drill Collar Data, Carmen Area

Drill Hole Name	Easting,(m) UTM	Northing,(m) UTM	Elevation, (m) ASL	Azim°	Dip°	Total Depth, (m)	Deviation Survey	DRILL TYPE	Size, (mm)
MTR-367	788,533.07	3,055,353.79	2,216.72	221.3	-44.1	180	Y	RC	120
MTR-368	788,419.95	3,055,877.31	2,351.00	225.0	-70.9	348	Y	RC	120
MTR-369	788,535.26	3,055,571.40	2,272.24	234.1	-69.2	346	Y	RC	120
MTR-370	788,543.63	3,055,327.17	2,211.33	223.2	-44.3	204	Y	RC	120
MTR-371	788,019.05	3,055,799.14	2,388.03	225.5	-70.1	350	Y	RC	120
MTR-372	788,397.98	3,055,855.43	2,333.59	230.4	-69.4	294	Y	RC	120
MTR-373	788,214.47	3,055,816.10	2,351.92	223.5	-59.6	350	Y	RC	120
MTR-374	788,343.55	3,055,622.04	2,286.27	225.2	-70.0	270	Y	RC	120
MTR-375	788,289.53	3,055,605.32	2,292.37	233.0	-75.2	220	Y	RC	120
MTR-376	788,154.04	3,055,791.63	2,370.26	224.5	-74.4	282	Y	RC	120
MTR-377	788,272.13	3,055,838.06	2,351.63	222.4	-69.6	350	Y	RC	120
MTR-378	788,372.74	3,055,864.66	2,332.88	219.2	-74.9	272	Y	RC	120
MTR-379	788,330.69	3,055,605.77	2,287.63	226.8	-69.1	249	Y	RC	120
MTR-380	788,004.22	3,055,815.38	2,378.52	222.6	-66.1	350	Y	RC	120
MTR-381	787,971.13	3,055,816.88	2,378.38	219.2	-65.0	350	Y	RC	120
MTR-382	788,254.06	3,055,538.69	2,307.56	223.5	-44.9	186	Y	RC	120
MTR-383	788,507.44	3,055,438.61	2,223.81	229.4	-59.9	223	Y	RC	120
MTR-384	788,403.18	3,055,612.49	2,258.55	218.1	-62.0	256	Y	RC	120
MTR-385	787,953.61	3,055,836.10	2,378.63	228.4	-60.3	344	Y	RC	120
MTR-386	788,516.66	3,055,620.42	2,287.55	221.4	-75.9	264	Y	RC	120
MTR-387	788,512.47	3,055,723.72	2,313.77	220.2	-66.2	255	Y	RC	120
MTR-388	788,502.36	3,055,748.81	2,313.29	221.1	-69.1	278	Y	RC	120
MTR-389	788,386.44	3,055,528.82	2,264.96	233.1	-70.0	180	Y	RC	120
MTR-390	787,951.92	3,055,730.75	2,420.70	228.0	-59.5	222	Y	RC	120
MTR-391	788,354.66	3,055,602.10	2,282.38	227.1	-70.3	240	Y	RC	120
MTR-392	788,542.06	3,055,931.23	2,400.82	224.9	-69.6	350	Y	RC	120
MTR-393	788,451.89	3,055,838.02	2,342.22	221.8	-70.0	306	Y	RC	120
MTR-394	788,037.81	3,055,741.69	2,390.93	218.4	-64.3	192	Y	RC	120
MTR-395	788,527.37	3,055,703.01	2,313.48	219.3	-69.7	277	Y	RC	120
MTR-396	788,082.74	3,055,786.86	2,394.55	224.8	-70.0	350	Y	RC	120
MTR-397	788,542.82	3,055,682.96	2,314.02	222.0	-75.2	282	Y	RC	120
MTR-398	788,524.13	3,055,839.48	2,357.87	225.6	-69.1	330	Y	RC	120
MTR-399	788,282.67	3,055,635.87	2,311.83	232.1	-69.3	240	Y	RC	120
MTR-400	788,330.88	3,055,647.73	2,295.88	218.7	-65.2	258	Y	RC	120
MTR-401	788,279.73	3,055,525.88	2,306.32	220.6	-43.7	200	Y	RC	120
MTR-402	788,503.93	3,055,777.75	2,324.04	230.9	-64.5	279	Y	RC	120
MTR-403	788,268.70	3,055,727.79	2,333.65	221.5	-70.3	317	Y	RC	120
MTR-404	788,292.96	3,055,857.02	2,352.78	228.0	-69.9	220	Y	RC	120
MTR-405	788,298.68	3,055,648.37	2,310.75	224.6	-58.4	160	Y	RC	120
MTR-406	788,304.63	3,055,804.07	2,327.42	223.2	-59.6	156	Y	RC	120
MTR-407	788,230.15	3,055,829.96	2,360.31	225.0	-65.0	350	N	RC	120
MTR-408	788,185.44	3,055,821.91	2,358.16	224.4	-65.7	304	Y	RC	120
MTR-409	788,118.97	3,055,824.90	2,392.76	215.1	-70.0	300	Y	RC	120
MTR-410	788,147.77	3,055,820.95	2,375.46	223.2	-69.4	300	Y	RC	120
MTR-411	788,199.93	3,055,837.22	2,359.35	224.9	-70.8	300	Y	RC	120
MTR-412	788,343.79	3,055,910.09	2,366.21	225.6	-69.3	160	Y	RC	120
MTR-413	788,361.56	3,055,927.97	2,366.48	225.9	-69.4	150	Y	RC	120
MTR-414	788,131.29	3,055,804.72	2,383.88	224.9	-71.0	288	Y	RC	120
MTR-415	788,285.31	3,055,816.49	2,337.04	229.2	-69.2	250	Y	RC	120

APPENDIX A
Summary Of All Drill Collar Data, Carmen Area

Drill Hole Name	Easting,(m) UTM	Northing,(m) UTM	Elevation, (m) ASL	Azim°	Dip°	Total Depth, (m)	Deviation Survey	DRILL TYPE	Size, (mm)
MTR-416	788,168.23	3,055,835.51	2,369.79	230.2	-69.2	282	Y	RC	120
MTR-417	788,287.98	3,055,889.38	2,374.41	222.9	-64.8	250	Y	RC	120
MTR-418	788,226.82	3,055,862.55	2,374.85	226.6	-69.3	300	Y	RC	120
MTR-419	788,397.61	3,055,889.92	2,351.36	227.1	-69.3	200	Y	RC	120
MTR-420	788,360.33	3,055,887.72	2,350.96	221.3	-64.9	200	Y	RC	120
MTR-421	788,378.75	3,055,907.74	2,357.89	225.4	-65.7	200	Y	RC	120
MTR-422	788,253.84	3,055,857.33	2,364.38	220.9	-66.2	330	Y	RC	120
MTR-423	788,177.09	3,055,880.59	2,374.15	226.5	-60.4	300	Y	RC	120
MTR-424	788,231.69	3,055,900.65	2,382.71	225.7	-64.8	280	Y	RC	120
MTR-425	788,269.32	3,055,871.13	2,364.73	223.2	-64.3	300	Y	RC	120
MTR-426	788,266.19	3,055,901.96	2,381.73	227.3	-69.4	220	Y	RC	120
MTR-427	788,181.71	3,055,852.16	2,364.89	227.3	-70.4	270	Y	RC	120
MTR-428	788,268.06	3,055,941.02	2,388.99	223.8	-64.5	200	Y	RC	120
MTR-429	788,397.66	3,055,925.86	2,369.59	221.1	-72.0	150	Y	RC	120
MTR-430	789,127.07	3,055,593.53	2,329.88	222.7	-60.4	250	Y	RC	120
MTR-431	788,257.39	3,055,751.64	2,334.34	217.4	-64.4	166	Y	RC	120
MTR-432	788,397.66	3,055,678.30	2,274.41	231.0	-59.2	160	Y	RC	120
MTR-433	788,958.74	3,055,668.03	2,328.03	225.4	-60.1	221	Y	RC	120
MTR-434	788,277.15	3,055,700.37	2,329.37	225.4	-65.8	290	Y	RC	120
MTR-435	788,371.34	3,055,613.81	2,274.48	222.7	-54.9	240	Y	RC	120
MTR-436	788,370.68	3,055,613.07	2,274.47	224.1	-69.0	229	Y	RC	120
MTR-437	788,126.78	3,055,548.03	2,363.69	219.1	-50.0	267	Y	RC	120
MTR-438	788,163.10	3,055,519.45	2,346.32	219.6	-64.9	250	Y	RC	120
MTR-439	788,476.78	3,055,440.86	2,223.83	225.6	-60.7	160	Y	RC	120
MTR-440	788,378.36	3,055,586.79	2,264.44	219.7	-62.9	196	Y	RC	120
MTR-441	788,417.49	3,055,587.23	2,246.67	226.1	-51.0	120	Y	RC	120
MTR-442	788,417.50	3,055,555.10	2,246.49	224.8	-61.3	210	Y	RC	120
MTR-444	788,373.67	3,055,548.59	2,262.10	229.6	-65.2	190	Y	RC	120
WEX- 05	788,490.28	3,055,418.58	2,223.56	0.0	-90.0	120	N	RC	120
WEX- 08	788,408.98	3,055,727.20	2,287.04	0.0	-90.0	96	N	RC	120

APPENDIX B

Six Metres or Less RC & Core Intercept Comparison

Section	RC Hole	Intercept m	Au g/t	Ag g/t	Au*m	Ag*m	Core Hole	Intercept m	Au g/t	Ag g/t	Au*m	Ag*m
27	MTR 312	10	0.06	55	0.57	550	MTC 59	8	0.05	58	0.408	464
	MTR 341	14	0.03	46	0.42	644	MTC 59	8	0.05	58	0.408	464
28	MTR 290	6	0.09	37	0.55	222	MTC 63	6	0.14	39	0.822	234
29	MTR 254	10	0.56	49	5.61	490	MTC 40	12	0.74	40	8.928	480
30	MTR 253	18	2.22	118	40	2124	MTC 46	24	1.13	63	27.17	1512
30	MTR 253	10	0.19	39	1.92	390	MTC 46	14	0.21	56	2.954	784
30	MTR 386	10	0.17	42	1.72	420	MTC 92	12	0.04	39	0.456	468
31	MTR 199	20	0.65	72	13	1440	MTC 29	18	0.81	123	14.56	2214
	MTR 221	10	1.23	16	12.3	160	MTC 29	6	0.35	42	2.1	252
	MTR 324	52	0.35	53	18	2756	MTC 81	52	0.55	63	28.81	3276
	MTR 397	6	0.09	38	0.53	228	MTC 91	6	0.09	34	0.54	204
	MTR 398	22	0.66	17	14.6	374	MTC 91*	22	0.40	18	8.8	396
32	MTR 198	30	0.82	68	24.7	2040	MTC 61	6	0.14	55	0.822	330
							MTC 61	22	0.37	73	8.052	1606
	MTR 198	6	0.52	37	3.14	222	MTC 61	6	1.43	18	8.586	108
33	MTR 150	44	0.08	52	3.65	2288	MTC 62	44	0.141	48	6.204	2112
	MTR 252	16	0.70	73	11.2	1168	MTC 47	16	0.51	62	8.144	992
	MTR 252	18	0.17	60	2.99	1080	MTC 47	20	0.32	92	6.32	1840
34	MTR 401	8	0.11	83	0.89	664	MTC 101	8	0.24	93	1.92	744
35	MTR 69	30	0.06	48	1.65	1440	MTC 57	28	0.079	42	2.212	1176
	MTR 132	6	0.43	31	2.6	186	MTC 34	6	0.651	39	3.906	234
	MTR 229	22	1.47	73	32.3	1606	MTC 21	6	0.713	95	4.278	570
	MTR 229	8	1.27	92	10.2	736	MTC 21	10	2.12	171	21.2	1710
	MTR 229	6	0.24	37	1.46	222	MTC 21	12	1.73	66	20.76	792
36	MTR 140	14	0.89	118	12.4	1652	MTC 54	8	2.192	122	17.54	976
	MTR 140	6	0.48	30	2.85	180	MTC 54	6	0.964	47	5.784	282
	MTR 140	8	0.45	27	3.6	216	MTC 54	6	1.47	62	8.82	372
	MTR 207	6	0.40	10	2.38	60	MTC 44	6	0.671	4	4.026	24
37	MTR 130	10	0.76	48	7.58	480	MTC 15	8	0.459	42	3.672	336

APPENDIX B

Section	RC Hole	Intercept m	Au g/t	Ag g/t	Au*m	Ag*m	Core Hole	Intercept m	Au g/t	Ag g/t	Au*m	Ag*m
	MTR 130	14	2.23	100	31.2	1400	**MTC 15**	14	0.445	75	6.23	1050
37	MTR 130	8	1.93	38	15.4	304	**MTC 15**	6	1.027	42	6.162	252
	MTR 130	8	1.59	53	12.7	424	**MTC 15**	8	0.818	55	6.544	440
											0	0
	MTR 07	8	0.53	65	4.24	520	**MTC 22**	9.65	0.424	60	4.092	579
	MTR 339	12	0.77	61	9.18	732	**MTC 22**	10	1.074	50	10.74	500
38	MTR 113	12	0.24	44	2.88	528	**MTC 10**	12	0.37	46	4.44	552
	MTR 116	20	1.37	59	27.4	1180	**MTC 10**	10	2.22	69	22.2	690
					0	0					0	0
	MTR 332	6	1.45	33	8.68	198	**MTC 22**	6	0.924	18	5.544	108
	MTR 269	10	0.77	43	7.71	430	**MTC 22**	8	0.66	56	5.28	448
39	MTR 111	18	2.74	184	49.3	3312	**MTC 03**	18	1.03	119	18.54	2142
39	MTR 106	6	0.51	52	3.07	312	**MTC 53**	6	0.518	38	3.108	228
39	MTR 434	6	1.00	48	5.99	288	**MTC 53**	6	1.118	30	6.708	180
	MTR 226	28	0.36	56	10.1	1568	**MTC 24**	8	0.25	43	2	344
							MTC 24	14	3.85	62	53.9	868
	MTR 226	6	1.16	4	6.96	24	**MTC 24**	6	0.57	4	3.42	24
40	MTR 60	26	0.65	115	16.9	2990	**MTC 02****	19	0.41	84	7.79	1596
	MTR 233	10	0.56	45	5.58	450	**MTC 50**	14	0.44	62	6.16	868
		6	0.45	149	2.72	894	**MTC 50**	6	0.106	41	0.636	246
		6	0.44	43	2.65	258	**MTC 50**	8	1.179	27	9.432	216
		6	1.13	38	6.76	228	**MTC 50**	6	0.917	24	5.502	144
41	MTR 97	6	0.59	150	3.52	900	**MTC 45**	8	0.354	85	2.832	680
	MTR 97	48	0.20	68	9.79	3264	**MTC 45**	40	0.081	57	3.24	2280
	MTR 338	10	0.56	51	5.61	510	**MTC 58**	6	1.818	41	10.91	246
	MTR 301	6	0.07	42	0.42	252	**MTC 77**	10	0.097	47	0.97	470
	MTR 301	6	0.82	22	4.93	132	**MTC 77**	12.0	0.652	17	7.824	204
	MTR 237	6	0.48	6	2.89	36	**MTC 43**	6	0.433	4	2.598	24
	MTR 237	10	2.41	18	24.1	180	**MTC 43**	6	0.808	8	4.848	48
	MTR 228	10	1.22	52	12.2	520	**MTC 56**	10	0.792	44	7.92	440
											0	0
42	MTR 86	14	0.60	177	8.4	2478	**MTC 88**	22	0.635	278	13.97	6116
	MTR 17	10	2.11	107	21.1	1070	**MTC 35**	10	0.439	90	4.39	900

APPENDIX B

Section	RC Hole	Intercept m	Au g/t	Ag g/t	Au*m	Ag*m	Core Hole	Intercept m	Au g/t	Ag g/t	Au*m	Ag*m
	MTR 138	40	0.83	66	33.2	2640	**MTC 11**	38	0.78	54	29.64	2052
44	MTR13	42	1.25	33	52.4	1386	**MTC 08**	40	1.26	75	50.4	3000
44	MTR 171	8	0.62	49	4.96	392	**MTC 78**	6	2.10	54	12.61	324
44	MTR 335	8	0.69	47	5.52	376	**MTC 70**	10	0.573	43	5.73	430
45	MTR 92	6	0.40	42	2.4	252	**MTC 18**	6	0.2	62	1.2	372
	MTR 92	6	0.14	84	0.84	504	**MTC 18**	6	0.46	102	2.76	612
	MTR 92	54	0.65	73	35.1	3942	**MTC 18**	56	1.057	67	59.19	3752
	MTR 49	34	0.15	53	5.24	1802	**MTC 51**	32	0.284	68	9.088	2176
	MTR 49	10	0.15	55	1.48	550	**MTC 51**	8	0.076	57	0.608	456
	MTR 49	10	0.18	47	1.75	470	**MTC 51**	12	0.248	45	2.976	540
	MTR 49	6	0.12	42	0.73	252	**MTC 51**	18	0.765	33	13.77	594
	MTR 326	12	0.47	82	5.66	984	**MTC 69**	10	0.155	47	1.55	470
	MTR 408	14	0.68	64	9.49	896	**MTC 93**	12	0.756	13	9.072	156
46	MTR 64	8	0.46	119	3.68	952	**MTC 07**	10	0.40	120	4	1200
	MTR 64	54	0.84	102	45.4	5508	**MTC 07**	50	0.93	129	46.5	6450
	MTR 46	10	0.21	168	2.12	1680	**MTC 37**	6	0.062	63	0.372	378
	MTR 46	6	0.10	45	0.6	270	**MTC 37**	10	0.121	44	1.21	440
47	MTR 90	16	0.30	91	4.8	1456	**MTC 01**	18.45	0.32	177	5.904	3265.7
	MTR 90	14	0.14	83	1.9	1162	**MTC 01**	18.65	0.47	175	8.766	3263.8
	MTR 29	22	0.07	60	1.43	1320	**MTC 04**	14	0.31	85	4.34	1190
	MTR 23	38	1.27	84	48.1	3192	**MTC 31**	44	1.98	105	87.12	4620
	MTR 95	8	1.47	14	11.8	112	**MTC 06**	6	0.48	6	2.88	36
	MTR 95	8	0.37	38	2.94	304	**MTC 06**	8	0.38	43	3.04	344
	MTR 95	22	1.21	31	26.6	682	**MTC 06**	26	1.24	38	32.24	988
	MTR 95	56	1.45	25	81.2	1400	**MTC 06**	58	1.13	20	65.54	1160
48	MTR 84	54	0.42	224	22.7	12096	**MTC 13**	54	0.19	161	10.26	8694
	MTR 44	6	0.81	28	4.86	168	**MTC 67**	6	1.569	21	9.414	126
49	MTR 190	32	0.16	136	5.09	4352	**MTC 60**	32	0.305	153	9.76	4896

APPENDIX B

Section	RC Hole	Intercept m	Au g/t	Ag g/t	Au*m	Ag*m	Core Hole	Intercept m	Au g/t	Ag g/t	Au*m	Ag*m
50	MTR 188	6	3.82	75	22.9	450	**MTC 75**	6	1.283	20	7.698	120
	MTR 183	20	1.23	13	24.6	260	**MTC 39**	18	0.662	14	11.92	252
		1398	**0.733**	**71**	**1025**	99,230		**1370**	**0.720**	**73**	985.7	100192

Length of Core Intercepts	**1370 m**
Nunber of Core Intercepts	**90**
Cumulative Intercepts Length - Core: RC	**0.98**
Core Au: RC Au	**0.98**
Core Ag: RC Ag	**1.03**

APPENDIX C
Detailed Polygon Data

	LONGITUDINAL SECTION PLOTTING COORDINATES															
Hole	X	Y	Z	Area, m²	True Thick., m	Au, g/t	Ag, g/t	AuEq, g/t	Tonnes	Au, Kg	Ag,Kg	AuEq, Kg	Au, oz	Ag, oz	AuEq, oz	STRUCTURI
SHEAR C1 STRUCTURE 1																
DFR- 01-30	756.48	732.43	25.29	207.1	10.00	2.16	872	14.61	4,764	10.3	4,151.6	69.6	331	133,474	2,238	C1V1
DFR- 02-78	731.95	689.77	23.20	335.6	4.36	2.14	628	11.11	3,361	7.2	2,110.9	37.3	231	67,866	1,201	C1V1
DFR- 03-110	705.26	660.95	17.80	258.1	1.33	0.38	200	3.23	787	0.3	157.3	2.5	10	5,058	82	C1V1
DFR- 04-160	692.49	590.29	19.80	422.8	1.17	3.53	181	6.12	1,133	4.0	205.1	6.9	129	6,593	223	C1V1
DFR- 05-6	746.32	753.16	21.88	563.4	1.22	0.40	183	3.01	1,578	0.6	288.8	4.8	20	9,285	153	C1V1
DFR- 06-202	671.68	542.66	13.02	233.4	1.15	5.22	54	5.99	617	3.2	33.3	3.7	104	1,072	119	C1V1
DFR- 09-48	720.90	709.49	21.31	292.1	3.54	1.11	291	5.27	2,375	2.6	691.7	12.5	85	22,240	402	C1V1
MTC- 06-188	694.57	534.38	25.35	428.0	2.60	3.56	13	3.75	2,561	9.1	33.3	9.6	293	1,071	309	C1V1
MTC- 07-88	682.50	628.96	25.57	480.9	10.46	2.02	182	4.62	11,565	23.3	2,106.0	53.4	750	67,709	1,716	C1V1
MTC- 08-80	624.98	615.16	16.21	433.9	4.49	6.09	142	8.12	4,479	27.3	637.3	36.4	877	20,490	1,169	C1V1
MTC- 09-34	503.03	643.28	21.52	659.2	1.38	3.14	168	5.54	2,097	6.6	352.3	11.6	212	11,326	373	C1V1
MTC- 10-234	444.67	427.81	12.52	1,319.2	3.04	3.47	48	4.15	9,230	32.0	438.4	38.3	1,030	14,095	1,231	C1V1
MTC- 13-30	752.53	731.40	23.75	189.6	7.57	0.32	280	4.32	3,301	1.1	924.9	14.3	34	29,734	459	C1V1
MTC- 16-66	438.96	573.42	18.99	753.5	1.29	4.55	177	7.08	2,230	10.1	394.8	15.8	326	12,693	508	C1V1
MTC- 18-104	661.49	624.63	20.97	293.4	1.67	6.48	280	10.48	1,127	7.3	315.6	11.8	235	10,146	380	C1V1
MTC- 26-164	727.98	589.77	15.89	435.7	1.57	1.03	168	3.43	1,570	1.6	263.8	5.4	52	8,482	173	C1V1
MTC- 28-208	584.53	473.35	23.76	516.4	3.79	2.88	122	4.63	4,499	12.9	550.2	20.8	416	17,689	669	C1V1
MTC- 31-130	702.41	590.05	25.70	397.7	14.89	3.21	150	5.35	13,622	43.7	2,044.7	72.9	1,404	65,737	2,343	C1V1
MTC- 32-196	751.78	539.87	16.61	1,035.1	1.28	3.00	44	3.63	3,040	9.1	133.8	11.0	293	4,301	355	C1V1
MTC- 35-242	555.74	440.87	21.44	896.9	1.62	2.56	106	4.07	3,332	8.5	353.5	13.6	274	11,365	436	C1V1
MTC- 60-44	773.77	731.39	15.36	427.6	1.53	0.57	193	3.33	1,502	0.9	289.8	5.0	28	9,318	161	C1V1
MTC- 78-146	615.82	545.46	20.37	571.9	2.80	5.46	137	7.42	3,676	20.1	503.6	27.3	645	16,192	876	C1V1
MTR- 03-34	590.47	651.62	24.96	268.8	29.67	2.36	291	6.51	18,343	43.3	5,339.7	119.4	1,393	171,671	3,839	C1V1
MTR- 09-44	743.87	713.10	23.15	556.9	7.52	1.50	380	6.92	9,630	14.4	3,655.6	66.6	464	117,528	2,142	C1V1
MTR- 10-54	713.69	688.56	18.40	422.2	1.51	1.65	104	3.14	1,467	2.4	152.6	4.6	78	4,906	148	C1V1
MTR- 13-80	627.04	613.25	18.18	492.8	7.56	3.01	75	4.08	8,564	25.8	640.6	34.9	829	20,594	1,123	C1V1
MTR- 14-36	569.59	659.69	12.99	800.8	1.61	0.61	463	7.22	2,958	1.8	1,369.5	21.4	58	44,029	687	C1V1
MTR- 15-54	485.77	622.25	8.98	420.2	1.51	4.02	77	5.12	1,460	5.9	112.2	7.5	189	3,606	240	C1V1
MTR- 16-48	439.59	591.02	25.04	857.8	1.40	2.21	67	3.17	2,770	6.1	185.3	8.8	197	5,958	282	C1V1
MTR- 17-244	555.06	440.72	17.99	448.7	1.29	5.56	138	7.53	1,327	7.4	183.1	10.0	237	5,888	321	C1V1
MTR- 23-154	700.76	580.82	18.82	417.3	8.34	2.86	139	4.85	8,008	22.9	1,111.5	38.8	737	35,734	1,248	C1V1
MTR- 24-36	659.50	688.50	19.35	657.3	9.99	2.67	305	6.10	15,104	40.3	4,606.8	92.1	1,295	148,109	2,961	C1V1
MTR- 25-138	727.46	613.55	25.82	729.1	3.05	2.82	235	6.17	5,111	14.4	1,198.6	31.5	463	38,534	1,014	C1V1
MTR- 26-130	678.97	600.47	18.59	583.7	3.04	3.14	139	5.13	4,077	12.8	566.7	20.9	412	18,220	672	C1V1
MTR- 27-8	574.97	697.88	23.14	1,294.1	1.65	2.81	543	10.57	4,914	13.8	2,668.3	51.9	444	85,787	1,670	C1V1
MTR- 28-28	684.87	710.97	24.88	628.7	1.74	1.18	182	3.78	2,518	3.0	458.2	9.5	96	14,731	306	C1V1
MTR- 30-12	601.00	701.44	23.06	1,135.5	1.75	2.33	357	7.43	4,581	10.7	1,635.3	34.0	343	52,575	1,094	C1V1
MTR- 32-22	277.85	604.93	-1.23	1,513.4	1.78	4.54	118	6.23	6,203	28.2	731.9	38.6	905	23,531	1,242	C1V1
MTR- 43-228	693.91	486.41	24.25	725.2	1.20	6.58	15	6.79	2,002	13.2	29.0	13.6	423	933	437	C1V1
MTR- 50-128	659.19	594.49	21.06	707.4	3.38	4.02	129	5.86	5,499	22.1	706.6	32.2	711	22,718	1,035	C1V1
MTR- 56-100	388.87	534.14	13.71	1,377.5	1.55	2.25	71	3.26	4,898	11.0	347.8	16.0	354	11,180	513	C1V1
MTR- 58-194	425.72	453.54	20.44	1,239.8	1.39	11.95	32	12.41	3,961	47.3	126.7	49.2	1,522	4,075	1,580	C1V1
MTR- 59-198	461.98	469.60	20.63	907.0	1.52	2.94	13	3.13	3,179	9.3	41.3	10.0	301	1,329	320	C1V1
MTR- 60-26	528.74	654.03	22.03	670.6	6.13	1.06	220	4.20	9,459	10.0	2,079.1	39.7	322	66,845	1,276	C1V1
MTR- 64-84	682.40	637.78	25.44	215.9	1.49	1.67	282	5.70	741	1.2	209.0	4.2	40	6,718	136	C1V1
MTR- 66-52	578.27	633.68	24.62	731.8	1.39	1.71	218	4.82	2,345	4.0	511.1	11.3	129	16,433	363	C1V1
MTR- 67-46	627.54	655.90	25.23	340.9	1.49	3.08	159	5.35	1,166	3.6	185.4	6.2	115	5,959	201	C1V1
MTR- 68-50	556.14	635.05	16.01	581.8	4.68	1.10	203	4.00	6,264	6.9	1,271.5	25.1	222	40,880	806	C1V1

APPENDIX C
Detailed Polygon Data

	LONGITUDINAL SECTION PLOTTING COORDINATES															
Hole	X	Y	Z	Area, m²	True Thick., m	Au, g/t	Ag, g/t	AuEq, g/t	Tonnes	Au, Kg	Ag,Kg	AuEq, Kg	Au, oz	Ag, oz	AuEq, oz	STRUCTURI
MTR- 74-50	688.48	679.31	23.89	680.1	10.14	1.71	264	5.48	15,858	27.0	4,186.6	86.9	869	134,598	2,794	C1V1
MTR- 75-52	664.61	668.26	21.75	591.6	1.68	0.87	162	3.19	2,286	2.0	370.3	7.3	64	11,905	234	C1V1
MTR- 76-70	665.51	648.94	22.57	264.5	4.90	4.64	535	12.28	2,983	13.8	1,596.2	36.6	445	51,316	1,178	C1V1
MTR- 77-70	743.50	687.22	25.93	485.5	1.47	2.14	1005	16.50	1,642	3.5	1,649.8	27.1	113	53,039	871	C1V1
MTR- 78-74	685.85	650.02	25.77	357.6	11.51	1.52	225	4.74	9,463	14.4	2,132.0	44.8	462	68,544	1,441	C1V1
MTR- 79-62	610.03	632.53	14.02	638.5	8.13	3.48	245	6.98	11,938	41.6	2,918.8	83.3	1,337	93,838	2,678	C1V1
MTR- 84-26	751.39	737.49	23.50	167.7	2.90	1.57	469	8.26	1,116	1.8	523.0	9.2	56	16,816	296	C1V1
MTR- 86-26	583.23	674.29	23.29	605.4	1.40	1.45	597	9.98	1,952	2.8	1,165.5	19.5	91	37,470	626	C1V1
MTR- 87-32	609.54	670.40	21.76	743.8	1.58	1.73	119	3.43	2,710	4.7	322.5	9.3	151	10,368	299	C1V1
MTR- 88-28	667.13	707.08	21.58	398.0	1.45	1.66	105	3.16	1,331	2.2	139.8	4.2	71	4,493	135	C1V1
MTR- 89-22	696.22	728.30	21.05	1,117.3	1.64	1.27	153	3.46	4,225	5.4	646.4	14.6	172	20,781	470	C1V1
MTR- 90-32	722.23	716.62	25.34	222.2	1.38	0.31	527	7.83	706	0.2	372.0	5.5	7	11,960	178	C1V1
MTR- 91-166	672.50	547.71	17.52	438.2	3.96	3.90	60	4.75	3,991	15.6	238.3	19.0	500	7,661	610	C1V1
MTR- 92-98	655.65	624.85	23.53	358.9	6.76	2.21	163	4.53	5,579	12.3	906.6	25.3	396	29,149	812	C1V1
MTR- 94-144	713.48	579.46	24.02	394.9	21.90	6.04	190	8.75	19,889	120.2	3,777.0	174.1	3,863	121,429	5,598	C1V1
MTR- 95-216	696.75	516.51	15.79	646.7	3.81	2.72	32	3.17	5,667	15.4	179.6	18.0	496	5,775	578	C1V1
MTR- 96-104	604.22	581.27	15.30	897.3	1.41	3.93	76	5.02	2,912	11.4	221.3	14.6	368	7,115	470	C1V1
MTR- 99-268	620.92	450.60	1.31	1,282.4	1.40	3.24	8	3.35	4,132	13.4	33.1	13.8	430	1,063	445	C1V1
MTR-104-22	506.12	661.84	18.62	885.6	6.46	0.88	255	4.51	13,166	11.6	3,350.7	59.4	372	107,726	1,909	C1V1
MTR-109-98	541.78	559.60	20.18	870.4	1.34	3.44	125	5.23	2,683	9.2	335.3	14.0	297	10,781	451	C1V1
MTR-110-64	621.20	635.19	18.45	413.6	1.28	1.44	161	3.74	1,215	1.7	195.6	4.5	56	6,287	146	C1V1
MTR-115-80	658.04	633.50	21.89	176.8	6.24	2.54	210	5.54	2,537	6.4	533.5	14.1	207	17,153	452	C1V1
MTR-116-276	448.86	380.96	4.90	1,338.9	1.31	9.60	69	10.59	4,037	38.8	278.6	42.8	1,246	8,956	1,375	C1V1
MTR-119-72	674.50	647.54	25.18	193.1	9.47	1.55	302	5.87	4,205	6.5	1,270.0	24.7	210	40,830	793	C1V1
MTR-124-242	551.73	429.01	25.53	873.4	4.16	4.01	251	7.60	8,358	33.5	2,096.3	63.5	1,078	67,396	2,041	C1V1
MTR-126-128	603.36	560.32	8.16	431.7	1.36	7.24	173	9.71	1,354	9.8	234.3	13.1	315	7,532	423	C1V1
MTR-134-18	528.83	668.27	22.02	1,048.4	1.76	1.04	149	3.17	4,244	4.4	632.3	13.5	142	20,330	433	C1V1
MTR-136-64	708.69	667.79	25.35	429.2	8.57	0.33	240	3.76	8,464	2.8	2,033.0	31.8	89	65,360	1,022	C1V1
MTR-146-124	539.70	544.47	23.75	608.9	1.45	2.11	121	3.84	2,032	4.3	245.9	7.8	138	7,905	251	C1V1
MTR-147-208	605.33	492.23	13.38	523.4	3.56	2.75	88	4.01	4,282	11.8	376.8	17.2	379	12,114	552	C1V1
MTR-148-208	468.67	454.18	11.91	1,154.3	2.43	10.23	6	10.31	6,448	66.0	35.5	66.5	2,121	1,140	2,136	C1V1
MTR-151-42	360.79	582.19	21.13	991.8	1.49	1.88	84	3.08	3,388	6.4	284.6	10.4	205	9,149	335	C1V1
MTR-153-154	594.23	536.14	12.09	835.6	1.27	4.23	111	5.82	2,439	10.3	270.7	14.2	332	8,703	456	C1V1
MTR-154-166	554.78	502.06	14.82	1,044.8	1.20	5.88	67	6.84	2,884	17.0	193.2	19.7	545	6,211	634	C1V1
MTR-155-194	590.67	498.95	8.67	715.9	2.63	23.76	64	24.66	4,334	102.9	275.2	106.9	3,310	8,847	3,436	C1V1
MTR-156-162	728.28	574.85	25.84	724.9	6.02	2.29	174	4.78	10,035	23.0	1,746.0	47.9	738	56,135	1,541	C1V1
MTR-158-206	509.65	467.81	3.56	1,273.9	1.27	2.24	165	4.60	3,724	8.3	614.4	17.1	268	19,755	551	C1V1
MTR-159-199.9	546.86	468.35	16.25	1,107.0	1.20	2.82	15	3.03	3,055	8.6	45.8	9.3	277	1,473	298	C1V1
MTR-161-160	748.98	584.73	22.78	1,136.8	1.39	2.00	202	4.88	3,621	7.2	731.5	17.7	233	23,517	568	C1V1
MTR-165-204	715.63	527.58	24.14	1,085.0	1.20	8.75	38	9.30	2,995	26.2	114.7	27.8	843	3,687	895	C1V1
MTR-170-202	587.10	485.19	21.86	394.9	1.20	2.58	54	3.35	1,090	2.8	58.5	3.6	90	1,882	117	C1V1
MTR-172-130	752.53	628.70	17.72	694.7	1.41	0.48	275	4.41	2,256	1.1	620.5	9.9	35	19,948	320	C1V1
MTR-183-216	773.28	511.43	12.59	948.8	1.23	5.75	15	5.96	2,689	15.5	40.3	16.0	497	1,297	515	C1V1
MTR-186-254	499.22	415.38	18.09	1,500.8	4.37	3.61	299	7.87	15,070	54.3	4,503.0	118.6	1,747	144,771	3,815	C1V1
MTR-188-142	787.90	615.97	25.18	1,311.4	1.37	7.79	90	9.08	4,120	32.1	370.8	37.4	1,032	11,921	1,203	C1V1

APPENDIX C
Detailed Polygon Data

Hole	LONGITUDINAL SECTION PLOTTING COORDINATES X	Y	Z	Area, m²	True Thick., m	Au, g/t	Ag, g/t	AuEq, g/t	Tonnes	Au, Kg	Ag,Kg	AuEq, Kg	Au, oz	Ag, oz	AuEq, oz	STRUCTURI
MTR-219-134	236.42	444.64	12.09	995.2	1.33	1.96	134	3.87	3,033	5.9	406.4	11.7	191	13,066	377	C1V1
MTR-246-228	261.58	382.04	20.99	1,601.1	1.29	3.25	11	3.41	4,739	15.4	52.1	16.2	495	1,676	520	C1V1
MTR-253-182	240.58	411.29	9.43	882.0	1.38	3.50	39	4.06	2,804	9.8	109.3	11.4	315	3,515	366	C1V1
MTR-254-180	213.44	419.57	-4.27	464.8	1.37	4.59	61	5.46	1,461	6.7	89.1	8.0	216	2,866	257	C1V1
MTR-298-290	532.53	378.06	25.06	1,507.2	1.20	6.29	19	6.56	4,160	26.1	78.2	27.3	841	2,514	877	C1V1
MTR-304-246	520.22	429.13	11.84	865.5	2.36	6.71	19	6.98	4,704	31.6	89.4	32.8	1,015	2,873	1,056	C1V1
MTR-312-74	171.51	500.24	7.26	700.6	1.52	1.01	165	3.36	2,443	2.5	403.0	8.2	79	12,958	264	C1V1
MTR-316-118	247.33	483.69	11.81	1,026.0	1.65	5.06	688	14.89	3,884	19.7	2,672.4	57.8	632	85,916	1,859	C1V1
MTR-318-22	752.80	744.20	22.45	302.2	8.85	1.24	411	7.10	6,148	7.6	2,524.5	43.7	245	81,161	1,404	C1V1
MTR-321-28	724.26	726.58	20.89	665.0	1.68	0.49	469	7.19	2,563	1.3	1,202.2	18.4	40	38,650	593	C1V1
MTR-322-110	410.50	517.70	4.57	957.0	1.20	5.16	171	7.59	2,641	13.6	450.8	20.1	438	14,495	645	C1V1
MTR-323-286	281.58	320.31	8.57	1,961.7	2.44	3.97	42	4.57	11,023	43.7	463.0	50.3	1,405	14,884	1,618	C1V1
MTR-361-48	630.27	659.84	20.03	555.6	5.29	2.00	205	4.93	6,754	13.5	1,382.6	33.3	435	44,449	1,070	C1V1
MTR-362-26	668.41	708.80	19.84	524.1	10.21	2.72	330	7.43	12,311	33.4	4,060.0	91.5	1,075	130,530	2,941	C1V1
MTR-373-348	589.01	348.77	14.77	1,559.4	1.26	5.31	9	5.44	4,512	24.0	40.6	24.5	770	1,306	789	C1V1
MTR-380-270	764.96	442.95	12.05	1,084.2	2.07	8.91	23	9.23	5,154	45.9	116.0	47.6	1,476	3,728	1,529	C1V1
MTR-434-270	471.06	384.79	16.74	1,446.0	3.40	5.16	158	7.42	11,304	58.3	1,789.5	83.9	1,875	57,532	2,698	C1V1
					Totals	3.41	199	6.23	531,738	1,813.1	105,899.1	3,311.8	58,291	3,404,655	106,473	C1V1
With open stopes																
MTR- 82 108	570.77	556.15	16.42	835.4	5.87	0.00	0	0.00	11,275	-	-	-	-	-	-	C1V1
Inferred below drilling																
MTR-246-228				3,755.3	1.29	3.25	11	3.41	11,116	36.1	122.3	37.9	1,161	3,931	1,219	C1V1
MTR-323-286				9,287.5	2.44	3.97	42	4.57	52,186	206.9	2,191.8	238.2	6,652	70,467	7,659	C1V1
MTR-116-276				9,546.7	1.31	9.60	69	10.59	28,786	276.3	1,986.3	304.8	8,885	63,858	9,801	C1V1
MTR-434-270				7,873.0	3.40	5.16	158	7.42	11,304	58.3	1,789.5	83.9	1,875	57,532	2,698	C1V1
MTR-186-254				3,117.4	4.37	3.61	299	7.87	31,304	112.9	9,353.7	246.5	3,628	300,720	7,924	C1V1
MTR-298-290				2,972.1	1.20	6.29	19	6.56	8,203	51.6	154.2	53.8	1,658	4,958	1,730	C1V1
MTR-373-348				9,961.2	1.26	5.31	9	5.44	28,822	153.0	259.4	156.8	4,920	8,340	5,041	C1V1
MTR- 99-268				7,181.4	1.40	3.24	8	3.35	23,141	75.0	185.1	77.5	2,410	5,952	2,492	C1V1
MTR- 43-228				7,504.2	1.20	6.58	15	6.79	20,712	136.2	300.3	140.5	4,379	9,655	4,518	C1V1
MTR-380-270				4,037.6	2.07	8.91	23	9.23	19,195	170.9	431.9	177.2	5,495	13,885	5,696	C1V1
					Totals	5.44	71	6.46	234,768	1,277.3	16,774.4	1,517.2	41,065	539,298	48,777	C1V1
Inferred below drilling not included in Block Model estimate																
MTR-246-228				1,989.8	1.29	3.25	11	3.41	5,890	19.1	64.8	20.1	615	2,083	646	C1V1
MTR-323-286				7,547.2	2.44	3.97	42	4.57	42,407	168.1	1,781.1	193.6	5,406	57,262	6,224	C1V1
MTR-116-276				6,308.7	1.31	9.60	69	10.59	19,023	182.6	1,312.6	201.4	5,871	42,199	6,477	C1V1
MTR-434-270				4,524.5	3.40	5.16	158	7.42	11,304	58.3	1,789.5	83.9	1,875	57,532	2,698	C1V1
MTR-186-254				1,521.5	4.37	3.61	299	7.87	15,279	55.1	4,565.3	120.3	1,771	146,775	3,867	C1V1
MTR-298-290				1,660.1	1.20	6.29	19	6.56	4,582	28.8	86.1	30.1	926	2,769	966	C1V1
MTR-373-348				7,450.1	1.26	5.31	9	5.44	21,556	114.5	194.0	117.3	3,680	6,237	3,770	C1V1
MTR- 99-268				4,190.7	1.40	3.24	8	3.35	13,504	43.8	108.0	45.2	1,407	3,473	1,454	C1V1
MTR- 43-228				4,665.3	1.20	6.58	15	6.79	12,876	84.7	186.7	87.4	2,722	6,003	2,809	C1V1
MTR-380-270				3,186.6	2.07	8.91	23	9.23	15,149	134.9	340.9	139.8	4,337	10,959	4,495	C1V1
					Totals	5.51	65	6.43	161,570	889.9	10,429.0	1,039.1	28,611	335,292	33,406	C1V1

APPENDIX C
Detailed Polygon Data

	LONGITUDINAL SECTION PLOTTING COORDINATES															
Hole	X	Y	Z	Area, m^2	True Thick., m	Au, g/t	Ag, g/t	AuEq, g/t	Tonnes	Au, Kg	Ag,Kg	AuEq, Kg	Au, oz	Ag, oz	AuEq, oz	STRUCTURE
SHEAR C1 STRUCTURE 2																
DFR- 01-66	748.63	711.17	2.82	190.9	1.25	0.74	217	4	548	0.4	118.9	2.1	13	3,822	68	C1V2
DFR- 02-110	722.44	666.41	5.86	361.8	2.16	0.90	244	4	1,793	1.6	437.6	7.9	52	14,069	253	C1V2
DFR- 03-118	701.74	652.67	12.51	299.1	6.61	0.58	192	3	4,549	2.6	873.4	15.1	85	28,081	486	C1V2
DFR- 04-164	692.49	590.29	17.49	443.2	2.27	5.13	181	8	2,312	11.8	418.5	17.8	381	13,454	573	C1V2
DFR- 05-20	741.72	742.17	13.37	790.4	2.42	1.29	234	5	4,405	5.7	1,030.8	20.4	182	33,140	655	C1V2
DFR- 09-62	717.22	700.43	13.12	442.2	1.20	0.39	190	3	1,221	0.5	232.4	3.8	15	7,472	122	C1V2
MTC- 05-106	747.87	656.48	6.93	614.5	7.55	0.63	244	4	10,676	6.7	2,602.9	43.9	216	83,682	1,411	C1V2
MTC- 06-206	696.42	521.62	13.61	917.1	1.31	3.56	42	4	2,759	9.8	115.9	11.5	316	3,726	369	C1V2
MTC- 07-124	687.4	609.06	-1.41	501.4	3.01	1.79	304	6	3,476	6.2	1,056.7	21.3	199	33,974	685	C1V2
MTC- 08-96	627.18	606.14	4.24	422.5	1.50	1.30	173	4	1,455	1.9	251.7	5.5	61	8,091	176	C1V2
MTC- 09-56	505.98	627.64	6.33	383.4	1.38	3.73	197	7	1,217	4.5	239.7	8.0	146	7,707	256	C1V2
MTC- 11-138	598.95	546.79	6.65	475.3	2.81	4.30	68	5	3,066	13.2	208.5	16.1	423	6,703	519	C1V2
MTC- 13-56	755.02	716.56	4.08	241.1	3.03	0.24	214	3	1,677	0.4	358.1	5.5	13	11,512	177	C1V2
MTC- 16-92	441.51	553.68	2.26	535.1	1.29	3.98	119	6	1,584	6.3	188.5	9.0	203	6,060	289	C1V2
MTC- 26-178	730.73	578.97	4.91	534.0	7.87	1.15	143	3	9,661	11.1	1,379.6	30.8	358	44,353	991	C1V2
MTC- 27-238	519.5	455.79	9.25	462.7	3.00	2.61	161	5	3,197	8.3	514.7	15.7	268	16,546	504	C1V2
MTC- 31-164	704.5	572.10	4.64	308.1	1.23	5.30	162	8	872	4.6	141.3	6.6	149	4,543	213	C1V2
MTC- 33-74	722.85	681.59	1.97	352.3	4.55	0.47	208	3	3,686	1.7	765.7	12.7	56	24,616	407	C1V2
MTC- 35-248	556.73	435.11	17.49	277.4	3.96	0.98	175	3	2,523	2.5	441.6	8.8	80	14,197	283	C1V2
MTC- 51-200	647.03	506.05	3.48	622.6	1.29	2.93	44	4	1,843	5.4	81.1	6.6	174	2,607	211	C1V2
MTC- 60-50	775.61	723.19	10.78	372.1	12.21	0.40	197	3	10,452	4.1	2,053.8	33.4	133	66,030	1,075	C1V2
MTR- 05-72	506.3	595.99	9.23	455.7	4.82	4.20	66	5	5,051	21.2	330.8	25.8	682	10,636	828	C1V2
MTR- 09-58	745.41	706.69	12.62	416.0	1.50	0.65	406	6	1,437	0.9	583.5	9.3	30	18,759	298	C1V2
MTR- 10-76	717.26	674.59	1.78	294.7	1.51	2.58	253	6	1,024	2.6	259.1	6.3	85	8,331	204	C1V2
MTR- 13-94	628.67	606.90	7.60	413.6	1.51	3.42	33	4	1,437	4.9	47.9	5.6	158	1,539	180	C1V2
MTR- 14-42	569.59	659.69	8.18	929.0	9.64	1.99	138	4	20,595	40.9	2,846.3	81.5	1,314	91,507	2,620	C1V2
MTR- 15-60	486.75	618.44	4.45	452.9	1.51	3.25	109	5	1,574	5.1	171.6	7.6	164	5,515	243	C1V2
MTR- 19-252	697.63	465.93	10.78	509.7	7.80	8.93	18	9	9,144	81.7	166.4	84.1	2,627	5,351	2,703	C1V2
MTR- 22-26	769.84	734.17	9.94	647.3	7.88	0.80	220	4	11,734	9.4	2,576.8	46.2	302	82,844	1,485	C1V2
MTR- 23-170	701.86	571.54	7.70	486.7	1.39	1.25	125	3	1,557	1.9	194.6	4.7	63	6,257	152	C1V2
MTR- 25-156	729.59	602.75	12.11	683.5	1.52	1.78	201	5	2,396	4.3	481.6	11.1	137	15,483	358	C1V2
MTR- 26-154	682.63	585.95	0.37	454.8	1.52	2.53	122	4	1,588	4.0	193.7	6.8	129	6,228	218	C1V2
MTR- 32-30	279.96	600.42	-8.37	1,650.6	1.78	2.60	164	5	6,773	17.6	1,110.7	33.5	566	35,709	1,076	C1V2
MTR- 34-38	394.72	610.13	4.22	618.6	6.99	3.81	358	9	9,951	37.9	3,557.6	88.7	1,220	114,378	2,853	C1V2
MTR- 35-56	417.73	590.98	-2.59	644.5	1.46	2.40	207	5	2,161	5.2	447.4	11.6	167	14,384	372	C1V2
MTR- 36-118	511.95	538.27	7.71	619.1	1.49	3.03	94	4	2,124	6.4	199.7	9.3	207	6,420	298	C1V2
MTR- 38-30	335.73	613.86	4.46	1,438.8	3.47	6.41	789	18	11,490	73.6	9,059.6	203.1	2,368	291,265	6,529	C1V2
MTR- 41-60	447.92	598.89	5.49	676.8	1.70	1.92	118	4	2,646	5.1	312.2	9.6	163	10,039	307	C1V2
MTR- 42-192	668.33	519.49	13.76	813.9	2.00	3.97	43	5	3,749	14.9	159.3	17.2	479	5,123	551	C1V2
MTR- 51-100	575.51	582.30	3.01	1,059.0	2.69	1.68	122	3	6,562	11.0	800.5	22.4	353	25,737	720	C1V2
MTR- 53-86	476.44	574.30	3.70	506.3	1.33	2.26	258	6	1,552	3.5	400.5	9.2	113	12,875	297	C1V2
MTR- 60-46	530.86	641.48	9.88	656.5	2.40	2.16	336	7	3,630	7.8	1,217.8	25.2	251	39,153	810	C1V2
MTR- 61-40	477.14	642.03	1.71	1,064.0	1.57	3.96	471	11	3,830	15.2	1,803.8	40.9	488	57,993	1,316	C1V2
MTR- 64-92	683.88	631.28	19.48	402.9	4.47	3.78	227	7	4,145	15.7	940.8	29.1	504	30,247	936	C1V2
MTR- 65-46	508.01	641.08	8.29	323.7	3.11	1.61	269	5	2,318	3.7	622.3	12.6	120	20,009	406	C1V2
MTR- 66-70	582.92	611.92	12.09	621.0	8.36	2.51	180	5	11,935	29.9	2,151.9	60.6	961	69,183	1,948	C1V2
MTR- 67-60	629.97	646.86	14.83	479.6	2.97	1.77	149	4	3,281	5.8	488.8	12.8	186	15,715	410	C1V2
MTR- 68-60	556.14	635.05	8.21	720.1	3.12	2.04	230	5	5,174	10.5	1,187.4	27.5	339	38,176	884	C1V2

APPENDIX C
Detailed Polygon Data

	LONGITUDINAL SECTION PLOTTING COORDINATES																	
Hole	X	Y	Z	Area, m^2	True Thick., m	Au, g/t	Ag, g/t	AuEq, g/t	Tonnes	Au, Kg	Ag,Kg	AuEq, Kg	Au, oz	Ag, oz	AuEq, oz	STRUCTURI
MTR- 72-152	438.77	486.67	0.18	736.4	1.23	2.25	143	4	2,087	4.7	298.4	9.0	151	9,593	288	C1V2
MTR- 74-74	692.45	669.95	3.62	655.5	1.69	0.81	169	3	2,548	2.1	430.6	8.2	66	13,844	264	C1V2
MTR- 75-60	664.61	668.26	15.03	927.7	5.04	2.27	203	5	10,754	24.4	2,179.8	55.5	785	70,080	1,784	C1V2
MTR- 76-80	667.7	642.99	14.40	350.5	3.27	2.23	186	5	2,635	5.9	490.1	12.9	188	15,758	414	C1V2
MTR- 77-88	745.82	675.26	12.69	699.0	1.47	0.28	262	4	2,366	0.7	620.0	9.5	21	19,933	307	C1V2
MTR- 78-94	688.4	642.46	9.33	323.1	1.64	2.44	119	4	1,222	3.0	145.4	5.1	96	4,674	163	C1V2
MTR- 80-86	551.22	593.23	6.96	353.3	1.61	2.07	130	4	1,305	2.7	169.7	5.1	87	5,455	165	C1V2
MTR- 81-98	469.12	550.59	5.70	668.9	2.56	4.71	234	8	3,935	18.5	920.9	31.7	596	29,607	1,019	C1V2
MTR- 84-34	753.92	728.08	17.72	249.6	11.44	0.54	303	5	6,565	3.6	1,991.1	32.0	114	64,015	1,029	C1V2
MTR- 86-32	583.9	670.06	19.08	1,057.5	1.40	1.29	153	3	3,407	4.4	521.3	11.9	141	16,761	381	C1V2
MTR- 88-38	668.86	699.72	14.31	670.1	2.91	0.99	496	8	4,481	4.4	2,220.1	36.1	142	71,378	1,161	C1V2
MTR- 90-46	725.38	705.30	15.81	326.4	4.03	1.19	228	4	3,027	3.6	689.3	13.4	116	22,161	432	C1V2
MTR- 92-124	660.45	613.52	1.56	271.2	1.69	1.95	94	3	1,054	2.1	99.1	3.5	66	3,185	111	C1V2
MTR- 95-230	698.19	506.54	6.92	735.6	2.51	3.05	31	3	4,253	13.0	129.7	14.8	417	4,171	477	C1V2
MTR- 96-114	606.01	574.42	8.24	763.7	1.41	2.30	85	4	2,480	5.7	210.8	8.7	183	6,778	280	C1V2
MTR- 98-158	628.27	538.54	7.50	844.8	3.91	2.52	90	4	7,593	19.1	683.4	28.9	615	21,970	928	C1V2
MTR-105-66	504.06	612.50	5.22	342.5	1.49	1.02	140	3	1,176	1.2	164.7	3.6	39	5,294	114	C1V2
MTR-109-104	542.41	555.18	16.16	1,008.0	1.33	2.05	82	3	3,088	6.3	253.2	9.9	204	8,141	320	C1V2
MTR-110-78	622.84	624.50	9.56	390.7	1.26	2.31	128	4	1,131	2.6	144.8	4.7	84	4,655	151	C1V2
MTR-112-102	488.61	547.04	7.92	433.2	2.93	3.49	85	5	2,921	10.2	248.3	13.7	327	7,983	441	C1V2
MTR-114-80	650.94	634.82	10.11	532.7	1.54	1.63	139	4	1,883	3.1	261.8	6.8	99	8,416	219	C1V2
MTR-115-108	658.82	617.58	0.27	294.8	1.52	0.99	150	3	1,030	1.0	154.6	3.2	33	4,969	104	C1V2
MTR-120-64	594.4	630.62	8.44	718.7	2.67	1.08	172	4	4,420	4.8	758.0	15.6	153	24,371	502	C1V2
MTR-122-184	481.35	478.50	1.55	609.0	4.03	3.16	198	6	5,649	17.9	1,116.8	33.8	574	35,906	1,087	C1V2
MTR-124-259.64	552.54	416.33	16.43	1,501.2	1.20	4.60	75	6	4,143	19.1	312.4	23.5	613	10,044	756	C1V2
MTR-126-134	604.07	555.99	4.07	490.3	1.36	1.60	122	3	1,536	2.5	187.4	5.1	79	6,025	165	C1V2
MTR-128-136	431.44	494.80	-0.84	770.9	2.29	3.90	250	7	4,066	15.8	1,014.4	30.3	509	32,611	975	C1V2
MTR-134-22	530.55	665.16	18.50	1,157.8	3.52	2.36	257	6	9,376	22.1	2,409.7	56.5	711	77,472	1,818	C1V2
MTR-135-68	415.71	570.24	6.61	754.2	1.43	1.50	110	3	2,477	3.7	272.5	7.6	119	8,761	245	C1V2
MTR-137-70	389.52	565.61	4.16	831.6	1.64	1.39	174	4	3,144	4.4	547.1	12.2	141	17,589	391	C1V2
MTR-138-150	599.65	537.07	4.53	186.8	1.29	5.52	108	7	553	3.1	59.7	3.9	98	1,919	125	C1V2
MTR-142-26	421.3	622.08	6.39	937.1	4.60	1.34	238	5	9,921	13.3	2,358.2	46.9	426	75,818	1,508	C1V2
MTR-146-142	541.63	532.12	10.79	673.9	1.43	2.61	174	5	2,215	5.8	385.4	11.3	186	12,390	363	C1V2
MTR-148-224	469.36	442.33	2.14	1,314.4	1.23	5.30	151	7	3,709	19.7	560.1	27.7	632	18,007	890	C1V2
MTR-151-66	363.76	565.50	3.48	791.8	2.91	2.89	238	6	5,301	15.3	1,261.7	33.3	492	40,564	1,071	C1V2
MTR-153-162	594.75	529.97	7.03	751.6	1.26	5.09	113	7	2,178	11.1	246.1	14.6	356	7,913	469	C1V2
MTR-154-180	555.03	492.31	6.71	675.7	1.20	2.49	124	4	1,865	4.6	230.9	7.9	149	7,423	255	C1V2
MTR-155-202	591.24	493.71	3.40	1,245.1	1.32	1.75	92	3	3,769	6.6	346.7	11.5	212	11,147	371	C1V2
MTR-156-185.94	729.99	558.85	11.61	779.6	1.20	6.10	130	8	2,152	13.1	280.2	17.1	422	9,007	551	C1V2
MTR-158-220	511.12	457.11	-5.34	883.8	1.27	7.05	39	8	2,584	18.2	100.8	19.7	586	3,239	632	C1V2
MTR-159-208	546.88	462.99	11.62	852.4	1.72	17.35	288	21	3,368	58.4	970.0	72.3	1,879	31,185	2,324	C1V2
MTR-165-250	717.44	488.91	-0.75	977.9	1.20	2.31	73	3	2,699	6.2	196.5	9.0	201	6,317	291	C1V2
MTR-167-184	543.07	493.22	5.47	668.0	1.33	2.92	50	4	2,048	6.0	102.4	7.4	192	3,292	239	C1V2
MTR-170-222	588.34	468.36	9.96	712.9	2.38	4.01	64	5	3,899	15.6	249.5	19.2	502	8,023	617	C1V2
MTR-175-144	381.49	484.41	-1.23	1,523.7	1.35	5.43	105	7	4,721	25.6	495.7	32.7	824	15,935	1,052	C1V2
MTR-181-98	361.25	529.41	-0.27	1,086.4	2.28	21.45	118	23	5,685	121.9	668.0	131.5	3,920	21,475	4,226	C1V2
MTR-184-120	779.95	665.76	0.48	1,051.9	2.86	0.63	190	3	6,917	4.3	1,310.7	23.0	139	42,140	741	C1V2
MTR-190-62	776.3	718.81	2.83	192.1	2.96	0.35	207	3	1,306	0.5	269.7	4.3	15	8,670	138	C1V2
MTR-214-130	806.64	671.00	-5.72	1,135.3	1.33	1.96	107	3	3,468	6.8	371.0	12.1	219	11,929	388	C1V2
MTR-221-222	275.49	391.31	-11.16	981.5	1.38	4.62	56	5	3,122	14.4	174.8	16.9	464	5,621	544	C1V2

APPENDIX C
Detailed Polygon Data

Hole	LONGITUDINAL SECTION PLOTTING COORDINATES															
	X	Y	Z	Area, m²	True Thick., m	Au, g/t	Ag, g/t	AuEq, g/t	Tonnes	Au, Kg	Ag,Kg	AuEq, Kg	Au, oz	Ag, oz	AuEq, oz	STRUCTURI
MTR-236-65.85	339.92	559.66	2.96	1,180.0	1.20	1.23	157	3	3,257	4.0	512.3	11.3	128	16,471	363	C1V2
MTR-254-186	214.28	414.52	-8.37	432.1	2.72	2.64	48	3	2,707	7.1	128.6	9.0	229	4,134	289	C1V2
MTR-275-198	299.26	432.75	-15.13	1,551.5	1.62	6.11	42	7	5,781	35.3	242.8	38.8	1,136	7,806	1,247	C1V2
MTR-283-274	225.46	328.44	-20.99	1,040.5	2.55	3.35	19	4	6,112	20.5	113.1	22.1	658	3,635	710	C1V2
MTR-318-36	754.68	739.90	10.07	374.6	1.76	1.65	232	5	1,517	2.5	351.8	7.5	80	11,311	242	C1V2
MTR-322-117.25	410.85	511.18	1.39	1,015.8	1.20	1.86	104	3	2,804	5.2	291.0	9.4	167	9,356	301	C1V2
MTR-328-320	233.83	276.03	-15.02	1,963.5	1.20	6.47	20	7	5,419	35.1	106.8	36.6	1,127	3,432	1,175	C1V2
MTR-338-237.85	523.83	440.70	10.82	986.1	1.20	2.15	113	4	2,722	5.9	307.5	10.3	188	9,888	330	C1V2
MTR-375-162	410.15	455.70	5.50	1,294.8	4.14	5.14	75	6	12,326	63.4	918.3	76.5	2,037	29,523	2,459	C1V2
MTR-382-26	399.38	625.30	3.85	839.9	1.76	2.70	435	9	3,408	9.2	1,482.3	30.4	296	47,657	976	C1V2
MTR-390-148	774.74	618.18	3.85	845.6	7.42	1.44	234	5	14,434	20.8	3,373.2	69.0	669	108,450	2,217	C1V2
MTR-391-212	356.76	405.19	-11.61	977.4	1.20	3.44	75	5	2,698	9.3	202.2	12.2	298	6,499	391	C1V2
MTR-399-204	438.82	439.20	3.86	590.0	1.20	1.52	106	3	1,628	2.5	171.8	4.9	80	5,524	158	C1V2
MTR-435-168	347.69	453.62	-0.52	1,470.1	2.82	3.14	58	4	9,528	29.9	552.6	37.8	962	17,767	1,216	C1V2
MTR-436-226.87	348.25	383.06	-11.96	1,281.4	1.20	2.36	48	3	3,537	8.3	169.8	10.8	268	5,458	346	C1V2
					Totals	3.02	182	5.62	466,941	1,412.2	85,031.7	2,626.2	45,404	2,733,768	84,433	C1V2
With open stopes																
MTR-141-46	447.43	619.31	1.18	857.6	3.24	0.00	0	0	6,381	-	-	-	-	-	-	C1V2
MTR-150-54	340.04	584.96	3.38	936.4	3.40	0.00	0	0	7,327	-	-	-	-	-	-	C1V2
MTR-139 76	472.44	587.68	2.26	663.3	5.31	0.00	0	0	8,100	-	-	-	-	-	-	C1V2
MTR-101-148	561.47	520.46	8.07	873.9	2.52	0.00	0	0	5,065	-	-	-	-	-	-	C1V2
Inferred below drilling																
MTR-328-320				9,021.0	1.20	6.47	20	7	24,898	161.0	490.5	167.9	5,177	15,769	5,399	C1V2
MTR-221-222				10,480.3	1.38	4.62	56	5	33,337	154.0	1,866.9	180.7	4,952	60,019	5,809	C1V2
MTR-436-226.87				12,590.7	1.20	2.36	48	3	34,750	81.8	1,668.0	105.6	2,631	53,627	3,396	C1V2
MTR-399-204				2,743.9	1.20	1.52	106	3	7,573	11.5	799.1	22.9	371	25,691	737	C1V2
MTR-148-224				6,578.1	1.23	5.30	151	7	18,564	98.4	2,803.2	138.5	3,163	90,122	4,452	C1V2
MTR-124-259.64				16,000.2	1.20	4.60	75	6	44,161	203.1	3,329.7	250.7	6,529	107,050	8,060	C1V2
					Totals	4.35	67	5.31	163,283	709.9	10,957.3	866.4	22,824	352,278	27,854	C1V2
Inferred below drilling not included in Block Model estimate																
MTR-328-320				8,556.3	1.20	6.47	20	7	23,615	152.7	465.2	159.3	4,911	14,957	5,121	C1V2
MTR-221-222				6,906.1	1.38	4.62	56	5	21,968	101.5	1,230.2	119.1	3,263	39,551	3,828	C1V2
MTR-436-226.87				9,162.4	1.20	2.36	48	3	25,288	59.6	1,213.8	76.9	1,915	39,025	2,472	C1V2
MTR-399-204				1,593.5	1.20	1.52	106	3	4,398	6.7	464.1	13.3	215	14,920	428	C1V2
MTR-148-224				3,684.6	1.23	5.30	151	7	10,398	55.1	1,570.2	77.6	1,772	50,481	2,494	C1V2
MTR-124-259.64				9,492.3	1.20	4.60	75	6	26,199	120.5	1,975.4	148.7	3,874	63,509	4,782	C1V2
					Totals	4.43	62	5.32	111,867	496.1	6,918.9	594.8	15,949	222,442	19,124	C1V2

APPENDIX C
Detailed Polygon Data

Hole	LONGITUDINAL SECTION PLOTTING COORDINATES X	Y	Z	Area, m^2	True Thick., m	Au, g/t	Ag, g/t	AuEq, g/t	Tonnes	Au, Kg	Ag,Kg	AuEq, Kg	Au, oz	Ag, oz	AuEq, oz	STRUCTURE
SHEAR C1 STRUCTURE 3																
DFR- 01-80	744.55	700.19	-5.93	236.3	2.50	0.60	268	4.42	1,357	0.8	362.9	6.0	26	11,667	193	C1V3
DFR- 02-117.75	720.20	661.06	1.69	615.0	1.20	0.36	235	3.71	1,697	0.6	398.1	6.3	20	12,797	203	C1V3
DFR- 05-32	736.74	729.54	6.11	870.0	8.38	2.90	242	6.36	16,758	48.7	4,053.7	106.6	1,565	130,325	3,426	C1V3
DFR- 09-91.9	708.04	677.77	-4.11	437.4	1.20	0.55	260	4.28	1,207	0.7	314.1	5.2	22	10,099	166	C1V3
DFR- 19-66	241.01	555.85	-8.72	346.2	1.22	3.95	99	5.36	968	3.8	95.8	5.2	123	3,081	167	C1V3
LMR- 09-105.57	773.33	676.92	-11.67	925.5	1.20	0.48	202	3.36	2,554	1.2	515.2	8.6	40	16,564	276	C1V3
MTC- 13-64	755.77	712.04	-1.97	266.6	1.51	0.42	192	3.16	927	0.4	178.0	2.9	13	5,722	94	C1V3
MTC- 18-142	671.57	606.52	-10.88	423.1	1.68	18.25	106	19.76	1,636	29.9	173.4	32.3	960	5,575	1,039	C1V3
MTC- 30-72	286.37	548.38	-11.60	468.5	1.28	20.20	244	23.69	1,380	27.9	336.8	32.7	896	10,828	1,051	C1V3
MTC- 32-240	756.53	506.35	-11.49	1,106.4	1.28	3.44	6	3.53	3,252	11.2	19.5	11.5	360	627	369	C1V3
MTC- 35-280	560.52	412.87	-3.60	1,083.3	1.32	4.30	4	4.36	3,284	14.1	13.1	14.3	454	422	460	C1V3
MTC- 51-224	650.02	487.90	-11.95	1,124.3	1.28	3.27	1	3.28	3,302	10.8	1.7	10.8	347	53	348	C1V3
MTR- 25-172	731.85	591.31	-0.08	1,066.7	4.57	1.48	165	3.84	11,215	16.6	1,853.8	43.1	535	59,600	1,386	C1V3
MTR- 32-36	279.96	600.42	-13.72	1,595.0	1.79	2.39	107	3.92	6,548	15.7	700.7	25.7	503	22,527	825	C1V3
MTR- 33-42	306.69	586.03	-1.98	770.5	5.67	1.78	116	3.44	10,055	17.9	1,166.4	34.6	575	37,499	1,111	C1V3
MTR- 38-40	337.81	609.90	-4.22	1,677.7	1.74	1.89	138	3.86	6,699	12.7	924.4	25.9	407	29,720	831	C1V3
MTR- 40-124	440.71	521.28	-15.48	1,203.7	1.40	3.98	57	4.79	3,884	15.5	221.4	18.6	497	7,118	598	C1V3
MTR- 50-164	666.55	579.64	-9.36	999.8	1.69	1.94	95	3.29	3,889	7.5	369.4	12.8	243	11,877	411	C1V3
MTR- 54-88	287.97	530.28	-11.35	694.2	1.25	4.40	102	5.86	1,999	8.8	203.9	11.7	283	6,555	377	C1V3
MTR- 64-124	688.34	611.79	-4.38	734.0	1.49	1.57	160	3.86	2,519	4.0	403.0	9.7	127	12,957	313	C1V3
MTR- 66-94	582.92	611.92	-4.63	889.5	2.79	2.22	148	4.33	5,698	12.6	843.3	24.7	407	27,111	793	C1V3
MTR- 74-82	694.12	666.01	-3.15	966.9	1.69	0.56	174	3.04	3,758	2.1	653.9	11.4	68	21,024	367	C1V3
MTR- 77-102	747.63	665.89	2.44	556.6	1.47	0.76	283	4.80	1,881	1.4	532.2	9.0	46	17,111	290	C1V3
MTR- 78-108	690.96	634.90	-2.17	912.6	1.64	2.06	177	4.59	3,451	7.1	610.7	15.8	229	19,635	509	C1V3
MTR- 84-58	757.05	715.84	0.60	162.1	2.84	0.20	234	3.54	1,058	0.2	247.5	3.7	7	7,958	120	C1V3
MTR- 90-66	728.63	692.31	2.42	471.1	1.34	0.48	193	3.24	1,448	0.7	279.4	4.7	22	8,982	151	C1V3
MTR- 94-208	721.00	543.52	-17.21	713.3	1.29	14.45	24	14.79	2,113	30.5	50.7	31.3	982	1,630	1,005	C1V3
MTR- 95-244	699.63	496.50	-1.84	1,215.3	1.24	4.46	37	4.99	3,471	15.5	128.4	17.3	498	4,130	557	C1V3
MTR- 96-126	608.16	566.20	-0.24	994.3	1.41	5.25	132	7.14	3,229	17.0	426.2	23.1	545	13,703	741	C1V3
MTR-110-88	623.96	616.77	3.30	1,175.0	1.24	2.44	93	3.77	3,351	8.2	311.6	12.6	263	10,019	406	C1V3
MTR-113-246	450.38	438.57	-11.99	1,706.4	1.60	4.58	97	5.97	6,276	28.7	608.7	37.5	924	19,571	1,205	C1V3
MTR-115-128	658.88	604.39	-14.77	293.3	1.49	2.84	90	4.13	1,005	2.9	90.5	4.2	92	2,908	133	C1V3
MTR-136-120	712.72	631.80	-14.15	750.7	1.38	0.90	227	4.14	2,379	2.1	540.1	9.8	69	17,364	317	C1V3
MTR-145-62	288.91	560.96	-10.54	611.5	2.44	3.27	247	6.79	3,432	11.2	845.9	23.3	361	27,197	749	C1V3
MTR-153-168	595.13	525.31	3.26	990.5	1.25	2.90	64	3.81	2,854	8.3	182.7	10.9	266	5,873	350	C1V3
MTR-156-208	731.93	540.09	-1.08	876.6	2.26	14.68	140	16.68	4,549	66.7	636.8	75.8	2,146	20,473	2,438	C1V3
MTR-158-234	512.59	446.40	-14.24	1,080.5	1.27	3.45	11	3.61	3,161	10.9	34.8	11.4	351	1,118	367	C1V3
MTR-184-130	781.27	659.54	-6.62	830.3	1.40	0.46	188	3.14	2,677	1.2	503.3	8.4	40	16,183	270	C1V3
MTR-188-210	797.22	566.24	-20.27	1,357.3	1.30	3.14	4	3.20	4,055	12.7	16.2	13.0	409	521	417	C1V3
MTR-214-138	807.90	665.15	-11.03	1,291.2	1.32	1.07	169	3.48	3,932	4.2	664.5	13.7	135	21,363	440	C1V3
MTR-241-120	352.63	491.80	-3.55	1,755.4	10.17	4.74	94	6.09	41,077	194.6	3,877.7	250.1	6,257	124,668	8,040	C1V3
MTR-265-80	259.43	530.68	-16.99	744.6	2.96	15.88	299	20.14	5,064	80.4	1,511.7	102.0	2,585	48,602	3,279	C1V3
MTR-275-204	301.04	427.77	-19.99	1,195.3	6.47	11.62	79	12.75	17,773	206.5	1,409.4	226.6	6,640	45,312	7,285	C1V3
MTR-283-280	225.87	324.61	-24.82	1,030.9	1.28	3.31	15	3.52	3,023	10.0	45.3	10.6	322	1,458	342	C1V3
MTR-315-70	154.10	504.93	-8.56	704.7	1.51	3.87	291	8.03	2,454	9.5	714.1	19.7	305	22,959	634	C1V3
MTR-328-332	234.87	265.67	-21.02	1,963.5	1.20	8.03	10	8.17	5,419	43.5	54.2	44.3	1,399	1,742	1,424	C1V3
MTR-384-218	312.62	387.15	-19.75	1,874.3	1.29	24.30	41	24.89	5,578	135.6	228.7	138.8	4,358	7,353	4,464	C1V3
MTR-389-130	288.57	472.25	-20.50	1,123.6	5.59	16.13	227	19.38	14,456	233.2	3,284.4	280.1	7,497	105,593	9,006	C1V3

	LONGITUDINAL SECTION PLOTTING COORDINATES				True											
Hole	X	Y	Z	Area, m²	Thick., m	Au, g/t	Ag, g/t	AuEq, g/t	Tonnes	Au, Kg	Ag,Kg	AuEq, Kg	Au, oz	Ag, oz	AuEq, oz	STRUCTURE
MTR-439-26	155.31	537.08	-13.93	1,059.8	3.01	1.91	123	3.66	7,332	14.0	898.2	26.8	450	28,877	863	C1V3
MTR-440-166	321.30	442.42	-13.26	1,044.6	1.35	3.13	35	3.63	3,239	10.1	113.4	11.8	326	3,644	378	C1V3
MTR-444-128	311.16	473.65	-14.72	1,273.1	3.61	3.64	72	4.67	10,579	38.5	761.7	49.4	1,239	24,489	1,588	C1V3
C1V3				Totals		5.55	126	7.35	264,902	1,469.0	33,411.7	1,946.3	47,229	1,074,185	62,575	C1V3
Inferred below drilling																
MTR-328-332				9,021.7	1.20	8.03	10	8.17	24,900	199.9	249.0	203.5	6,428	8,005	6,543	C1V3
MTR-275-204				3,073.1	6.47	11.62	79	12.75	45,695	531.0	3,623.6	582.6	17,071	116,499	18,731	C1V3
MTR-384-218				15,074.4	1.29	24.30	41	24.89	44,865	1,090.2	1,839.4	1,116.7	35,050	59,138	35,901	C1V3
MTR-113-246				17,402.2	1.60	4.58	97	5.97	64,000	293.1	6,208.0	382.1	9,424	199,587	12,284	C1V3
MTR-158-234				4,568.8	1.27	3.45	11	3.61	13,366	46.1	147.0	48.3	1,483	4,727	1,551	C1V3
				Totals		11.20	63	12.10	192,826	2,160.3	12,067.1	2,333.1	69,455	387,957	75,010	C1V3
Inferred below drilling not included in Block Model estimate																
MTR-328-332				8,864.3	1.20	8.03	10	8.17	24,466	196.4	244.7	200.0	6,315	7,866	6,429	C1V3
MTR-275-204				1,840.4	6.47	11.62	79	12.75	27,366	318.0	2,170.1	348.9	10,224	69,770	11,218	C1V3
MTR-384-218				10,804.0	1.29	24.30	41	24.89	32,155	781.4	1,318.3	800.3	25,121	42,385	25,731	C1V3
MTR-113-246				10,348.2	1.60	4.58	97	5.97	38,058	174.3	3,691.6	227.2	5,604	118,685	7,305	C1V3
MTR-158-234				2,356.5	1.27	3.45	11	3.61	6,894	23.8	75.8	24.9	765	2,438	800	C1V3
				Totals		11.59	58	12.42	128,938	1,493.9	7,500.6	1,601.3	48,028	241,143	51,482	C1V3

APPENDIX C
Detailed Polygon Data

Hole	LONGITUDINAL SECTION PLOTTING COORDINATES															
Hole	X	Y	Z	Area, m²	True Thick., m	Au, g/t	Ag, g/t	AuEq, g/t	Tonnes	Au, Kg	Ag,Kg	AuEq, Kg	Au, oz	Ag, oz	AuEq, oz	STRUCTURE
SHEAR C2 STRUCTURE 1																
MTC- 10-44	417.90	599.22	20.53	250.1	1.54	10.80	135	12.73	886	9.6	119.6	11.3	308	3,845	363	C2V1
MTC- 15-44	395.55	595.33	14.37	326.0	1.56	1.43	145	3.50	1,170	1.7	169.6	4.1	54	5,453	132	C2V1
MTC- 20-174	432.38	472.88	7.43	668.1	1.56	1.50	117	3.17	2,397	3.6	280.5	7.6	116	9,017	244	C2V1
MTC- 22-118	393.10	506.88	21.25	400.0	1.55	2.55	88	3.81	1,426	3.6	125.5	5.4	117	4,034	175	C2V1
MTC- 54-64	363.23	558.32	7.31	441.1	2.98	4.28	196	7.07	3,024	12.9	591.1	21.4	416	19,004	687	C2V1
MTR- 02-36	421.59	609.40	24.18	208.1	3.41	5.10	225	8.30	1,632	8.3	367.3	13.5	268	11,808	436	C2V1
MTR- 46-7.98	649.96	706.92	14.25	759.8	1.20	0.13	553	8.03	2,097	0.3	1,159.4	16.8	9	37,276	541	C2V1
MTR-106-50	440.64	597.81	24.10	589.5	1.45	1.89	247	5.41	1,966	3.7	485.6	10.6	119	15,612	342	C2V1
MTR-113-36	415.81	608.48	21.14	442.4	1.65	0.45	233	3.78	1,679	0.8	391.2	6.3	24	12,577	204	C2V1
MTR-116-54	426.32	590.01	19.56	622.7	3.01	3.19	151	5.35	4,311	13.8	650.9	23.1	442	20,927	741	C2V1
MTR-130-40	395.59	596.21	12.35	605.4	4.61	4.02	123	5.77	6,419	25.8	787.6	37.0	830	25,321	1,191	C2V1
MTR-140-54	364.26	567.67	7.92	353.9	3.97	1.80	200	4.65	3,231	5.8	646.2	15.0	187	20,776	483	C2V1
MTR-152-66	393.79	573.20	7.19	721.7	1.42	9.03	226	12.26	2,357	21.3	532.7	28.9	684	17,125	929	C2V1
MTR-164-102	441.38	552.66	10.78	954.8	2.92	6.88	410	12.74	6,413	44.1	2,629.2	81.7	1,418	84,527	2,627	C2V1
MTR-179-42	443.52	615.98	19.82	295.4	1.72	3.74	115	5.38	1,169	4.4	134.4	6.3	141	4,321	202	C2V1
MTR-182-150	464.31	510.12	8.60	768.3	1.39	2.17	81	3.33	2,456	5.3	199.0	8.2	171	6,397	263	C2V1
MTR-193-90	416.56	550.92	8.04	737.1	4.03	5.61	233	8.95	6,832	38.3	1,594.0	61.1	1,232	51,246	1,966	C2V1
MTR-203-44	288.56	552.03	13.23	751.0	1.52	1.91	177	4.43	2,625	5.0	464.7	11.6	161	14,940	374	C2V1
MTR-206-108	332.66	512.55	1.60	837.7	1.51	4.19	330	8.90	2,909	12.2	960.1	25.9	392	30,867	832	C2V1
MTR-209-148	380.71	479.38	11.21	871.7	2.95	4.80	23	5.13	5,914	28.4	136.0	30.3	913	4,373	975	C2V1
MTR-230-180	433.68	461.90	17.97	897.2	1.51	9.05	61	9.92	3,116	28.2	190.1	30.9	907	6,111	994	C2V1
MTR-250-168	337.19	474.06	14.79	695.2	3.10	3.02	45	3.65	4,957	14.9	220.6	18.1	480	7,091	582	C2V1
MTR-251-200	372.63	443.23	5.53	665.8	1.45	2.14	90	3.43	2,220	4.8	199.8	7.6	153	6,425	245	C2V1
MTR-252-84	279.62	526.25	11.67	773.6	3.00	1.62	126	3.41	5,338	8.6	669.9	18.2	278	21,537	585	C2V1
MTR-258-206	389.38	419.14	5.30	1,235.3	4.08	4.76	92	6.08	11,592	55.1	1,069.9	70.5	1,773	34,398	2,266	C2V1
MTR-270-46	365.31	583.45	7.07	708.4	1.59	2.38	175	4.88	2,590	6.2	453.3	12.6	198	14,574	406	C2V1
MTR-282-252	366.27	394.91	6.65	1,079.4	2.67	10.85	181	13.44	6,628	71.9	1,199.7	89.1	2,312	38,571	2,864	C2V1
MTR-296-112	276.29	503.75	21.33	719.9	1.42	1.05	607	9.72	2,351	2.5	1,427.1	22.9	79	45,882	735	C2V1
MTR-303-180	546.94	509.45	8.51	863.0	2.65	1.81	190	4.53	5,260	9.5	999.4	23.8	306	32,132	766	C2V1
MTR-335-94	573.99	593.36	23.13	792.6	1.48	2.18	65	3.11	2,698	5.9	175.4	8.4	189	5,638	270	C2V1
MTR-337-208	541.20	471.86	14.43	1,497.7	1.20	2.77	34	3.25	4,134	11.4	140.5	13.4	367	4,519	432	C2V1
MTR-339-100	382.33	517.03	19.53	825.3	1.32	2.60	235	5.96	2,506	6.5	588.8	14.9	209	18,930	480	C2V1
MTR-358-154	270.39	472.89	15.57	1,043.8	2.70	4.39	213	7.43	6,482	28.4	1,380.6	48.2	914	44,387	1,548	C2V1
MTR-363-6	286.72	577.97	8.60	647.8	5.84	1.59	141	3.60	8,701	13.8	1,225.0	31.3	443	39,385	1,007	C2V1
MTR-387-216	269.78	421.43	11.29	1,165.3	3.65	24.25	255	27.90	9,782	237.2	2,497.4	272.9	7,627	80,293	8,775	C2V1
MTR-432-58	338.81	548.09	10.94	720.8	1.48	2.10	214	5.16	2,454	5.2	525.1	12.7	166	16,881	407	C2V1
					Totals	5.36	179	7.92	141,721	759.0	25,387.3	1,121.9	24,403	816,201	36,068	C2V1
Inferred below drilling																
MTR-387-216				1,666.2	3.65	24.25	255	27.90	13,987	339.2	3,571.0	390.2	10,905	114,807	12,546	C2V1
					Totals	24.25	255	27.90	13,987	339.2	3,571.0	390.2	10,905	114,807	12,546	C2V1
Inferred below drilling not included in Block Model estimate																
MTR-387-216				532.4	3.65	24.25	255	27.90	4,469	108.4	1,141.0	124.7	3,484	36,683	4,009	C2V1
					Totals	24.25	255	27.90	4,469	108.4	1,141.0	124.7	3,484	36,683	4,009	C2V1
SHEAR C2 STRUCTURE 2																
DFR- 08-64	673.70	684.66	- 5.85	203.8	1.30	5.35	31	5.79	609	3.3	18.9	3.5	105	607	113	C2V2

APPENDIX C
Detailed Polygon Data

Hole	LONGITUDINAL SECTION PLOTTING COORDINATES X	Y	Z	Area, m²	True Thick., m	Au, g/t	Ag, g/t	AuEq, g/t	Tonnes	Au, Kg	Ag,Kg	AuEq, Kg	Au, oz	Ag, oz	AuEq, oz	STRUCTURI
DFR- 13-234	363.18	426.23	- 9.13	775.6	2.25	5.70	93	7.02	4,014	22.9	371.3	28.2	735	11,936	906	C2V2
DFR- 14-228	322.12	424.99	- 9.76	523.3	3.58	4.19	300	8.48	4,308	18.1	1,292.5	36.5	581	41,555	1,175	C2V2
DFR- 16-204	410.79	471.49	2.39	573.6	1.20	3.58	25	3.94	1,583	5.7	39.4	6.2	182	1,267	201	C2V2
MTC- 15-60	398.01	585.59	1.91	441.0	1.56	2.90	39	3.46	1,582	4.6	61.7	5.5	148	1,984	176	C2V2
MTC- 21-142	334.14	479.70	- 4.96	478.5	7.24	2.13	171	4.57	7,968	17.0	1,364.1	36.4	545	43,856	1,171	C2V2
MTC- 35-88	537.03	605.51	- 12.19	246.5	1.36	0.13	239	3.54	771	0.1	184.3	2.7	3	5,924	88	C2V2
MTC- 51-16	626.04	695.07	- 9.55	263.0	1.35	1.65	238	5.05	817	1.3	194.4	4.1	43	6,249	133	C2V2
MTR- 17-80	537.16	612.61	- 11.75	247.1	2.68	5.39	255	9.04	1,523	8.2	388.3	13.8	264	12,484	443	C2V2
MTR- 95-56	677.50	683.73	- 7.70	234.3	1.49	0.61	214	3.67	803	0.5	171.9	2.9	16	5,525	95	C2V2
MTR-100-104	624.99	624.31	- 7.04	619.8	1.50	4.63	173	7.10	2,138	9.9	369.9	15.2	318	11,893	488	C2V2
MTR-103-128	654.61	620.51	- 15.28	481.8	3.15	5.59	99	6.99	3,490	19.5	343.8	24.4	627	11,053	784	C2V2
MTR-106-72	444.02	582.95	8.23	565.2	1.43	3.91	59	4.75	1,859	7.3	109.7	8.8	234	3,526	284	C2V2
MTR-116-70	428.37	580.29	8.33	556.6	1.50	7.65	11	7.81	1,920	14.7	21.1	15.0	472	679	482	C2V2
MTR-124-70	537.44	622.90	- 11.79	794.8	1.25	3.53	166	5.90	2,285	8.1	379.3	13.5	259	12,194	433	C2V2
MTR-130-66	399.15	580.37	- 6.66	250.3	3.00	3.69	50	4.41	1,727	6.4	86.4	7.6	205	2,777	245	C2V2
MTR-148-16	455.72	649.50	1.87	1,166.0	2.93	12.45	93	13.77	7,858	97.8	726.8	108.2	3,144	23,368	3,479	C2V2
MTR-157-140	469.82	533.25	- 2.82	1,204.3	1.42	2.81	53	3.57	3,933	11.1	208.5	14.0	355	6,702	451	C2V2
MTR-163-28	622.87	680.68	- 4.81	416.7	1.20	1.25	139	3.22	1,150	1.4	159.6	3.7	46	5,132	119	C2V2
MTR-174-88	616.45	628.75	- 10.70	505.5	1.32	1.61	124	3.38	1,535	2.5	190.3	5.2	79	6,119	167	C2V2
MTR-202-82	312.52	529.39	- 1.82	863.9	1.50	8.72	509	15.99	2,980	26.0	1,517.1	47.7	836	48,773	1,532	C2V2
MTR-203-72	290.80	533.71	- 7.82	777.3	1.49	3.72	114	5.35	2,664	9.9	303.7	14.3	319	9,764	458	C2V2
MTR-206-118	334.15	506.14	- 5.93	914.8	1.50	9.97	363	15.16	3,156	31.5	1,145.6	47.8	1,012	36,832	1,538	C2V2
MTR-207-168	360.33	466.50	- 5.67	808.7	1.40	2.43	100	3.86	2,604	6.3	260.4	10.1	203	8,372	323	C2V2
MTR-209-170	383.51	464.77	- 5.00	367.5	2.94	4.82	90	6.10	2,485	12.0	222.4	15.2	385	7,150	487	C2V2
MTR-224-194	402.72	441.57	2.93	917.5	1.37	1.90	113	3.51	2,891	5.5	326.7	10.1	177	10,503	326	C2V2
MTR-229-160	328.00	476.12	- 6.31	347.2	1.49	3.16	236	6.53	1,190	3.8	280.8	7.8	121	9,027	250	C2V2
MTR-230-200	436.31	449.00	2.91	1,018.6	1.50	35.00	910	48.00	3,514	123.0	3,198.0	168.7	3,954	102,814	5,423	C2V2
MTR-237-232	475.24	443.01	1.73	1,432.6	1.48	2.55	88	3.81	4,877	12.4	429.1	18.6	400	13,797	597	C2V2
MTR-243-206	326.42	441.45	- 6.20	615.1	1.45	3.11	328	7.80	2,051	6.4	672.8	16.0	205	21,630	514	C2V2
MTR-249-158	429.49	486.25	2.53	839.1	2.99	3.83	75	4.90	5,770	22.1	429.9	28.3	711	13,821	909	C2V2
MTR-250-186	339.29	462.30	0.01	558.9	4.66	3.07	59	3.91	5,990	18.4	355.2	23.4	591	11,421	753	C2V2
MTR-251-214	374.29	433.74	- 4.62	550.4	1.45	7.86	439	14.13	1,835	14.4	805.8	25.9	464	25,905	834	C2V2
MTR-258-216	390.05	412.57	- 0.81	1,223.2	2.72	5.05	141	7.06	7,652	38.6	1,078.9	54.0	1,241	34,688	1,737	C2V2
MTR-269-132	417.62	509.59	- 1.29	930.4	1.28	11.80	182	14.40	2,739	32.3	498.5	39.4	1,039	16,028	1,268	C2V2
MTR-272-144	444.69	511.38	0.78	741.8	1.37	51.80	952	65.40	2,337	121.1	2,225.2	152.9	3,893	71,539	4,915	C2V2
MTR-276-96	387.17	543.87	3.21	1,022.4	1.35	8.39	377	13.78	3,175	26.6	1,196.9	43.7	856	38,479	1,406	C2V2
MTR-278-248	342.63	405.65	- 1.26	960.1	2.88	7.00	45	7.64	6,360	44.5	286.2	48.6	1,430	9,201	1,562	C2V2
MTR-282-264	367.07	386.73	- 0.66	1,107.7	1.32	2.52	61	3.39	3,363	8.5	205.1	11.4	272	6,595	367	C2V2
MTR-284-178	305.28	446.97	- 5.72	1,025.7	2.70	5.88	74	6.93	6,370	37.5	468.2	44.1	1,204	15,052	1,419	C2V2
MTR-285-172	384.68	456.28	- 3.12	417.7	1.30	38.00	1715	62.50	1,249	47.5	2,141.7	78.1	1,526	68,857	2,509	C2V2
MTR-292-230	325.33	416.74	- 9.14	681.9	2.86	2.67	241	6.11	4,486	12.0	1,081.0	27.4	385	34,755	881	C2V2
MTR-303-200	549.35	495.39	- 4.03	1,061.8	1.31	2.36	71	3.37	3,199	7.6	227.2	10.8	243	7,303	347	C2V2
MTR-323-82	259.79	527.98	- 1.17	880.8	1.38	16.15	139	18.14	2,796	45.1	388.6	50.7	1,452	12,493	1,630	C2V2
MTR-326-114	609.96	595.72	- 1.38	1,480.4	1.21	2.44	81	3.60	4,120	10.1	333.7	14.8	323	10,729	477	C2V2
MTR-332-152	403.95	482.03	0.49	294.3	1.24	3.07	61	3.94	839	2.6	51.2	3.3	83	1,646	106	C2V2
MTR-338-36	507.70	644.81	2.71	255.2	4.32	4.10	83	5.28	2,535	10.4	209.7	13.4	334	6,741	430	C2V2
MTR-342-142	254.82	474.02	- 2.56	1,025.4	2.39	3.75	164	6.09	5,637	21.1	924.4	34.3	680	29,719	1,104	C2V2
MTR-352-284	324.98	360.68	- 8.01	1,581.4	1.20	2.79	84	3.99	4,365	12.2	367.9	17.4	391	11,829	560	C2V2
MTR-363-22	288.50	568.55	- 1.60	983.3	2.91	1.22	188	3.89	6,581	8.0	1,234.0	25.6	257	39,674	823	C2V2
MTR-365-190	249.25	439.33	- 0.06	936.5	1.20	0.13	553	8.03	2,585	0.3	1,429.1	20.8	11	45,946	667	C2V2

Hole	LONGITUDINAL SECTION PLOTTING COORDINATES			Area, m²	True Thick., m	Au, g/t	Ag, g/t	AuEq, g/t	Tonnes	Au, Kg	Ag,Kg	AuEq, Kg	Au, oz	Ag, oz	AuEq, oz	STRUCTURE
	X	Y	Z													
MTR-373-166	571.88	531.52 -	1.60	863.1	2.94	4.71	109	6.26	5,836	27.5	633.2	36.5	883	20,358	1,175	C2V2
MTR-387-228	271.15	410.34	2.86	1,450.6	6.00	3.82	94	5.16	20,018	76.5	1,873.7	103.3	2,458	60,239	3,321	C2V2
MTR-388-270	289.57	374.03 -	9.28	1,155.6	3.67	6.38	49	7.07	9,755	62.2	475.1	69.0	2,000	15,273	2,217	C2V2
MTR-405-16	404.85	635.91 -	8.06	1,193.9	1.57	5.47	529	13.03	4,311	23.6	2,280.5	56.2	758	73,319	1,806	C2V2
MTR-410-188	633.85	526.22 -	8.08	1,307.2	1.20	3.37	136	5.31	3,608	12.2	490.7	19.2	391	15,775	616	C2V2
MTR-422-286	564.52	410.36 -	2.68	1,580.3	1.23	3.72	4	3.78	4,471	16.6	17.9	16.9	535	575	543	C2V2
MTR-432-68	340.96	540.92	2.88	758.2	2.91	4.62	104	6.10	5,074	23.4	525.2	31.0	754	16,885	995	C2V2
					Totals	5.887071	171.49654	8.337592	217341.56	1279.505	37273.326	1812.105	41136.094	1198337.42	58259.181	C2V2
Inferred below drilling																
MTR-387-228				2,564.6	6.00	3.82	94	5.16	35,391	135.2	3,312.6	182.6	4,347	106,501	5,871	C2V2
MTR-388-270				5,256.1	3.67	6.38	49	7.07	44,367	282.9	2,160.7	313.7	9,096	69,465	10,085	C2V2
MTR-352-284				4,867.3	1.20	2.79	84	3.99	13,434	37.4	1,132.5	53.6	1,203	36,409	1,723	C2V2
MTR-422-286				3,590.2	1.23	3.72	4	3.78	10,157	37.8	40.6	38.4	1,215	1,306	1,234	C2V2
					Totals	4.773465	64.310535	5.692244	103348.55	493.3307	6646.4005	588.2851	15860.582	213681.775	18913.367	C2V2
Inferred below drilling not included in Block Model estimate																
MTR-387-228				1,433.2	6.00	3.82	94	5.16	19,779	75.6	1,851.3	102.1	2,429	59,518	3,281	C2V2
MTR-388-270				2,772.7	3.67	6.38	49	7.07	23,405	149.3	1,139.8	165.5	4,798	36,645	5,320	C2V2
MTR-352-284				2,417.5	1.20	2.79	84	3.99	6,672	18.6	562.5	26.6	598	18,083	856	C2V2
MTR-422-286				1,940.7	1.23	3.72	4	3.78	5,490	20.4	22.0	20.8	657	706	667	C2V2
					Totals	4.766729	64.603176	5.689753	55345.654	263.8177	3575.505	314.9031	8481.7393	114952.486	10124.135	C2V2

APPENDIX C
Detailed Polygon Data

Hole	LONGITUDINAL SECTION PLOTTING COORDINATES X	Y	Z	Area, m²	True Thick., m	Au, g/t	Ag, g/t	AuEq, g/t	Tonnes	Au, Kg	Ag,Kg	AuEq, Kg	Au, oz	Ag, oz	AuEq, oz	STRUCTURI
SHEAR C2 STRUCTURE 3																
DFR- 08-72	671.24	679.12	- 11.07	307.4	1.31	1.71	531	9.29	926	1.6	491.9	8.6	51	15,813	277	C2V3
DFR- 14-254	314.24	407.38	- 24.05	1,417.4	1.20	3.63	24	3.96	3,912	14.2	93.1	15.5	456	2,993	498	C2V3
MTC- 21-170	338.08	463.59	- 22.31	332.2	1.44	7.45	105	8.95	1,100	8.2	115.5	9.8	264	3,714	317	C2V3
MTC- 23-148	310.00	474.04	- 12.49	621.5	2.89	2.31	96	3.68	4,131	9.5	396.6	15.2	307	12,749	489	C2V3
MTC- 37-74	651.65	649.70	- 18.56	756.4	1.20	4.32	357	9.42	2,088	9.0	744.7	19.7	290	23,942	632	C2V3
MTR- 47-62	542.58	649.82	- 15.52	594.2	1.79	1.45	150	3.59	2,446	3.5	366.9	8.8	114	11,797	282	C2V3
MTR- 99-112	597.90	608.21	- 24.00	451.3	2.99	4.33	70	5.32	3,104	13.4	215.7	16.5	432	6,935	531	C2V3
MTR-129-102	591.24	614.27	- 25.12	251.2	1.44	2.76	77	3.86	832	2.3	64.1	3.2	74	2,060	103	C2V3
MTR-154-6	545.17	677.27	- 18.17	618.6	1.36	1.97	279	5.95	1,935	3.8	539.9	11.5	123	17,356	370	C2V3
MTR-159-34	540.85	650.40	- 16.69	304.1	1.35	2.49	111	4.08	944	2.4	104.8	3.9	76	3,370	124	C2V3
MTR-198-38	269.48	555.87	- 16.47	243.2	3.05	5.25	163	7.58	1,706	8.9	278.1	12.9	288	8,941	416	C2V3
MTR-207-174	361.31	462.33	- 9.87	901.2	1.40	1.97	92	3.28	2,902	5.7	267.0	9.5	184	8,583	306	C2V3
MTR-220-60	264.59	543.24	- 17.04	529.3	4.48	1.72	140	3.73	5,454	9.4	765.2	20.3	302	24,601	654	C2V3
MTR-237-254	478.57	428.51	- 14.48	1,542.3	1.46	9.63	64	10.54	5,179	49.9	331.5	54.6	1,603	10,656	1,755	C2V3
MTR-243-218	327.79	433.28	- 14.88	811.0	1.44	10.65	47	11.32	2,686	28.6	126.2	30.4	920	4,058	977	C2V3
MTR-249-188	433.24	467.38	- 19.18	1,067.9	1.50	21.40	32	21.86	3,684	78.8	117.9	80.5	2,535	3,790	2,589	C2V3
MTR-250-198	340.43	455.43	- 8.50	514.9	3.09	4.57	64	5.48	3,659	16.7	232.4	20.1	537	7,470	645	C2V3
MTR-251-240	377.30	415.96	- 23.35	722.2	1.42	2.92	72	3.95	2,359	6.9	169.8	9.3	221	5,460	300	C2V3
MTR-275-42	268.02	562.49	- 21.24	417.1	1.76	18.10	372	23.41	1,688	30.6	628.1	39.5	983	20,194	1,271	C2V3
MTR-282-274	367.92	377.74	- 8.56	1,325.5	3.94	4.28	58	5.10	12,012	51.4	693.1	61.3	1,653	22,282	1,970	C2V3
MTR-299-198	544.79	494.00	- 20.83	652.5	1.25	2.51	34	3.00	1,876	4.7	63.8	5.6	151	2,051	181	C2V3
MTR-303-212	550.99	485.70	- 12.55	850.3	2.62	3.67	70	4.66	5,124	18.8	356.1	23.9	604	11,449	768	C2V3
MTR-323-94	261.14	519.38	- 9.44	775.5	1.37	5.78	290	9.92	2,444	14.1	708.7	24.2	454	22,783	779	C2V3
MTR-324-166	230.54	462.00	- 24.37	1,338.6	1.22	0.79	167	3.17	3,756	3.0	627.3	11.9	95	20,166	383	C2V3
MTR-342-180	259.17	443.83	- 25.22	935.0	2.39	6.97	129	8.81	5,139	35.8	660.4	45.3	1,152	21,232	1,456	C2V3
MTR-358-208	276.51	433.52	- 19.38	475.1	1.29	0.93	147	3.03	1,410	1.3	207.2	4.3	42	6,662	137	C2V3
MTR-365-218	252.80	415.57	- 16.20	983.6	2.21	5.34	190	8.05	5,000	26.7	947.4	40.2	858	30,460	1,294	C2V3
MTR-376-191.72	607.38	518.04	- 22.77	1,017.8	1.20	1.75	349	6.73	2,809	4.9	979.8	18.9	158	31,500	608	C2V3
MTR-395-256	244.37	390.05	- 17.02	1,159.0	1.24	4.94	121	6.67	3,305	16.3	400.0	22.0	525	12,859	709	C2V3
MTR-403-134	474.64	540.28	- 17.98	729.4	1.20	1.39	167	3.78	2,013	2.8	336.8	7.6	90	10,828	245	C2V3
MTR-432-104	347.60	517.22	- 22.00	587.2	1.40	2.04	112	3.64	1,891	3.9	211.8	6.9	124	6,808	221	C2V3
MTR-441-0	268.83	587.29	- 24.36	378.5	3.40	50.70	536	58.36	2,960	150.1	1,586.7	172.8	4,825	51,011	5,554	C2V3
					3.4	6.342771	137.629	8.308699	100474.62	637.2876	13828.222	834.8134	20488.795	444577.337	26839.251	C2V3
Inferred below drilling																
MTR-395-256				4,563.0	1.24	4.94	121	6.67	13,014	64.3	1,574.7	86.8	2,067	50,625	2,791	C2V3
MTR-365-218				673.2	2.21	5.34	190	8.05	3,422	18.3	648.5	27.5	587	20,848	886	C2V3
DFR- 14-254				7,103.6	1.20	3.63	24	3.96	19,606	71.1	466.6	77.6	2,285	15,002	2,496	C2V3
MTR-237-254				6,149.4	1.46	9.63	64	10.54	20,650	198.9	1,321.6	217.6	6,393	42,489	6,997	C2V3
					Totals	6.22	71	7.23	56,691	352.5	4,011.3	409.6	11,332	128,965	13,170	C2V3
Inferred below drilling not included in Block Model estimate																
MTR-395-256				2,881.0	1.24	4.94	121	6.67	8,217	40.6	994.2	54.8	1,305	31,963	1,762	C2V3
MTR-365-218				246.4	2.21	5.34	190	8.05	1,253	6.7	237.4	10.1	215	7,631	324	C2V3
DFR- 14-254				2,186.3	1.20	3.63	24	3.96	6,034	21.9	143.6	23.9	703	4,617	768	C2V3
MTR-237-254				1,656.6	1.46	9.63	64	10.54	5,563	53.6	356.0	58.6	1,722	11,446	1,885	C2V3
					Totals	5.83	82	7.00	21,066	122.7	1,731.2	147.4	3,945	55,658	4,739	C2V3

APPENDIX C
Detailed Polygon Data

Hole	LONGITUDINAL SECTION PLOTTING COORDINATES X	Y	Z	Area, m²	True Thick., m	Au, g/t	Ag, g/t	AuEq, g/t	Tonnes	Au, Kg	Ag,Kg	AuEq, Kg	Au, oz	Ag, oz	AuEq, oz	TRUCTURI
SHEAR S3 STRUCTURE 1																
DFR- 16-56	426.06	630.30	- 15.57	522.4	1.20	2.27	72	3.29	1,442	3.3	103.1	4.7	105	3,314	152	S3V1
MTC-20 126	395.97	542.16	- 19.00	569.4	1.21	2.52	265	6.31	1,586	4.0	420.3	10.0	128	13,511	322	S3V1
MTR- 57-38	351.59	625.93	- 21.09	498.2	1.96	3.18	420	9.17	2,246	7.1	942.2	20.6	229	30,291	662	S3V1
MTR-113 22	345.28	645.49	- 23.38	258.8	1.30	0.89	188	3.58	771	0.7	144.9	2.8	22	4,658	89	S3V1
MTR-130-40	325.62	618.35	- 20.63	400.4	3.51	4.02	123	5.77	3,233	13.0	396.6	18.7	418	12,752	600	S3V1
MTR-131-109.27	279.50	525.02	- 13.17	1,541.2	1.20	1.43	128	3.26	4,254	6.1	546.2	13.9	196	17,560	446	S3V1
MTR-152 66	327.85	594.69	- 23.50	911.0	1.20	7.84	201	10.71	2,514	19.7	505.4	26.9	633	16,248	865	S3V1
MTR-157-25.94	407.81	657.62	- 21.51	900.6	1.20	1.13	251	4.72	2,486	2.8	624.1	11.7	91	20,066	378	S3V1
MTR-209-170	346.06	486.84	- 18.96	788.7	2.18	4.82	90	6.10	3,955	19.1	353.9	24.1	613	11,379	776	S3V1
MTR-244-78	101.73	529.44	- 17.46	1,042.6	4.62	4.55	207	7.51	11,078	50.4	2,297.6	83.2	1,619	73,869	2,673	S3V1
MTR-249-112	385.61	553.61	- 24.32	971.7	2.23	4.67	185	7.31	4,984	23.3	919.5	36.4	748	29,561	1,170	S3V1
MTR-251-239.69	344.13	434.75	- 23.49	1,127.7	1.20	2.58	63	3.48	3,113	8.0	195.5	10.8	259	6,284	348	S3V1
MTR-254-247.59	122.44	374.09	- 15.70	546.1	1.20	2.68	71	3.69	1,507	4.0	106.6	5.6	130	3,426	179	S3V1
MTR-255-222	102.52	389.37	- 4.57	1,417.8	1.20	2.21	71	3.22	3,913	8.7	277.8	12.6	278	8,932	405	S3V1
MTR-258-216.00	369.23	439.42	- 17.96	1,447.0	1.88	5.05	141	7.06	6,257	31.6	882.2	44.2	1,015	28,363	1,420	S3V1
MTR-266-146	121.04	450.13	- 19.53	1,852.7	1.20	6.92	100	8.36	5,113	35.4	511.9	42.7	1,138	16,456	1,374	S3V1
MTR-276-96	329.79	564.42	- 19.92	1,175.2	1.20	6.06	284	10.12	3,244	19.7	920.8	32.8	632	29,605	1,056	S3V1
MTR-282-274.00	360.42	400.53	- 4.41	1,455.8	2.71	4.28	58	5.10	9,074	38.8	523.6	46.3	1,249	16,833	1,489	S3V1
MTR-285-172	350.61	478.96	- 18.45	716.6	1.20	24.80	1118	40.77	1,978	49.1	2,210.2	80.6	1,577	71,058	2,592	S3V1
MTR-323-286.00	216.73	349.88	- 22.42	1,963.5	1.87	3.97	42	4.57	8,445	33.5	354.7	38.6	1,077	11,403	1,239	S3V1
MTR-363-162.00	228.07	453.82	- 19.78	1,118.6	1.20	4.27	16	4.50	3,087	13.2	48.8	13.9	424	1,568	447	S3V1
					Totals	4.64	158	6.89	84,278	391.3	13,285.8	581.1	12,580	427,139	18,682	S3V1
Inferred below drilling																
MTR-255-222				1,587.2	1.20	2.21	71	3.22	4,381	9.7	311.0	14.1	311	9,999	454	S3V1
MTR-323-286.00				6,521.1	1.87	3.97	42	4.57	28,047	111.2	1,178.0	128.0	3,575	37,872	4,116	S3V1
MTR-282-274.00				6,336.9	2.71	4.28	58	5.10	39,498	169.1	2,279.0	201.6	5,435	73,271	6,480	S3V1
					Totals	4.03	52	4.78	71,926	289.9	3,768.0	343.7	9,322	121,142	11,050	S3V1
Inferred below drilling not included in Block Model estimate																
MTR-255-222				586.6	1.20	2.21	71	3.22	1,619	3.6	115.0	5.2	115	3,696	168	S3V1
MTR-323-286.00				3,460.2	1.87	3.97	42	4.57	14,882	59.0	625.1	67.9	1,897	20,095	2,184	S3V1
MTR-282-274.00				3,078.2	2.71	4.28	58	5.10	19,187	82.1	1,107.1	97.9	2,640	35,592	3,148	S3V1
					Totals	4.05	52	4.79	35,688	144.7	1,847.1	171.1	4,652	59,383	5,500	S3V1

APPENDIX C
Detailed Polygon Data

Hole	LONGITUDINAL SECTION PLOTTING COORDINATES X	Y	Z	Area, m²	True Thick., m	Au, g/t	Ag, g/t	AuEq, g/t	Tonnes	Au, Kg	Ag,Kg	AuEq, Kg	Au, oz	Ag, oz	AuEq, oz	STRUCTURI
SHEAR S3 STRUCTURE 2																
DFR- 13-234	340.98	442.65	- 4.43	932.6	1.20	2.46	44	3.09	2,574	6.3	113.8	8.0	203	3,658	256	S3V2
MTC- 22-118	357.83	535.31	- 10.83	574.6	1.22	2.55	88	3.81	1,612	4.1	141.9	6.1	132	4,562	198	S3V2
MTR-130-32	328.24	625.99	- 16.51	381.0	1.20	2.29	147	4.39	1,052	2.4	154.8	4.6	77	4,977	148	S3V2
MTR-206-148	294.33	494.17	- 0.99	990.1	1.20	3.96	63	4.85	2,733	10.8	171.1	13.3	348	5,500	426	S3V2
MTR-207-173.83	329.31	479.54	- 4.63	982.0	1.20	1.93	87	3.17	2,710	5.2	234.7	8.6	168	7,546	276	S3V2
MTR-209-148	351.31	504.46	- 6.87	866.6	2.19	4.80	23	5.13	4,365	21.0	100.4	22.4	674	3,228	720	S3V2
MTR-224-151.74	379.56	505.05	- 5.33	1,411.6	1.20	3.46	33	3.94	3,896	13.5	128.6	15.3	434	4,133	493	S3V2
MTR-250 198	319.16	469.71	11.68	582.1	2.22	4.57	64	5.48	2,972	13.6	188.7	16.3	436	6,068	523	S3V2
MTR-251-226	347.22	446.00	- 16.28	627.9	1.20	2.88	44	3.50	1,733	5.0	75.4	6.1	161	2,424	195	S3V2
MTR-255-198	107.86	409.00	8.11	1,145.8	1.20	2.83	75	3.89	3,162	8.9	235.9	12.3	288	7,585	396	S3V2
MTR-258 206	371.12	447.14	- 14.68	1,373.2	2.82	4.76	92	6.08	8,900	42.3	821.5	54.1	1,361	26,411	1,739	S3V2
MTR-282-264	362.67	410.70	0.11	1,441.9	1.20	2.25	51	2.98	3,980	8.9	204.2	11.9	288	6,564	381	S3V2
MTR-283-280	156.54	336.88	- 2.42	1,038.8	1.20	2.92	15	3.13	2,867	8.4	44.2	9.0	269	1,420	289	S3V2
MTR-295-141.46	85.21	447.75	- 14.60	1,266.0	1.20	2.35	59	3.20	3,494	8.2	207.5	11.2	264	6,673	359	S3V2
MTR-309-146	435.08	520.00	- 2.58	965.8	1.20	3.62	29	4.03	2,666	9.6	78.1	10.8	310	2,511	346	S3V2
MTR-311-70.00	80.39	532.83	- 7.47	1,656.4	2.74	4.87	152	7.04	10,439	50.8	1,581.4	73.4	1,634	50,843	2,361	S3V2
MTR-319-276.00	123.64	335.35	3.15	1,222.5	1.66	9.97	53	10.73	4,667	46.5	247.4	50.1	1,495	7,953	1,609	S3V2
MTR-328-332.00	181.62	282.59	- 5.57	1,963.5	1.20	6.05	11	6.21	5,419	32.8	61.2	33.6	1,054	1,969	1,082	S3V2
MTR-432-103.91	295.13	526.20	- 4.59	655.2	1.20	1.97	109	3.53	1,808	3.6	197.5	6.4	114	6,349	205	S3V2
MTR-436 48	249.86	573.82	- 5.57	713.3	1.20	2.25	82	3.41	1,969	4.4	160.7	6.7	142	5,165	216	S3V2
					Totals	4.20	71	5.20	73,018	306.4	5,148.9	380.0	9,852	165,536	12,217	S3V2
Inferred below drilling																
MTR-319-276.00				3,261.5	1.66	9.97	53	10.73	12,452	124.1	660.0	133.6	3,989	21,218	4,294	S3V2
MTR-328-332.00				6,521.1	1.20	6.05	11	6.21	17,998	108.9	203.4	111.7	3,500	6,539	3,592	S3V2
DFR- 13-234				6,288.7	1.20	2.46	44	3.09	17,357	42.6	767.2	53.6	1,371	24,664	1,724	S3V2
MTR-282-264				10,330.0	1.20	2.25	51	2.98	28,511	64.1	1,462.6	84.9	2,061	47,023	2,731	S3V2
					Totals	4.45	41	5.03	76,318	339.7	3,093.1	383.8	10,921	99,444	12,341	S3V2
Inferred below drilling not included in Block Model estimate																
MTR-319-276.00				2,240.9	1.66	9.97	53	10.73	8,556	85.3	453.4	91.8	2,741	14,578	2,950	S3V2
MTR-328-332.00				6,342.9	1.20	6.05	11	6.21	17,506	105.9	197.8	108.7	3,404	6,360	3,494	S3V2
DFR- 13-234				3,797.5	1.20	2.46	44	3.09	10,481	25.8	463.3	32.4	828	14,894	1,041	S3V2
MTR-282-264				6,103.3	1.20	2.25	51	2.98	16,845	37.9	864.2	50.2	1,217	27,783	1,613	S3V2
					Totals	4.77	37	5.30	53,388	254.8	1,978.7	283.0	8,190	63,615	9,099	S3V2

Hole	LONGITUDINAL SECTION PLOTTING COORDINATES			Area, m²	True Thick., m	Au, g/t	Ag, g/t	AuEq, g/t	Tonnes	Au, Kg	Ag,Kg	AuEq, Kg	Au, oz	Ag, oz	AuEq, oz	STRUCTURE
	X	Y	Z													
SHEAR S3 STRUCTURE 3																
MTC- 21-169.89	305.38	473.52	4.10	667.9	1.20	7.14	104	8.63	1,843	13.2	192.3	15.9	423	6,182	512	S3V3
MTC-22 86	365.97	559.35	8.67	917.7	1.22	3.77	144	5.83	2,575	9.7	370.8	15.0	312	11,921	483	S3V3
MTC-54 64	313.20	575.50	0.38	688.8	2.23	4.28	196	7.07	3,533	15.1	690.6	25.0	486	22,204	803	S3V3
MTR-130 8	334.59	644.11 -	2.08	878.7	1.21	2.22	300	6.51	2,445	5.4	733.6	15.9	175	23,586	512	S3V3
MTR-140 54	311.42	584.73 -	0.40	399.6	2.97	1.80	200	4.65	2,730	4.9	545.9	12.7	158	17,552	408	S3V3
MTR-143-94	257.33	524.61 -	5.53	887.9	1.80	4.53	39	5.09	3,676	16.7	143.4	18.7	535	4,609	602	S3V3
MTR-203-147.52	245.02	472.98	9.11	993.0	1.20	2.29	59	3.14	2,741	6.3	162.8	8.6	202	5,234	276	S3V3
MTR-206-117.92	301.44	517.54	16.54	1,477.1	1.20	9.63	355	14.70	4,077	39.3	1,446.9	59.9	1,262	46,517	1,927	S3V3
MTR-207-168	330.35	484.29 -	1.42	995.0	1.20	2.26	95	3.62	2,746	6.2	261.2	9.9	199	8,396	319	S3V3
MTR-219-134	156.04	462.21	11.52	1,047.1	1.20	1.67	122	3.41	2,890	4.8	352.0	9.8	155	11,316	317	S3V3
MTR-220-163.83	219.50	456.14	2.50	1,035.0	1.20	5.17	78	6.28	2,857	14.8	222.8	17.9	475	7,164	577	S3V3
MTR-221-155.99	191.52	464.48	6.78	873.4	1.20	2.41	66	3.35	2,410	5.8	158.9	8.1	187	5,107	260	S3V3
MTR-224-121.77	385.75	529.64	11.27	1,101.7	1.20	1.87	122	3.62	3,041	5.7	371.9	11.0	183	11,956	354	S3V3
MTR-225-181.93	280.53	461.43	3.47	868.9	1.20	3.10	34	3.59	2,398	7.4	81.3	8.6	239	2,614	277	S3V3
MTR-233 100	432.19	571.40	0.82	1,018.9	1.20	0.90	338	5.73	2,812	2.5	950.2	16.1	82	30,549	518	S3V3
MTR-243-218.00	313.41	444.73	18.53	821.2	1.20	9.64	44	10.28	2,267	21.9	100.4	23.3	703	3,228	749	S3V3
MTR-246-227.70	196.09	408.73 -	0.25	1,569.1	1.20	2.90	10	3.05	4,331	12.5	44.6	13.2	403	1,434	424	S3V3
MTR-250 186	322.38	478.25	17.82	524.6	3.37	3.07	59	3.91	4,066	12.5	241.1	15.9	401	7,751	511	S3V3
MTR-251-213.76	350.06	455.97 -	10.34	1,305.7	1.20	7.11	396	12.76	3,604	25.6	1,425.7	46.0	823	45,836	1,478	S3V3
MTR-252-204	245.29	434.23	6.04	1,482.3	1.20	2.61	57	3.42	4,091	10.7	231.6	14.0	343	7,444	449	S3V3
MTR-253-182	166.14	430.39	7.30	1,220.9	1.20	3.28	39	3.84	3,370	11.0	130.7	12.9	355	4,203	416	S3V3
MTR-254-186.00	135.28	424.94	15.49	629.4	2.09	2.64	48	3.32	3,025	8.0	143.7	10.0	256	4,620	322	S3V3
MTR-256-64	516.90	646.56	13.27	1,077.2	1.20	0.48	214	3.54	2,973	1.4	637.4	10.5	46	20,493	338	S3V3
MTR-257-43.95	496.77	649.78	18.95	1,234.8	1.20	2.01	174	4.50	3,408	6.9	593.0	15.3	221	19,065	493	S3V3
MTR-258 162	380.80	485.79	6.23	1,678.4	1.80	4.28	48	4.97	6,948	29.7	333.5	34.5	956	10,723	1,109	S3V3
MTR-270 46	306.62	599.69 -	2.43	1,117.1	1.21	2.38	175	4.88	3,109	7.4	544.1	15.2	238	17,491	488	S3V3
MTR-278-248.00	341.01	424.64	17.91	895.1	2.01	7.00	45	7.64	4,138	28.9	186.2	31.6	931	5,987	1,016	S3V3
MTR-282-252.00	364.90	420.52	5.62	1,123.0	1.85	10.85	181	13.44	4,778	51.8	864.9	64.2	1,667	27,807	2,065	S3V3
MTR-283-274.00	157.56	341.44	0.38	985.6	1.86	3.35	19	3.62	4,216	14.1	78.0	15.2	454	2,508	490	S3V3
MTR-285 128	361.06	518.28 -	1.49	591.1	1.20	2.51	85	3.71	1,631	4.1	138.0	6.1	132	4,437	195	S3V3
MTR-309-135.33	436.77	529.37	2.23	725.6	1.20	1.49	129	3.33	2,003	3.0	257.9	6.7	96	8,292	214	S3V3
MTR-312-169.82	74.12	428.55	0.66	608.7	1.20	3.56	65	4.48	1,680	6.0	108.7	7.5	192	3,495	242	S3V3
MTR-315-158.00	52.63	434.69	4.12	881.3	2.40	6.65	194	9.41	4,865	32.3	941.3	45.8	1,040	30,263	1,472	S3V3
MTR-316-118.00	151.67	501.59	2.44	1,124.7	1.42	5.06	688	14.89	3,673	18.6	2,527.1	54.7	598	81,247	1,758	S3V3
MTR-319-254.00	126.25	355.13	12.45	1,104.3	1.71	8.73	13	8.91	4,343	37.9	56.5	38.7	1,218	1,815	1,244	S3V3
MTR-328-320.00	182.38	293.73 -	1.05	1,852.0	1.20	5.06	17	5.29	5,111	25.9	85.9	27.1	831	2,761	870	S3V3
MTR-339 99.35	346.73	542.97 -	4.11	1,014.6	1.20	2.10	195	4.89	2,800	5.9	545.2	13.7	189	17,528	440	S3V3
MTR-343-183.944	58.58	411.13	9.37	717.6	1.20	1.27	237	4.66	1,981	2.5	470.0	9.2	81	15,110	297	S3V3
MTR-347-256	405.72	414.28	9.34	1,636.6	1.20	3.72	7	3.81	4,517	16.8	29.8	17.2	541	958	554	S3V3
MTR-348-228.00	65.45	371.19	16.95	1,502.2	1.20	3.83	58	4.66	4,146	15.9	240.9	19.3	511	7,744	621	S3V3
MTR-363-112.00	236.66	493.36	4.47	816.1	4.87	29.94	84	31.15	9,141	273.7	771.5	284.7	8,799	24,804	9,153	S3V3
MTR-378-204.65	482.83	470.07	11.78	1,317.3	1.20	2.98	36	3.50	3,636	10.8	131.6	12.7	348	4,231	409	S3V3
MTR-384-74	229.58	532.74	5.06	1,188.1	2.10	9.59	66	10.53	5,738	55.0	378.7	60.4	1,768	12,176	1,943	S3V3
MTR-406-7.99	457.11	665.27	5.43	1,304.8	1.20	1.17	144	3.24	3,601	4.2	520.0	11.7	136	16,719	375	S3V3
MTR-432 68	301.31	554.02	15.04	507.1	2.37	4.62	104	6.10	2,764	12.8	286.1	16.9	411	9,197	542	S3V3
MTR-442-75.81	173.40	520.64	0.39	967.6	1.20	2.22	121	3.94	2,671	5.9	322.3	10.5	190	10,363	338	S3V3
				Totals		5.77	124	7.55	161,399	931.6	20,051.0	1,218.0	29,949	644,638	39,160	S3V3

Detailed Polygon Data

Hole	LONGITUDINAL SECTION PLOTTING COORDINATES			Area, m²	True Thick., m	Au, g/t	Ag, g/t	AuEq, g/t	Tonnes	Au, Kg	Ag,Kg	AuEq, Kg	Au, oz	Ag, oz	AuEq, oz	STRUCTURE
	X	Y	Z													
Inferred below drilling																
MTR-348-228.00				10,168.8	1.20	3.83	58	4.66	28,066	107.5	1,630.6	130.8	3,458	52,425	4,205	S3V3
MTR-319-254.00				3,500.8	1.71	8.73	13	8.91	13,769	120.1	179.0	122.7	3,862	5,755	3,944	S3V3
MTR-328-320.00				6,299.7	1.20	5.06	17	5.29	17,387	87.9	292.1	92.0	2,827	9,391	2,959	S3V3
MTR-347-256				7,565.5	1.20	3.72	7	3.81	20,881	77.7	137.8	79.6	2,499	4,431	2,560	S3V3
			Totals			4.91	28	5.31	80,103	393.3	2,239.5	425.2	12,646	72,001	13,669	S3V3
Inferred below drilling not included in Block Model estimate																
MTR-348-228.00				6,162.3	1.20	3.83	58	4.66	17,008	65.2	988.2	79.3	2,095	31,769	2,548	S3V3
MTR-319-254.00				2,092.3	1.71	8.73	13	8.91	8,229	71.8	107.0	73.3	2,308	3,439	2,357	S3V3
MTR-328-320.00				5,660.0	1.20	5.06	17	5.29	15,622	79.0	262.4	82.7	2,540	8,438	2,659	S3V3
MTR-347-256				4,079.7	1.20	3.72	7	3.81	11,260	41.9	74.3	42.9	1,347	2,389	1,381	S3V3
			Totals			4.95	27	5.34	52,118	257.9	1,431.9	278.2	8,291	46,035	8,945	S3V3

APPENDIX C
Detailed Polygon Data

Hole	LONGITUDINAL SECTION PLOTTING COORDINATES			Area, m²	True Thick., m	Au, g/t	Ag, g/t	AuEq, g/t	Tonnes	Au, Kg	Ag,Kg	AuEq, Kg	Au, oz	Ag, oz	AuEq, oz	STRUCTURE
	X	Y	Z													
SHEAR S3 STRUCTURE 4																
MTC-21 142	310.24	492.62	17.70	450.9	5.66	2.13	171	4.57	5,873	12.5	1,005.5	26.9	402	32,328	864	S3V4
MTR-206-108	303.85	525.27	22.28	1,086.7	1.20	4.06	322	8.65	2,999	12.2	965.2	25.9	391	31,031	834	S3V4
MTR-207 120	339.56	523.03	24.84	1,652.9	1.20	2.85	286	6.93	4,562	13.0	1,305.2	31.6	418	41,961	1,017	S3V4
MTR-224-110	388.27	539.22	17.65	1,204.4	1.20	0.43	180	3.00	3,324	1.4	596.7	10.0	46	19,184	320	S3V4
MTR-229 160	306.48	487.78	21.57	412.0	1.20	3.04	226	6.26	1,137	3.5	257.0	7.1	111	8,262	229	S3V4
MTR-243-206.00	316.20	454.53	24.90	1,043.5	1.20	2.80	299	7.08	2,880	8.1	860.9	20.4	259	27,677	655	S3V4
MTR-250 176	325.88	487.46	24.57	908.5	1.20	7.36	5	7.43	2,507	18.5	12.0	18.6	594	387	599	S3V4
MTR-251-200	353.25	467.15 -	2.39	1,433.2	1.20	1.92	81	3.08	3,956	7.6	318.8	12.2	244	10,250	391	S3V4
MTR-254-180.00	136.74	430.60	18.63	707.9	1.20	4.16	61	5.04	1,954	8.1	120.0	9.8	261	3,857	316	S3V4
MTR-276 6	353.14	640.12	23.21	1,542.6	1.20	2.25	128	4.08	4,258	9.6	545.8	17.4	308	17,548	558	S3V4
MTR-292-230.00	321.05	430.19	25.39	738.2	2.11	2.67	241	6.11	3,582	9.6	863.4	21.9	308	27,758	704	S3V4
MTR-432-58	303.47	562.55	21.64	1,211.3	1.21	2.10	214	5.16	3,382	7.1	723.8	17.5	228	23,269	561	S3V4
					Totals	2.75	187	5.42	40,415	111.0	7,574.2	219.2	3,569	243,511	7,048	S3V4
Inferred below drilling																
MTR-292-230.00				3,758.3	2.11	2.67	241	6.11	18,239	48.7	4,395.6	111.4	1,566	141,317	3,583	S3V4
					Totals	2.67	241	6.11	18,239	48.7	4,395.6	111.4	1,566	141,317	3,583	S3V4
Inferred below drilling not included in Block Model estimate																
MTR-292-230.00				900.1	2.11	2.67	241	6.11	4,368	11.7	1,052.8	26.7	375	33,847	858	S3V4
					Totals	2.67	241	6.11	4,368	11.7	1,052.8	26.7	375	33,847	858	S3V4

APPENDIX C
Detailed Polygon Data

| Hole | LONGITUDINAL SECTION PLOTTING COORDINATES | | | Area, m² | True Thick., m | Au, g/t | Ag, g/t | AuEq, g/t | Tonnes | Au, Kg | Ag,Kg | AuEq, Kg | Au, oz | Ag, oz | AuEq, oz | STRUCTURE |
	X	Y	Z													
SHEAR S4 STRUCTURE 1																
MTR-203-71.71	264.20	549.32	- 15.20	1,148.1	1.20	3.26	108	4.80	3,169	10.3	341.0	15.2	332	10,962	489	S4V1
MTR-250-138.00	336.67	529.40	- 16.16	1,310.0	2.30	2.58	76	3.66	6,942	17.9	524.1	25.4	576	16,850	817	S4V1
MTR-251-108	375.22	554.76	- 14.66	1,605.7	1.20	2.46	102	3.92	4,432	10.9	450.3	17.4	351	14,476	559	S4V1
MTR-278-175.70	358.46	498.84	- 8.66	1,269.8	1.20	2.03	82	3.20	3,505	7.1	288.1	11.2	228	9,262	361	S4V1
MTR-282-183.66	378.37	493.12	- 24.24	1,146.6	1.20	2.95	101	4.40	3,165	9.3	320.3	13.9	301	10,296	448	S4V1
MTR-284-178.00	301.49	469.83	- 22.06	1,236.1	1.93	5.88	74	6.93	5,481	32.2	402.9	38.0	1,036	12,952	1,221	S4V1
MTR-313-247.48	401.83	445.18	- 21.48	1,246.6	1.20	5.56	19	5.83	3,441	19.1	65.0	20.1	615	2,091	645	S4V1
MTR-323-142	239.97	488.94	- 17.60	1,291.2	1.20	4.14	13	4.32	3,564	14.7	44.9	15.4	474	1,444	495	S4V1
MTR-327-149.40	405.46	515.39	- 25.84	1,552.0	1.20	4.59	209	7.58	4,284	19.7	895.7	32.5	632	28,797	1,044	S4V1
MTR-365-245.22	269.19	404.02	- 0.11	1,856.7	1.20	2.26	62	3.14	5,125	11.6	316.2	16.1	372	10,165	517	S4V1
MTR-386-234.91	210.87	394.55	3.57	1,823.1	1.20	2.20	48	2.90	5,032	11.1	243.5	14.6	357	7,830	469	S4V1
MTR-388-270.00	311.44	396.75	- 10.29	1,299.8	2.52	6.38	49	7.07	7,546	48.1	367.5	53.3	1,547	11,814	1,715	S4V1
				Totals		3.81	76	4.90	55,682	212.1	4,259.4	273.1	6,820	136,938	8,779	S4V1
Inferred below drilling																
MTR-386-234.91				1,928.5	1.20	2.20	48	2.90	5,323	11.7	257.6	15.4	377	8,282	496	S4V1
MTR-365-245.22				2,451.5	1.20	2.26	62	3.14	6,766	15.3	417.5	21.2	491	13,421	683	S4V1
MTR-388-270.00				3,834.0	2.52	6.38	49	7.07	22,257	141.9	1,083.9	157.4	4,563	34,848	5,059	S4V1
MTR-313-247.48				807.1	1.20	5.56	19	5.83	2,227	12.4	42.1	13.0	398	1,353	418	S4V1
				Totals		4.96	49	5.66	36,573	181.3	1,801.1	207.0	5,830	57,905	6,656	S4V1
Inferred below drilling not included in Block Model estimate																
MTR-386-234.91				591.6	1.20	2.20	48	2.90	1,633	3.6	79.0	4.7	116	2,541	152	S4V1
MTR-365-245.22				2,234.7	1.20	2.26	62	3.14	6,168	13.9	380.5	19.4	448	12,235	623	S4V1
MTR-388-270.00				2,596.2	2.52	6.38	49	7.07	15,071	96.1	734.0	106.6	3,090	23,597	3,426	S4V1
MTR-313-247.48				274.4	1.20	5.56	19	5.83	757	4.2	14.3	4.4	135	460	142	S4V1
				Totals		4.99	51	5.72	23,629	117.9	1,207.9	135.1	3,789	38,832	4,343	S4V1

APPENDIX C
Detailed Polygon Data

Hole	LONGITUDINAL SECTION PLOTTING COORDINATES X	Y	Z	Area, m²	True Thick., m	Au, g/t	Ag, g/t	AuEq, g/t	Tonnes	Au, Kg	Ag,Kg	AuEq, Kg	Au, oz	Ag, oz	AuEq, oz	STRUCTURI
SHEAR S4 STRUCTURE 2																
MTC- 29-34.00	205.89	559.63	- 5.96	329.7	2.23	3.38	407	9.19	1,693	5.7	688.2	15.6	184	22,126	500	S4V2
MTC- 40-104	159.28	503.28	- 0.52	589.5	1.20	7.66	166	10.03	1,627	12.5	270.2	16.3	401	8,688	525	S4V2
MTR-198-38.00	237.71	564.26	- 5.61	302.0	2.47	5.25	163	7.58	1,718	9.0	280.1	13.0	290	9,005	419	S4V2
MTR-199-27.98	203.08	567.70	- 8.02	543.8	1.20	2.65	109	4.21	1,501	4.0	163.7	6.3	128	5,264	203	S4V2
MTR-219-43.86	177.59	549.09	- 3.18	536.0	1.20	9.73	640	18.88	1,479	14.4	947.0	27.9	463	30,446	898	S4V2
MTR-220-60.00	238.08	551.24	- 1.90	520.4	3.50	1.72	140	3.73	4,189	7.2	587.8	15.6	232	18,897	502	S4V2
MTR-221-66.00	211.14	546.16	- 2.02	526.8	2.42	11.17	951	24.76	2,928	32.7	2,784.9	72.5	1,052	89,534	2,331	S4V2
MTR-234-56.00	150.08	533.73	- 3.96	1,046.2	1.23	4.59	231	7.89	2,957	13.6	683.1	23.3	436	21,962	750	S4V2
MTR-235-62.00	118.98	527.01	- 1.86	1,036.3	1.25	2.11	161	4.41	2,984	6.3	480.4	13.2	202	15,446	423	S4V2
MTR-246-103.93	218.54	523.11	4.98	1,079.0	1.20	3.32	163	5.65	2,978	9.9	484.8	16.8	318	15,587	541	S4V2
MTR-250-109.88	345.25	551.65	0.44	1,260.2	1.20	3.04	77	4.13	3,478	10.6	267.8	14.4	340	8,611	462	S4V2
MTR-253-74.00	188.92	528.99	1.76	882.2	4.45	4.09	184	6.72	9,027	36.9	1,659.2	60.7	1,188	53,344	1,950	S4V2
MTR-254-96	156.53	511.89	1.17	501.3	1.20	6.98	203	9.88	1,384	9.7	281.2	13.7	310	9,039	440	S4V2
MTR-255-98	130.57	503.73	- 1.13	745.0	1.20	7.39	120	9.10	2,056	15.2	246.7	18.7	489	7,933	602	S4V2
MTR-275-42.00	231.36	569.10	- 7.86	434.3	1.41	18.10	372	23.41	1,408	25.5	523.9	33.0	820	16,844	1,060	S4V2
MTR-278-163.68	361.45	508.65	- 2.42	929.6	1.20	1.88	103	3.35	2,566	4.8	263.0	8.6	155	8,455	276	S4V2
MTR-282-166.00	381.18	505.52	- 16.60	957.5	4.12	14.17	1156	30.68	9,076	128.6	10,494.3	278.4	4,133	337,392	8,952	S4V2
MTR-294-26	29.00	547.29	- 8.42	916.3	1.43	0.88	156	3.11	3,016	2.7	470.5	9.4	85	15,125	302	S4V2
MTR-295-8	112.78	573.38	- 9.63	1,092.6	1.20	0.70	173	3.16	3,016	2.1	520.2	9.5	67	16,725	306	S4V2
MTR-306-150.00	229.54	478.98	4.30	1,545.4	2.95	2.34	66	3.28	10,485	24.6	688.9	34.4	790	22,147	1,106	S4V2
MTR-308-30.00	30.45	544.30	- 8.10	687.6	1.48	3.86	125	5.65	2,345	9.1	293.1	13.3	291	9,425	426	S4V2
MTR-312-74.00	95.77	516.79	- 6.19	788.6	1.24	1.01	165	3.36	2,253	2.3	371.7	7.6	73	11,950	243	S4V2
MTR-313-212.00	405.43	473.70	- 5.81	1,063.3	3.82	2.38	67	3.34	9,335	22.2	625.4	31.2	714	20,107	1,002	S4V2
MTR-314-210.00	380.61	481.72	1.24	952.5	2.14	9.80	226	13.02	4,695	46.0	1,058.7	61.1	1,478	34,036	1,965	S4V2
MTR-315-70.00	72.02	514.73	- 3.52	661.2	1.29	3.87	291	8.03	1,966	7.6	572.2	15.8	245	18,397	508	S4V2
MTR-316-44.00	176.12	560.14	- 6.50	988.9	1.48	3.29	342	8.18	3,364	11.1	1,150.5	27.5	356	36,988	885	S4V2
MTR-319-136	143.82	471.78	4.65	502.9	1.20	2.02	156	4.25	1,388	2.8	216.1	5.9	90	6,949	190	S4V2
MTR-323-93.66	248.67	529.98	6.53	1,235.7	1.20	5.04	258	8.73	3,410	17.2	881.3	29.8	552	28,332	957	S4V2
MTR-324-198.00	231.97	435.69	6.70	1,361.6	2.54	5.87	172	8.33	7,957	46.7	1,371.0	66.3	1,501	44,079	2,131	S4V2
MTR-328-146.00	198.29	465.33	4.72	1,227.2	1.72	3.45	136	5.38	4,863	16.8	659.0	26.2	539	21,186	841	S4V2
MTR-342-180.00	259.41	453.66	- 0.07	974.4	1.83	6.97	129	8.81	4,097	28.6	526.4	36.1	918	16,925	1,160	S4V2
MTR-349-208	167.72	432.67	1.96	1,219.1	1.20	6.60	287	10.69	3,365	22.2	964.0	36.0	714	30,993	1,156	S4V2
MTR-352-186	349.22	475.17	10.94	1,147.9	1.97	1.64	208	4.60	5,196	8.5	1,078.2	23.9	274	34,663	768	S4V2
MTR-356-276	387.70	426.09	6.14	1,521.2	1.20	7.31	46	7.96	4,199	30.7	191.9	33.4	987	6,169	1,074	S4V2
MTR-357-180.00	317.58	462.59	12.94	1,044.7	1.74	5.15	300	9.43	4,185	21.5	1,253.6	39.5	692	40,302	1,269	S4V2
MTR-359-207.48	457.00	497.33	- 5.53	1,615.3	1.20	2.90	14	3.09	4,458	12.9	60.2	13.8	415	1,935	443	S4V2
MTR-363-22.00	256.41	583.49	- 10.55	1,057.1	2.22	1.22	188	3.89	5,385	6.5	1,009.8	20.9	210	32,464	674	S4V2
MTR-365-218.00	270.47	427.91	11.55	1,079.0	1.76	5.34	190	8.05	4,355	23.2	825.3	35.1	747	26,534	1,127	S4V2
MTR-369-190.00	153.71	434.33	- 0.04	894.5	1.20	1.69	91	3.00	2,469	4.2	225.1	7.4	134	7,238	238	S4V2
MTR-383-64.00	43.80	509.57	- 3.55	1,374.6	1.21	4.58	223	7.77	3,813	17.5	850.3	29.6	561	27,336	952	S4V2
MTR-386-214.00	211.74	410.54	10.51	1,646.2	4.02	2.91	133	4.82	15,236	44.4	2,032.5	73.4	1,427	65,344	2,361	S4V2
MTR-387-228.00	297.23	431.02	10.43	1,148.8	4.41	3.82	94	5.16	11,652	44.5	1,090.6	60.1	1,431	35,063	1,933	S4V2
MTR-439-26.00	59.33	544.47	- 8.71	558.1	2.41	1.91	123	3.66	3,087	5.9	378.2	11.3	190	12,158	363	S4V2
MTR-441-0.00	221.70	591.42	- 12.00	270.5	4.23	34.57	381	40.01	2,629	90.9	1,000.8	105.2	2,922	32,174	3,381	S4V2
					Totals	4.96	224	8.16	185,270	919.0	41,471.7	1,511.6	29,545	1,333,316	48,597	S4V2

APPENDIX C
Detailed Polygon Data

Hole	LONGITUDINAL SECTION PLOTTING COORDINATES			Area, m²	True Thick., m	Au, g/t	Ag, g/t	AuEq, g/t	Tonnes	Au, Kg	Ag,Kg	AuEq, Kg	Au, oz	Ag, oz	AuEq, oz	STRUCTURE
	X	Y	Z													
Inferred below drilling																
MTR-294-26				747.2	1.43	0.88	156	3.11	2,459	2.2	383.6	7.6	70	12,334	246	S4V2
MTR-308-30.00				2,496.9	1.48	3.86	125	5.65	8,517	32.9	1,064.6	48.1	1,057	34,226	1,547	S4V2
MTR-383-64.00				1,237.6	1.21	4.58	223	7.77	3,433	15.7	765.5	26.7	505	24,611	858	S4V2
MTR-369-190.00				3,003.6	1.20	1.69	91	3.00	8,290	14.0	756.0	24.9	451	24,307	800	S4V2
MTR-349-208				2,859.7	1.20	6.60	287	10.69	7,893	52.1	2,261.3	84.4	1,674	72,701	2,713	S4V2
MTR-386-214.00				1,980.0	4.02	2.91	133	4.82	18,326	53.4	2,444.6	88.3	1,717	78,595	2,840	S4V2
MTR-387-228.00				2,283.0	4.41	3.82	94	5.16	23,156	88.5	2,167.4	119.5	2,844	69,683	3,841	S4V2
MTR-352-186				2,569.8	1.97	1.64	208	4.60	11,632	19.1	2,413.6	53.5	613	77,598	1,720	S4V2
MTR-356-276				2,517.0	1.20	7.31	46	7.96	6,947	50.8	317.5	55.3	1,633	10,207	1,778	S4V2
MTR-359-207.48				4,845.2	1.20	2.90	14	3.09	13,373	38.7	180.5	41.3	1,246	5,804	1,329	S4V2
				Totals		3.53	123	5.28	104,025	367.3	12,754.7	549.6	11,810	410,064	17,670	S4V2
Inferred below drilling not included in Block Model estimate																
MTR-294-26				242.4	1.43	0.88	156	3.11	798	0.7	124.4	2.5	23	4,001	80	S4V2
MTR-308-30.00				671.9	1.48	3.86	125	5.65	2,292	8.8	286.5	12.9	284	9,211	416	S4V2
MTR-383-64.00				312.0	1.21	4.58	223	7.77	865	4.0	193.0	6.7	127	6,205	216	S4V2
MTR-369-190.00					1.20	1.69	91	3.00	-	-	-	-	-	-	-	S4V2
MTR-349-208				127.2	1.20	6.60	287	10.69	351	2.3	100.6	3.8	74	3,235	121	S4V2
MTR-386-214.00				212.3	4.02	2.91	133	4.82	1,964	5.7	262.1	9.5	184	8,425	304	S4V2
MTR-387-228.00				958.7	4.41	3.82	94	5.16	9,724	37.1	910.2	50.2	1,194	29,262	1,613	S4V2
MTR-352-186				451.8	1.97	1.64	208	4.60	2,045	3.4	424.3	9.4	108	13,642	302	S4V2
MTR-356-276				681.9	1.20	7.31	46	7.96	1,882	13.8	86.0	15.0	442	2,765	482	S4V2
MTR-359-207.48				6.2	1.20	2.90	14	3.09	17	0.0	0.2	0.1	2	7	2	S4V2
				Totals		3.80	120	5.52	19,939	75.9	2,387.4	110.0	2,439	76,753	3,536	S4V2

Hole	LONGITUDINAL SECTION PLOTTING COORDINATES			Area, m²	True Thick., m	Au, g/t	Ag, g/t	AuEq, g/t	Tonnes	Au, Kg	Ag,Kg	AuEq, Kg	Au, oz	Ag, oz	AuEq, oz	STRUCTURE
	X	Y	Z													
SHEAR S4 STRUCTURE 3																
DFR- 17-42.00	371.36	595.64	2.37	584.9	1.84	1.26	159	3.52	2,471	3.1	392.2	8.7	100	12,608	280	S4V3
MTC- 20-14.00	425.17	638.87 -	12.18	350.0	2.46	0.98	473	7.73	1,979	1.9	935.2	15.3	62	30,066	492	S4V3
MTC- 21-64.00	327.54	571.21	2.68	395.5	1.20	1.83	162	4.14	1,092	2.0	176.6	4.5	64	5,679	145	S4V3
MTC- 23-78.00	306.67	551.05	7.70	430.6	2.17	2.01	256	5.66	2,147	4.3	548.6	12.2	138	17,638	391	S4V3
MTR-202-40.00	294.36	581.91 -	3.54	926.7	2.39	2.12	107	3.64	5,087	10.8	541.8	18.5	347	17,419	595	S4V3
MTR-203-43.79	272.10	571.60 -	0.27	696.9	1.20	1.77	175	4.27	1,923	3.4	337.4	8.2	109	10,846	264	S4V3
MTR-207-54.00	353.67	588.23	1.97	881.9	1.21	3.92	388	9.46	2,446	9.6	949.1	23.1	308	30,514	744	S4V3
MTR-225-76	304.45	557.78	2.55	461.6	1.20	5.20	284	9.26	1,274	6.6	361.6	11.8	213	11,625	379	S4V3
MTR-229-80	326.88	563.89	5.16	336.8	1.20	11.66	379	17.07	929	10.8	352.1	15.9	348	11,319	510	S4V3
MTR-243-110.00	338.42	542.83	14.63	555.2	3.39	2.38	114	4.00	4,329	10.3	492.2	17.3	331	15,823	557	S4V3
MTR-248-56.00	440.46	610.91 -	7.31	884.1	1.24	1.51	260	5.22	2,521	3.8	655.6	13.2	122	21,077	423	S4V3
MTR-250-98.00	348.24	559.27	6.08	426.3	3.41	3.26	82	4.43	3,341	10.9	273.0	14.8	350	8,777	476	S4V3
MTR-251-74.00	383.76	580.62	4.10	872.7	2.29	1.72	146	3.81	4,588	7.9	669.9	17.5	254	21,538	562	S4V3
MTR-252-84.00	273.22	545.00	6.19	675.4	2.24	1.62	126	3.41	3,483	5.6	437.1	11.9	181	14,052	382	S4V3
MTR-258-46.00	404.42	598.91 -	0.70	541.1	1.98	2.21	169	4.62	2,459	5.4	415.6	11.4	175	13,361	365	S4V3
MTR-278-130	369.87	536.24	14.99	684.0	1.20	4.96	121	6.68	1,888	9.4	228.3	12.6	301	7,338	405	S4V3
MTR-282-133.72	387.88	534.76	1.70	1,049.7	1.20	0.75	196	3.55	2,897	2.2	566.7	10.3	70	18,218	331	S4V3
MTR-296-111.86	284.90	525.49	15.79	948.8	1.20	0.99	568	9.10	2,619	2.6	1,486.4	23.8	83	47,786	766	S4V3
MTR-314-192	383.65	497.39	11.33	1,208.5	1.20	8.68	408	14.52	3,335	29.0	1,361.8	48.4	931	43,783	1,557	S4V3
MTR-323-82	250.98	539.71	12.54	1,026.0	1.20	14.08	126	15.87	2,832	39.9	355.4	44.9	1,282	11,425	1,445	S4V3
MTR-324-188.00	233.32	445.54	11.41	1,713.3	1.73	2.13	83	3.31	6,809	14.5	565.2	22.5	465	18,170	725	S4V3
MTR-327-78.00	416.13	575.27	6.10	1,079.7	3.78	1.34	136	3.28	9,377	12.6	1,275.3	30.8	404	41,000	989	S4V3
MTR-342-142.00	263.47	487.29	17.15	1,142.3	1.79	3.75	164	6.09	4,708	17.7	772.1	28.7	568	24,823	922	S4V3
MTR-357-158	320.14	482.81	22.70	1,253.6	1.20	0.24	259	3.93	3,460	0.8	895.5	13.6	26	28,789	437	S4V3
MTR-358-154.00	286.55	493.57	17.38	1,104.5	2.06	4.39	213	7.43	5,231	22.9	1,114.2	38.9	737	35,820	1,249	S4V3
MTR-363-6.00	259.63	594.69 -	2.80	553.4	4.44	1.59	141	3.60	5,657	9.0	796.4	20.4	288	25,605	655	S4V3
MTR-365-190	272.36	453.63	23.94	1,336.6	1.20	1.04	180	3.61	3,689	3.8	664.4	13.3	123	21,361	428	S4V3
MTR-387-216.00	298.95	443.44	16.65	1,199.1	2.73	24.25	255	27.90	7,526	182.5	1,921.4	210.0	5,868	61,774	6,751	S4V3
MTR-388-210.00	320.43	448.71	16.14	1,209.3	3.83	6.68	203	9.57	10,655	71.2	2,157.7	102.0	2,288	69,370	3,278	S4V3
MTR-395-256	272.35	401.67	18.02	1,819.7	1.20	4.27	106	5.78	5,022	21.4	531.9	29.0	689	17,100	933	S4V3
MTR-402-212.00	354.31	466.41	10.43	1,308.7	2.23	2.97	162	5.27	6,712	19.9	1,084.0	35.4	640	34,852	1,137	S4V3
				Totals	4.54		190	7.26	122,489	555.7	23,314.4	888.8	17,867	749,557	28,574	S4V3
Inferred below drilling																
MTR-395-256				2,878.4	1.20	4.27	106	5.78	7,944	33.9	841.3	45.9	1,091	27,048	1,476	S4V3
MTR-387-216.00				2,093.3	2.73	24.25	255	27.90	13,139	318.6	3,354.4	366.6	10,244	107,845	11,786	S4V3
MTR-388-210.00				3,760.7	3.83	6.68	203	9.57	33,136	221.3	6,710.1	317.1	7,114	215,730	10,195	S4V3
MTR-402-212.00				4,957.3	2.23	2.97	162	5.27	25,426	75.4	4,106.3	134.0	2,424	132,016	4,308	S4V3
MTR-314-192				2,862.0	1.20	8.68	408	14.52	7,899	68.6	3,225.2	114.7	2,205	103,690	3,687	S4V3
				Totals	8.20		208	11.17	87,545	717.8	18,237.3	978.3	23,077	586,329	31,452	S4V3
Inferred below drilling not included in Block Model estimate																
MTR-395-256				2,508.4	1.20	4.27	106	5.78	6,923	29.6	733.2	40.0	950	23,571	1,287	S4V3
MTR-387-216.00				901.1	2.73	24.25	255	27.90	5,656	137.2	1,443.9	157.8	4,409	46,422	5,073	S4V3
MTR-388-210.00				1,139.0	3.83	6.68	203	9.57	10,036	67.0	2,032.3	96.0	2,155	65,339	3,088	S4V3
MTR-402-212.00				1,166.4	2.23	2.97	162	5.27	5,982	17.7	966.2	31.5	570	31,062	1,014	S4V3
MTR-314-192				608.9	1.20	8.68	408	14.52	1,681	14.6	686.2	24.4	469	22,061	785	S4V3
				Totals	8.79		194	11.55	30,278	266.1	5,861.8	349.8	8,554	188,456	11,246	S4V3